                                               Filed Pursuant to Rule 424(b)(1)
                                               Registration No. 333-24733





                               29,500,000 SHARES
                      [POLO RALPH LAUREN CORPORATION LOGO]
                              CLASS A COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)
                            ------------------------

    Of the 29,500,000 shares of Class A Common Stock offered, 23,500,000 shares are being offered hereby in the United States and 6,000,000 shares are being offered in a concurrent international offering outside the United States. The initial public offering price and the aggregate underwriting discount per share will be identical for both Offerings. See "Underwriting".

    Of the 29,500,000 shares of Class A Common Stock offered, 9,400,000 shares are being sold by the Company and 20,100,000 shares are being sold by the Selling Stockholders. See "Principal and Selling Stockholders". The Company will not receive any of the proceeds from the sale of the shares being sold by the Selling Stockholders. Mr. Ralph Lauren, a Lauren Family Trust, and the GS Group, consisting of affiliates of Goldman, Sachs & Co., are Selling Stockholders. Mr. Lauren will receive approximately $162.2 million of the gross proceeds from the sale of shares of Class A Common Stock in the Offerings, the payment by the Company of a dividend to Mr. Lauren and the repayment of certain indebtedness owed to Mr. Lauren and related entities. A Lauren Family Trust will receive approximately $351.0 million of the gross proceeds from the sale of shares of Class A Common Stock in the Offerings. The GS Group will receive approximately $76.5 million of the gross proceeds from the sale of shares of Class A Common Stock in the Offerings, and the repayment of certain indebtedness owed to the GS Group. Distributions to be made to the existing stockholders of all undistributed earnings of the Operating Partnerships are expected to be in excess of such stockholders' tax liabilities with respect to such entities. See "Use of Proceeds", "Certain Relationships and Related Transactions" and "Principal and Selling Stockholders".

    Each share of Class A Common Stock and Class C Common Stock entitles its holder to one vote, whereas each share of Class B Common Stock entitles its holder to ten votes. All of the shares of Class B Common Stock are held by Lauren Family Members. After consummation of the Offerings, Lauren Family Members will beneficially own shares of Class B Common Stock having approximately 89.8% of the outstanding voting power of the Company's Common Stock.

    Prior to the Offerings, there has been no public market for the Class A Common Stock. For factors considered in determining the initial public offering price, see "Underwriting".

     SEE "RISK FACTORS" BEGINNING ON PAGE 15 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE CLASS A COMMON STOCK.

    The Class A Common Stock has been approved for listing, subject to notice of issuance, on the New York Stock Exchange under the symbol "RL".
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
         EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                                INITIAL PUBLIC        UNDERWRITING         PROCEEDS TO      PROCEEDS TO SELLING
                                OFFERING PRICE        DISCOUNT(1)           COMPANY(2)          STOCKHOLDERS
                             -------------------- -------------------- -------------------- --------------------
Per Share...................        $26.00               $1.43                $24.57               $24.57
Total(3)....................     $767,000,000         $42,185,000          $230,958,000         $493,857,000

---------------

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting".

(2) Before deducting estimated expenses of $5,000,000 payable by the Company.

(3) The Company and a Selling Stockholder have granted the U.S. Underwriters options for 30 days to purchase up to an additional 3,525,000 shares of Class A Common Stock at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. Additionally, the Company and a Selling Stockholder have granted the International Underwriters similar options with respect to an additional 900,000 shares as part of the concurrent international offering. If such options are exercised in full, the total initial public offering price, underwriting discount, proceeds to Company and proceeds to Selling Stockholders will be $882,050,000, $48,512,750, $274,446,900 and $559,090,350, respectively. See
    "Underwriting".
                            ------------------------

    The shares offered hereby are offered severally by the U.S. Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York, on or about June 17, 1997, against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.
                              MERRILL LYNCH & CO.
                                                      MORGAN STANLEY DEAN WITTER
                            ------------------------

                 The date of this Prospectus is June 11, 1997.

                    [PHOTOS OF MODELS, PRODUCTS AND STORES.]

     No person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date.
                            ------------------------

                               TABLE OF CONTENTS

Special Note Regarding Forward- Looking
  Statements..........................     4
Prospectus Summary....................     5
Risk Factors..........................    15
Reorganization and Related
  Transactions........................    22
Use of Proceeds.......................    24
Dividend Policy.......................    25
Capitalization........................    26
Dilution..............................    27
Selected Combined Financial Data......    29
Unaudited Pro Forma Combined Financial
  Information.........................    30
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    33
Business..............................    41
Management............................    65
Certain Relationships and Related
  Transactions........................    79
Principal and Selling Stockholders....    83
Description of Capital Stock..........    84
Shares Eligible for Future Sale.......    91
Legal Matters.........................    92
Experts...............................    92
Additional Information................    93
Index to Combined Financial
  Statements..........................   F-1
Underwriting..........................   U-1

                            ------------------------

     CERTAIN PERSONS PARTICIPATING IN THE OFFERINGS MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE CLASS A COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERINGS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".
                            ------------------------

     Through and including July 6, 1997 (the 25th day after the date of this Prospectus), all dealers effecting transactions in the Class A Common Stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This Prospectus includes forward-looking statements, including statements regarding, among other items, (i) the Company's anticipated growth strategies,
(ii) the Company's intention to introduce new products and enter into new licensing alliances, (iii) the Company's plans to open new retail stores, (iv) future expenditures for capital projects, and (v) the Company's ability to continue to maintain its brand image and reputation. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. Actual results could differ materially from these forward-looking statements as a result of the facts described in "Risk Factors" including, among others, (i) changes in the competitive marketplace, including the introduction of new products or pricing changes by the Company's competitors, and (ii) changes in the economy. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this Prospectus will in fact transpire.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements and the notes thereto contained elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus (i) gives effect to the Reorganization and Trademark Acquisition (as defined in "-- Reorganization and Related Transactions") and (ii) assumes the Underwriters' over-allotment options are not exercised. As used in this Prospectus, references to the "Company" or "Polo" mean Polo Ralph Lauren Corporation, after giving effect to the Reorganization, including the transfer of certain assets and interests in related entities to Polo Ralph Lauren Corporation, as if the Reorganization had occurred at the beginning of the periods discussed and presented herein. See "Reorganization and Related Transactions". The Company utilizes a 52-53 week fiscal year ending on the Saturday nearest March 31. Accordingly, fiscal years 1993, 1994, 1995, 1996 and 1997 ended on April 3, 1993, April 2, 1994, April 1, 1995, March 30, 1996 and
March 29, 1997, respectively. References to licensing partners' wholesale net sales have been derived from information obtained from the Company's licensing partners. Due to the collaborative and ongoing nature of the Company's relationships with its licensees, such licensees are referred to in this Prospectus as "licensing partners" and the relationships between the Company and such licensees are referred to in this Prospectus as "licensing alliances". Notwithstanding these references, however, the legal relationship between the Company and its licensees is one of licensor and licensee, and not one of partnership.

                                  THE COMPANY

     Polo Ralph Lauren Corporation ("Polo" or the "Company") is a leader in the design, marketing and distribution of premium lifestyle products. For 30 years, Polo's reputation and distinctive image have been consistently developed across an expanding number of products, brands and international markets. The Company's brand names, which include "Polo", "Polo by Ralph Lauren", "Polo Sport", "Ralph Lauren", "RALPH", "Lauren", "Polo Jeans Co." and "Chaps", among others, constitute one of the world's most widely recognized families of consumer brands. Directed by Ralph Lauren, the internationally renowned designer, the Company believes it has influenced the manner in which people dress and live in contemporary society, reflecting an American perspective and lifestyle uniquely associated with Polo and Ralph Lauren.

     The Polo brand was established in 1967 when Mr. Lauren introduced a collection of men's ties. In 1968, Polo was established as an independent menswear company offering a line of premium quality men's clothing and sportswear with a distinctive blend of innovation and tradition. The Company's now famous polo player astride a horse logo and Ralph Lauren womenswear products were introduced in 1971. In that same year, the first in-store area dedicated exclusively to Polo Ralph Lauren products ("shop-within-shop boutique") opened in Bloomingdale's flagship store in New York City and the first Polo store was opened by an independent third party. See "Business -- Operations -- Domestic Wholesale and Home Collection Customers and Service -- Shop-within-Shop Boutiques". Commencing in 1973, womenswear products were produced and distributed by a third party under the Company's first licensing alliance. From these beginnings, the Polo and Ralph Lauren brands have been the foundation upon which the Company has based its historic growth. The Company's net revenues, which are comprised of wholesale and retail net sales and licensing revenue, have increased from $767.3 million in fiscal 1993 to $1.2 billion in fiscal 1997, and the Company's income from operations has grown from $82.1 million in fiscal 1993 to $157.4 million in fiscal 1997.

     Polo combines its consumer insight and design, marketing and imaging skills to offer, along with its licensing partners, broad lifestyle product collections in four categories: apparel, home, accessories and fragrance. Apparel products include extensive collections of menswear, womenswear and children's clothing. The Ralph Lauren Home Collection offers coordinated products for the home including bedding and bath products, interior decor and tabletop and gift items. Accessories encompass a broad range of products such as footwear, eyewear, jewelry and leather goods

(including handbags and luggage). Fragrance and skin care products are sold under the Company's Polo, Lauren, Safari and Polo Sport brands, among others. See "Business -- Operations -- Licensing Alliances". Worldwide wholesale net sales of all products bearing the Company's brands, generated by both Polo and its licensing partners, aggregated approximately $2.9 billion in fiscal 1997 and are displayed in the chart below. Of these sales, approximately 31% occurred outside the United States.

                  FISCAL 1997 WORLDWIDE WHOLESALE NET SALES OF
                        POLO RALPH LAUREN PRODUCTS(1)(2)
                                 (IN MILLIONS)


[Pie chart depicting worldwide wholesale net sales of all products bearing the Company's brands, generated by both Polo and its licensing partners during fiscal 1997 including: Menswear, $1,411 million (48.4%), Womenswear, $476 million (16.3%), Children's Apparel, $145 million (5.0%), Accessories, $282 million (9.7%), Fragrances, $275 million (9.4%) and Home Collection, $326 million (11.2%).]


---------------

(1) Wholesale net sales for products sold by the Company's licensing partners have been derived from information obtained from such licensing partners.

(2) Includes transfers of products to the Company's wholly owned retail operations at wholesale prices or, in the case of outlet stores, at cost.

     Polo's business consists of four integrated operations: wholesale, Home Collection, direct retail and licensing alliances. Wholesale operations primarily consist of the design, sourcing, marketing and distribution of menswear under the Polo by Ralph Lauren, Polo Sport, Polo Golf and Ralph Lauren/Purple Label brands and of womenswear under the Ralph Lauren Collection and Collection Classics, RALPH and Ralph Lauren Polo Sport brands. See "Business -- Operations -- Wholesale". The Home Collection division designs, markets and sells home products under the Company's brands for its 13 home licensing partners from whom the Company receives royalties. See
"Business -- Operations -- Home Collection". Polo's retail sales are generated by the Company's 28 Polo stores (including 21 stores being acquired pursuant to the PRC Acquisition (as defined)) located in regional malls and high-street shopping areas and its 67 outlet stores located primarily in outlet malls. See "Business -- Operations -- Direct Retailing" and "Reorganization and Related

Transactions". As part of its licensing alliances, Polo conceptualizes, designs and develops the marketing for a broad range of products under its various brands for which the Company receives royalties from 19 product licensing partners and 14 international licensing partners. See "Business -- Licensing Alliances". Details of the Company's net revenues are shown in the table below.

                                                     FISCAL YEAR                     PRO FORMA
                                        --------------------------------------     FISCAL 1997(3)
                                          1995          1996           1997         (UNAUDITED)
                                        --------     ----------     ----------     --------------
                                                             (IN THOUSANDS)
Wholesale net sales(1)................  $496,876     $  606,022     $  663,358       $  623,041
Retail sales..........................   249,719        303,698        379,972          508,645
                                        --------     ----------     ----------
  Net sales...........................   746,595        909,720      1,043,330        1,131,686
Licensing revenue(1)(2)...............   100,040        110,153        137,113          137,113
                                        --------     ----------     ----------
  Net revenues........................  $846,635     $1,019,873     $1,180,443       $1,268,799
                                        ========     ==========     ==========

---------------

(1) The Company purchased certain of the assets of its former womenswear licensing partner in October 1995 and the fiscal 1996 and 1997 net revenues reflect the inclusion of womenswear wholesale net sales of $36,692 and $98,759, respectively, and an elimination of licensing revenue associated with operations of the womenswear business after the acquisition.

(2) Licensing revenue includes royalties received from Home Collection licensing partners.

(3) Pro forma financial information presented above gives effect to the PRC Acquisition as if it had occurred on March 31, 1996, the first day of fiscal 1997. Prior to the PRC Acquisition, the Company owned a 50% interest in Polo Retail Corporation ("PRC") which it accounted for using the equity method, and as such, did not consolidate PRC's operations. Accordingly, prior to the PRC Acquisition, net revenues did not include PRC's retail sales, while wholesale net sales reflected the Company's sales to PRC. Simultaneous with the closing of the Offerings, the Company will complete the PRC Acquisition. See "Reorganization and Related Transactions -- PRC Acquisition" and "Unaudited Pro Forma Combined Financial Information".

STRATEGY

     From its inception, Polo has maintained a consistent operating strategy which has driven growth in sales and earnings. Key elements of this core strategy are as follows:

          OFFER PREMIUM QUALITY PRODUCTS AND DISTINCTIVE DESIGNS. The Company's products reflect a timeless and innovative American style associated with and defined by Polo and Ralph Lauren. The Company's designers work closely with its merchandising, sales and production teams and licensing partners to offer premium quality product collections which incorporate Polo's distinctive lifestyle themes. Mr. Lauren, supported by Polo's design staff of over 180 persons, has won numerous awards for Polo's designs including, most recently, the prestigious 1996 Menswear Designer of the Year and 1995 Womenswear Designer of the Year awards, both of which were awarded by the Council of Fashion Designers of America ("CFDA"). In addition, Mr. Lauren was honored with the CFDA Lifetime Achievement Award in 1991, and is the only person to have won all three of these awards. See
     "Business -- Design".

          PROMOTE GLOBAL BRANDS AND IMAGE. The Company strives to project a consistent global image for its brands from product design to marketing to point-of-sale. Portraying core lifestyle themes more often than a particular product, Polo's distinctive advertising builds the Company's brand names and image, season after season. In fiscal 1997, Polo and its licensing partners spent over $130 million to advertise and promote the Company's brands worldwide. Polo also presents seasonal fashion shows, directs in-store events and utilizes the services of prominent athletes and models to promote its image. See "Business -- Marketing".

          CONTROL AND CUSTOMIZE DISTRIBUTION. Polo's reputation for quality and style is also reflected in the distribution of its products. The Company's products are sold through leading upscale department and specialty stores and Polo stores throughout the world. Polo was a pioneer in utilizing shop-within-shop boutiques in major department stores to encourage the effective merchandising and display of Polo Ralph Lauren products. By presenting a broad selection of Polo products in an attractive customized environment, the shop-within-shop boutiques heighten awareness of the Company's brands and differentiate its offerings. The Company estimates that, as of March 29, 1997, more than three million square feet of retail space worldwide (including Polo stores and approximately 1,700 department store shop-within-shop boutiques in the United States) were exclusively dedicated to products sold under the Company's brands. See
     "Business -- Operations -- Domestic Wholesale and Home Collection Customers and Service".

          BUILD STRATEGIC LICENSING ALLIANCES. Polo's licensing alliances have been a key factor in the Company's ability to offer an extensive array of products domestically and internationally. Through these alliances, Polo combines its consumer insight and design, marketing, and imaging skills with the specific product or geographic competencies of its licensing partners to create and build new businesses. Important examples of these alliances include those with industry leaders such as L'Oreal, S.A. in fragrances, WestPoint Stevens, Inc. in bedding and bath products, and Seibu Department Stores, Ltd. in connection with the offering of Polo products in Japan. See "Business -- Operations -- Home Collection" and
     "-- Operations -- Licencing Alliances", for a description of the Company's material licensing alliances and the percent of revenue attributable to each.

          DEVELOP POLO RALPH LAUREN STORES. The Company enhances the sale and merchandising of its products and builds the awareness and identity of its brands through its Polo stores and outlet stores. The Company's two flagship stores, located on Madison Avenue in New York City, offer unique shopping environments which communicate the complete Polo lifestyle. Over 100 Polo stores are operated by the Company and its licensing and joint venture partners in over 25 countries worldwide. The Company also operates 67 outlet stores which broaden its customer base and contribute to profitability while maintaining the integrity of its primary distribution channels. See "Business -- Operations -- Direct Retailing".

     The Company believes that the ongoing implementation of these operating strategies in combination with its growth strategies positions the Company for continued success. Polo's growth strategies are as follows:

          EXPAND THE FAMILY OF POLO BRANDS. The Company continually creates new brands based upon the original Polo and Ralph Lauren concepts to address new markets and consumer groups and maintain Polo's premium image. For example, in fiscal 1994, the Polo Sport label was created to introduce a new line of fitness apparel targeted at the growing market for functional, performance-oriented sport and outdoor wear. In Fall 1995, Polo launched its exclusive, limited distribution Purple Label brand of men's tailored clothing. Representing the Company's most refined apparel perspective, Purple Label reinforces Polo's reputation for quality, innovation and style. In Fall 1996, Polo introduced a denim-based line of sportswear for men, women and children under the Polo Jeans Co. brand. With price points below those of Polo's core apparel lines and a more casual contemporary styling, Polo Jeans Co. is designed to appeal to younger consumers. See "Business -- Operations -- Wholesale -- Polo Ralph Lauren Menswear" and "-- Operations -- Licensing Alliances -- Product Licensing Alliances".

          DEVELOP NEW PRODUCT CATEGORIES AND BUSINESSES WITHIN EXISTING
     BRANDS. Polo builds sales within its existing brands by devoting resources to less developed product areas and adding new product categories. For example, in Spring 1994, the Company added skin care products to its Polo Sport fragrance line and in fiscal 1996, introduced a line of paints and wall finishes as part of Home Collection. Similarly, while Polo has offered footwear since 1972, the Company plans to launch a full range of athletic footwear in 1998. See "Business -- Operations -- Licensing
     Alliances -- Product Licensing Alliances".

          LEVERAGE POLO BRANDS IN INTERNATIONAL MARKETS. The Company believes that international markets offer additional opportunities for Polo's quintessential American designs and lifestyle image and is committed to the global development of its businesses. International expansion opportunities may include the roll out of new products and brands following their launch in the U.S., the introduction of additional product lines, the entrance into new international markets and the addition of Polo stores in these markets. For example, following the successful launch of Polo Jeans Co. in the United States in Fall 1996, the Company formalized its plans to introduce the line in Canada, Europe and Asia in Fall 1997. See
     "Business -- Operations -- Licensing Alliances -- International Licensing Alliances".

          CAPITALIZE ON WOMENSWEAR OPPORTUNITY. The Company believes the womenswear market offers a significant opportunity for it to further capitalize on its position both domestically and internationally as a leading designer of womenswear. The Company acquired its womenswear business from a former licensing partner in October 1995. In addition to allowing the Company to improve the operations of its existing womenswear designer and bridge lines, the acquisition has enabled Polo to take important growth initiatives in additional segments of the womenswear market. In Fall 1996, for example, the Company and a new licensing partner launched the Lauren line of women's better sportswear and career apparel. See "Business -- Operations -- Wholesale -- Ralph Lauren Womenswear".

          CONTINUE RETAIL EXPANSION. The Company plans to expand its retail presence by adding five or more Polo stores, including flagship stores in London and Chicago, over the next two years. The Company also plans to add ten to 20 new outlet stores over the next three years. In addition, in fiscal 1998, the Company plans to test market a Polo Jeans Co. store. See "Business -- Operations -- Direct Retailing".

REORGANIZATION AND RELATED TRANSACTIONS

     In anticipation of the Offerings, the Company is effecting an internal reorganization and certain other transactions including the PRC Acquisition and the Trademark Acquisition (as defined), all of which will be completed prior to or simultaneous with the closing of the Offerings. Since October 1994, the Company has conducted its operations primarily through two operating partnerships, Polo Ralph Lauren Enterprises, L.P. ("Enterprises") and Polo Ralph Lauren, L.P. ("Polo LP"), and subsidiaries of Polo LP. In October 1995, the Company purchased certain of the assets of the Company's unaffiliated former womenswear licensing partner, Ralph Lauren Womenswear Inc., a wholly owned subsidiary of Bidermann Industries Corp. ("Bidermann"), and formed The Ralph Lauren Womenswear Company, L.P. ("Womenswear LP" and, together with Enterprises and Polo LP, the "Operating Partnerships"). In May 1997, a corporation wholly owned by Mr. Lauren through which he held certain interests in Enterprises and Polo LP merged into Polo Ralph Lauren Corporation, a newly formed entity also wholly owned by Mr. Lauren, pursuant to which Mr. Lauren received shares of Class B Common Stock (as defined). Prior to the commencement of the Offerings, the Company will declare the Dividend (as defined) and certain investment funds affiliated with The Goldman Sachs Group, L.P. (collectively, the "GS Group") will contribute their interests, either directly or by merger into the Company, and Mr. Lauren and a partnership controlled by Mr. Lauren, RL Holding, L.P. ("Holding LP"), will contribute their interests, in the Operating Partnerships, and Mr. Lauren will contribute all of the outstanding capital stock of Polo Ralph Lauren Womenswear, Inc., a corporation wholly owned by Mr. Lauren ("PRLW"), to the Company in exchange for shares of Class B Common Stock and Class C Common Stock (as defined) and promissory notes (the "Reorganization Notes") of the Company (the "Reorganization"). As a result of such contributions, Enterprises and Polo LP will dissolve by operation of law.

     Simultaneous with the Reorganization, the Company will also acquire from RL Family, L.P. ("Family LP"), a partnership of which Mr. Lauren is the sole general partner, Family LP's sole membership interest in RL Fragrances, LLC ("Fragrances LLC"), an entity which holds the trademarks and rights under a licensing agreement relating to the Company's U.S. fragrance business and the interest which the Company did not previously own in The Polo/Lauren Company, L.P. in exchange for 1,557,503 shares of Class B Common Stock (the "Trademark Acquisition"). The Polo/Lauren Company, L.P. is currently majority-owned and controlled by the Company and holds the trademarks relating to its international licensing business. The Reorganization, including the Trademark Acquisition, will be completed prior to commencement of the Offerings.

     Also simultaneous with the Reorganization and the Trademark Acquisition, the Company entered into a new credit facility with The Chase Manhattan Bank, as lender and agent (the "New Credit Facility"), and used the borrowings thereunder to refinance the Polo LP credit facility and to repay in full approximately $56.6 million in aggregate of the borrowings outstanding under the Womenswear LP credit facility and the PRC credit facility, thereby terminating such credit facilities. See "Reorganization and Related Transactions" and "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources".

     Effective April 3, 1997, the Company entered into negotiated, arms-length purchase agreements with Mr. David J. Hare, who has since become an executive officer of the Company, and third parties including Mr. William G. Merriken and Mr. John Slater (both employees of PRC or its subsidiaries) and Franklin Retail Corporation, to acquire the 50% interest in PRC and minority interests in entities related to PRC, Perkins Shearer Venture, Colorado Retail Corp. and Perkins Shearer Polo Ltd. (collectively, "PRC Related Entities"), that the Company did not previously own for aggregate consideration of approximately $10.4 million, which acquisition (the "PRC Acquisition") will be completed simultaneous with the Offerings. The consideration to be paid by the Company includes a cash payment of $8.4 million, made on April 3, 1997, a cash payment of $1.0 million made on May 15, 1997 and a cash payment of $0.3 million made on June 3, 1997. The remaining $0.7 million will be paid concurrent with the closing of the Offerings in 26,923 shares of Class A Common Stock. See "Reorganization and Related Transactions" and "Certain Relationships and Related Transactions".

     The principal executive offices of the Company are located at 650 Madison Avenue, New York, New York 10022. The Company's telephone number at such address is (212) 318-7000.

                                 THE OFFERINGS

     The offering hereby of 23,500,000 shares of Class A Common Stock, par value $.01 per share, of the Company (the "Class A Common Stock" and, collectively with the Class B Common Stock, par value $.01 per share (the "Class B Common Stock") and Class C Common Stock, par value $.01 per share (the "Class C Common Stock"), the "Common Stock") initially being offered in the United States (the "U.S. Offering") and the offering of 6,000,000 shares of Class A Common Stock initially being offered in a concurrent international offering outside the United States (the "International Offering") are collectively referred to as the "Offerings". The closing of each Offering is conditioned upon the closing of the other Offering.

Class A Common Stock Offered:

     The Company........................   9,400,000  Shares
     The Selling Stockholders...........  20,100,000  Shares
                                          ----------
          Total.........................  29,500,000  Shares
                                          ==========
Common Stock to be outstanding after the
  Offerings:
  Class A Common Stock..................  29,847,846  Shares(1)
  Class B Common Stock..................  45,935,021  Shares(2)
  Class C Common Stock..................  22,720,979  Shares(2)
                                          ----------
          Total.........................  98,503,846  Shares(1)
                                          ==========
Use of Proceeds(3)...................... The Company intends to use the estimated net proceeds of approximately $226.0 million from
                                         the Offerings to repay indebtedness (including
                                         the Subordinated Notes (as defined), the
                                         Reorganization Notes and bank debt) and to pay
                                         the Dividend (as defined). The Company will not
                                         receive any proceeds from the sale of shares of
                                         Class A Common Stock by the Selling
                                         Stockholders. See "Use of Proceeds".

---------------

(1) Does not include approximately 4,200,000 shares of Class A Common Stock subject to stock options granted to certain employees simultaneous with the commencement of the Offerings. See "Management -- 1997 Stock Incentive Plan" and "-- 1997 Non-Employee Director Option Plan". Includes 26,923 shares of Class A Common Stock which are expected to be issued in connection with the PRC Acquisition and 76,923 shares of Class A Common Stock granted to Mr. Michael J. Newman under the 1997 Stock Incentive Plan simultaneous with the commencement of the Offerings. See "-- Reorganization and Related Transactions -- PRC Acquisition" and "Management -- 1997 Stock Incentive Plan".

(2) Shares of Class B Common Stock are convertible at any time into shares of Class A Common Stock on a one-for-one basis and may not be transferred to anyone other than a Lauren Family Member (as defined). Shares of Class C Common Stock are convertible at any time into shares of Class A Common Stock on a one-for-one basis and may not be transferred to anyone other than among members of the GS Group or any successor of a member of the GS Group. See "Certain Relationships and Related Transactions", "Principal and Selling Stockholders" and "Description of Capital Stock".

(3) After deducting the underwriting discount and estimated expenses of the Offerings and assuming no exercise of the Underwriters' over-allotment options.

Voting Rights........................... The holders of Class A Common Stock generally have rights identical to holders of Class B
                                         Common Stock and Class C Common Stock, except
                                         that holders of Class A Common Stock and Class C
                                         Common Stock are entitled to one vote per share
                                         and holders of Class B Common Stock are entitled
                                         to ten votes per share. Holders of all classes
                                         of Common Stock generally will vote together as
                                         a single class on all matters presented to the
                                         stockholders for their vote or approval except
                                         for the election and the removal of directors
                                         and as otherwise required by applicable Delaware
                                         law. Immediately after the closing of the
                                         Offerings, holders of Class B Common Stock,
                                         voting as a class, will be entitled to elect
                                         four of the six members of the Board of
                                         Directors. See "Description of Capital Stock --
                                         Common Stock -- Voting Rights".
New York Stock Exchange ("NYSE")
  symbol................................ RL

                                  RISK FACTORS

     See "Risk Factors" beginning on page 15 for a discussion of certain factors that should be considered in evaluating an investment in the Class A Common Stock. Such factors include, among others, the Company's dependence on Mr. Lauren and other key personnel; fashion and apparel industry risks; the Company's dependence on sales to a limited number of large department store customers; risks relating to extending credit to customers; the Company's dependence on licensing partners for a substantial portion of net income; risks associated with a lack of operational and financial control over licensed businesses; risks associated with consolidations, restructurings and other ownership changes in the retail industry; competition; uncertainty relating to the Company's ability to implement its growth strategy; the possible adverse impact of unaffiliated manufacturers' inability to manufacture in a timely manner, to meet quality standards or to use acceptable labor practices; risks associated with changes in social, political, economic and other conditions affecting the Company's foreign operations and sourcing; the possible adverse impact of changes in import restrictions; trademarks; foreign currency fluctuations; the material benefits to principal stockholders; and the control of the Company by Lauren Family Members and the anti-takeover effect of multiple classes of stock.

            SUMMARY HISTORICAL AND PRO FORMA COMBINED FINANCIAL DATA

     The summary historical financial data presented below for each of the five fiscal years in the period ended March 29, 1997 have been derived from the Company's audited Combined Financial Statements. The financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations", the Combined Financial Statements and Notes thereto, the unaudited Combined Financial Statements and Notes thereto and other financial data included elsewhere in this Prospectus. The following table also includes certain unaudited pro forma combined statement of income data for fiscal 1997 which give effect to the Reorganization, the PRC Acquisition and certain other adjustments as if they had occurred on March 31, 1996. In addition, the unaudited pro forma combined balance sheet data, as adjusted, give effect to the Reorganization, the PRC Acquisition, the New Credit Facility, the Offerings and certain other adjustments as if they had occurred on March 29, 1997. See "Unaudited Pro Forma Combined Financial Information".

                                                                    FISCAL YEAR ENDED                           PRO FORMA(2)
                                             ---------------------------------------------------------------     MARCH 29,
                                             APRIL 3,     APRIL 2,     APRIL 1,     MARCH 30,     MARCH 29,         1997
                                              1993(1)       1994         1995          1996          1997       (UNAUDITED)
                                             ---------    ---------    ---------    ----------    ----------    ------------
                                                                    (IN THOUSANDS, EXCEPT SHARE DATA)
STATEMENT OF INCOME DATA:
Net sales.................................   $ 684,923    $ 726,568    $ 746,595    $  909,720    $1,043,330     $1,131,686
Licensing revenue.........................      82,418       84,174      100,040       110,153       137,113        137,113
                                              --------     --------     --------      --------    ----------       --------
  Net revenues............................     767,341      810,742      846,635     1,019,873     1,180,443      1,268,799
Cost of goods sold........................     425,322      466,525      474,999       583,546       648,597        687,003
                                              --------     --------     --------      --------    ----------       --------
  Gross profit............................     342,019      344,217      371,636       436,327       531,846        581,796
Selling, general and administrative
  expenses................................     259,941      262,825      261,506       309,207       374,483        429,163
                                              --------     --------     --------      --------    ----------       --------
  Income from operations..................      82,078       81,392      110,130       127,120       157,363        152,633
Interest expense..........................      19,209       15,880       16,450        16,287        13,660         15,813
Equity in net loss of affiliate...........          --        2,837          262         1,101         3,599             --
                                              --------     --------     --------      --------    ----------       --------
  Income before income taxes..............      62,869       62,675       93,418       109,732       140,104        136,820
Provision for income taxes(3).............       4,960        8,778       13,244        10,925        22,804         57,464
                                              --------     --------     --------      --------    ----------       --------
  Net income..............................   $  57,909    $  53,897    $  80,174    $   98,807    $  117,300     $   79,356
                                              ========     ========     ========      ========    ==========       ========
Per share information(4)..................                                                                       $     0.87
                                                                                                                   ========
Number of common shares assumed
  outstanding(4)..........................                                                                       90,824,645
                                                                                                                   ========

                                                                                              MARCH 29, 1997
                                                                                        ---------------------------
                                                                                                       PRO FORMA,
                                                                                                           AS
                                                                                                      ADJUSTED(5)
                                                                                         ACTUAL       (UNAUDITED)
                                                                                        --------     --------------
                                                                                              (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital......................................................................   $212,372        $269,640
Inventories..........................................................................    222,147         246,091
Total assets.........................................................................    576,743         643,663
Total debt...........................................................................    140,900          24,481
Partners' capital and stockholders' equity...........................................    260,685         427,650

---------------

(1) Fiscal 1993 was a 53 week year.

(2) The Company's combined statement of income has been adjusted to reflect the PRC Acquisition, including the amortization of goodwill over 25 years associated with such acquisition and the elimination of equity in net loss of affiliate.

(3) Increase of $34,660 for the fiscal year ended March 29, 1997 for income taxes based upon pro forma pre-tax income as if the Company had been subject to additional Federal, state and local income taxes as of the beginning of the period, based upon a pro forma effective tax rate of 42%. The entities in the combined group include principally partnerships which are not subject to Federal and certain state income taxes (except for certain retail operations). However, effective with the Reorganization, the Company will be fully subject to such taxes at the corporate level. See "Reorganization and Related Transactions".

                                                   (Continued on following page)

(4) Pro forma net income per share is based upon (a) 89,000,000 shares of Common Stock outstanding as a result of the Reorganization and the Trademark Acquisition, increased by (b) the sale of 1,720,799 shares of Class A Common Stock by the Company at an initial public offering price of $26.00 per share ($24.04 net of expenses), the proceeds of which would be necessary to pay approximately $41,368 in satisfaction of the Dividend and Reorganization Notes; (c) 26,923 shares of Class A Common Stock expected to be issued in connection with the PRC Acquisition; and (d) 76,923 shares of Class A Common Stock which the Company awarded to Mr. Newman simultaneously with the commencement of the Offerings. See "Reorganization and Related Transactions" and "Management -- 1997 Stock Incentive Plan".

    Supplementary pro forma net income per share of $0.81 is based upon the average number of shares of Common Stock used in the calculation of pro forma net income per share, increased by (a) the sale of 998,336 shares of Class A Common Stock being sold by the Company, at an initial public offering price of $26.00 per share ($24.04, net of expenses), the proceeds of which would be necessary to repay approximately $24,000 outstanding under the Subordinated Notes (as defined); and (b) the sale of 6,680,116 shares of Class A Common Stock by the Company, at an initial public offering price of $26.00 per share ($24.04, net of expenses), the proceeds of which would be necessary to repay amounts outstanding under the Company's New Credit Facility of approximately $160,590.

(5) The unaudited pro forma, as adjusted, balance sheet data reflects (a) the Reorganization and the Trademark Acquisition; (b) the declaration by the Company of the Dividend and the Reorganization Notes in the amount of $85,792; (c) the termination of the Company's partnership status resulting in the recording of a deferred tax asset of $25,432, in addition to approximately $2,805 of deferred tax assets previously recorded by the Company; (d) the expected issuance of 26,923 shares of Class A Common Stock in connection with the PRC Acquisition; (e) the sale of 9,400,000 shares of Class A Common Stock in the Offerings by the Company, at an initial public offering price of $26.00 per share and no exercise of the Underwriters' over-allotment options; and (f) the application of the estimated net proceeds received by the Company therefrom to pay the Subordinated Notes, the Dividend and Reorganization Notes and a portion of the amounts outstanding under the New Credit Facility. See "Reorganization and Related Transactions".

                                  RISK FACTORS

     Prospective investors should consider carefully the following information in conjunction with the other information contained in this Prospectus before purchasing the Class A Common Stock offered hereby.

DEPENDENCE ON MR. RALPH LAUREN AND OTHER KEY PERSONNEL

     Mr. Ralph Lauren's leadership in the design, marketing and operational areas has been a critical element of the Company's success. The loss of the services of Mr. Lauren and any negative market or industry perception arising from such loss could have a material adverse effect on the Company. The Company's other executive officers have substantial experience and expertise in the Company's business and have made significant contributions to its growth and success. The unexpected loss of services of one or more of these individuals could adversely affect the Company. See "Management". The Company is not protected by a material amount of key-man or similar life insurance for Mr. Lauren or any of its other executive officers.

     The Company has entered into employment agreements only with Mr. Lauren and certain other of its executive officers. See "Management -- Executive Compensation Agreements".

FASHION AND APPAREL INDUSTRY RISKS

     The Company believes that its success depends in substantial part on its ability to originate and define product and fashion trends as well as to anticipate, gauge and react to changing consumer demands in a timely manner. There can be no assurance that the Company will continue to be successful in this regard. If the Company misjudges the market for its products, it may be faced with significant excess inventories for some products and missed opportunities with others. See "Business -- Sourcing, Production and Quality". In addition, weak sales and resulting markdown requests from customers could have a material adverse effect on the Company's business, results of operations and financial condition.

     The industries in which the Company operates are cyclical. Purchases of apparel and related merchandise and home products tend to decline during recessionary periods and also may decline at other times. While the Company has fared well in recent years in a difficult retail environment, there can be no assurance that the Company will be able to maintain its historical rate of growth in revenues and earnings, or remain profitable in the future. Further, uncertainties regarding future economic prospects could affect consumer spending habits and have an adverse effect on the Company's results of operations.

DEPENDENCE ON SALES TO A LIMITED NUMBER OF LARGE DEPARTMENT STORE CUSTOMERS; RISKS RELATED TO EXTENDING CREDIT TO CUSTOMERS

     Certain of the Company's department store customers, including some under common ownership, account for significant portions of the Company's wholesale net sales. Federated Department Stores, Inc., The May Department Stores Company and Dillard Department Stores, Inc. accounted for 17.3%, 14.2% and 12.5%, respectively, of the Company's wholesale net sales during fiscal 1995; 16.7%, 13.2% and 13.5%, respectively, during fiscal 1996; and 17.2%, 14.2% and 13.8%, respectively, during fiscal 1997. The Company had no other customer which accounted for more than 10% of its wholesale net sales during any of the last three fiscal years. The Company believes that a substantial portion of sales of the Company's licensed products by its domestic licensing partners (including sales made by the Company's sales force of Home Collection products) are also made to the Company's largest department store customers. The Company's ten largest customers accounted for approximately 66% of the Company's wholesale net sales during fiscal 1997. The Company generally enters into a number of purchase order commitments with its customers for each of its lines every season and does not enter into long-term agreements with any of its customers. A decision by the controlling owner of a group of stores or any other significant customer, whether motivated by competitive conditions, financial difficulties or otherwise, to decrease the amount of merchandise purchased from the Company or its licensing partners, or to change its manner of doing business could have a material adverse effect on the Company's financial condition and results of operations. See "Business -- Operations -- Domestic Wholesale and Home Collection Customers and Service".

     The Company sells its merchandise primarily to major department stores across the United States and extends credit based on an evaluation of each customer's financial condition, usually without requiring collateral. While various retailers, including some of the Company's customers, have experienced financial difficulties in the past few years which increased the risk of extending credit to such retailers, the Company's losses due to bad debts have been limited. However, financial difficulties of a customer could cause the Company to curtail business with such customer or require the Company to assume more credit risk relating to such customer's receivables. The Company had three customers, Dillard Department Stores, Inc., Federated Department Stores, Inc. and The May Department Stores Company, which in aggregate constituted 38%, 36% and 48% of trade accounts receivables outstanding at April 1, 1995, March 30, 1996 and March 29, 1997, respectively. The Company's inability to collect on its trade accounts receivable relating to any one of these customers could have a material adverse effect on the Company's business or financial condition. See "Business -- Credit Control".

DEPENDENCE ON LICENSING PARTNERS FOR A SUBSTANTIAL PORTION OF NET INCOME; RISKS ASSOCIATED WITH A LACK OF OPERATIONAL AND FINANCIAL CONTROL OVER LICENSED BUSINESSES

     A substantial portion of the Company's net income is derived from licensing revenue received from its licensing partners. Approximately 39% of the Company's licensing revenue in fiscal 1997 was derived from three licensing partners. These licensing partners, Seibu Department Stores, Ltd., WestPoint Stevens, Inc. and L'Oreal S.A./Cosmair Inc., accounted for 18.1%, 18.5% and 8.5%, respectively, of the Company's licensing revenue in fiscal 1995; 16.9%, 18.6% and 8.7%, respectively, in fiscal 1996; and 13.8%, 17.3% and 8.4%, respectively, in fiscal 1997. The Company had no other licensing partner which accounted for more than 10% of the Company's licensing revenue during any of the last three fiscal years. The risk factors associated with the Company's own products apply to its licensed products as well, in addition to any number of possible risks specific to a licensing partner's business, including for example risks associated with a particular licensing partner's ability to obtain capital and manage its labor relations. Although certain of the Company's license agreements prohibit licensing partners from entering into licensing arrangements with the Company's competitors, generally the Company's licensing partners are not precluded from offering, under other brands, the types of products covered by their license agreements with the Company. A substantial portion of sales of the Company's products by its domestic licensing partners are also made to the Company's largest customers. While the Company has significant control over its licensing partners' products and advertising, it relies on its licensing partners for, among other things, operational and financial control over their businesses. In addition, failure by the Company to maintain its existing licensing alliances could adversely affect the Company's financial condition and results of operations. Although the Company believes in most circumstances it could replace existing licensing partners if necessary, its inability to do so for any period of time could adversely affect the Company's revenues both directly from reduced licensing revenue received and indirectly from reduced sales of the Company's other products. See "Business -- Operations -- Home Collection" and "-- Operations -- Licensing Alliances".

RISKS ASSOCIATED WITH CONSOLIDATIONS, RESTRUCTURINGS AND OTHER OWNERSHIP CHANGES IN THE RETAIL INDUSTRY

     In recent years, the retail industry has experienced consolidation and other ownership changes. In addition, some of the Company's customers have operated under the protection of the federal bankruptcy laws. In the future, retailers in the United States and in foreign markets may consolidate, undergo restructurings or reorganizations, or realign their affiliations, any of which could decrease the number of stores that carry the Company's products or increase the ownership concentration within the retail industry. While such changes in the retail industry to date have not had a material adverse effect on the Company's business or financial condition, there can be no assurance as to the future effect of any such changes.

COMPETITION

     Competition is strong in the segments of the fashion and consumer product industries in which the Company operates. The Company competes with numerous domestic and foreign designers, brands and manufacturers of apparel, accessories, fragrances and home furnishing products, some of which may be significantly larger and more diversified and have greater resources than the Company. The Company's business depends on its ability to shape, stimulate and respond to changing consumer tastes and demands by producing innovative, attractive and exciting products, brands and marketing, as well as on its ability to remain competitive in the areas of quality and price. See
"Business -- Competition".

UNCERTAINTY RELATING TO ABILITY TO IMPLEMENT GROWTH STRATEGY

     As part of its growth strategy, the Company seeks to create new brands, develop new product categories and businesses within existing brands and introduce new brands and product categories to international markets. In addition, the Company seeks to capitalize on its position as a leading designer of womenswear. There can be no assurance that these strategies will be successful. The Company also intends to continue to expand its network of retail stores. The actual number and type of such stores to be opened and their success will depend on various factors, including the performance of the Company's wholesale and retail operations, the ability of the Company to manage such expansion and hire and train personnel, the availability of desirable locations and the negotiation of acceptable lease terms for new locations and upon lease renewals for existing locations. There can be no assurance that the Company will be able to open and operate new stores on a timely or profitable basis. There can be no assurance that the Company's growth strategies will be successful or that the Company's total net revenues will increase as a result of the implementation of such strategies. See "Business -- Strategy" and "-- Operations".

POSSIBLE ADVERSE IMPACT OF UNAFFILIATED MANUFACTURERS' INABILITY TO MANUFACTURE IN A TIMELY MANNER, TO MEET QUALITY STANDARDS OR TO USE ACCEPTABLE LABOR PRACTICES

     The Company does not own or operate any manufacturing facilities and is therefore dependent upon independent third parties for the manufacture of all of its products. The Company's products are manufactured to its specifications by both domestic and international manufacturers. During fiscal 1997, approximately 30% (by dollar value) of men's and women's products were manufactured in the United States and approximately 70% (by dollar value) of such products were manufactured in Hong Kong, Saipan, Malaysia and other foreign countries. The inability of a manufacturer to ship orders of the Company's products in a timely manner or to meet the Company's quality standards could cause the Company to miss the delivery date requirements of its customers for those items, which could result in cancellation of orders, refusal to accept deliveries or a reduction in purchase prices, any of which could have a material adverse effect on the Company's financial condition and results of operations. Although the Company enters into a number of purchase order commitments each season specifying a time frame for delivery, method of payment, design and quality specifications and other standard industry provisions, the Company does not have long-term contracts with any manufacturer. None of the manufacturers used by the Company produces the Company's products exclusively. Two manufacturers engaged by the Company accounted for approximately 16% and 11% of the Company's total production during fiscal 1997. The primary production facilities of these two manufacturers are located in Malaysia, Sri

Lanka, Hong Kong and Mauritius, in the case of the manufacturer that accounted for approximately 16% of the Company's total production during fiscal 1997, and in Saipan, in the case of the manufacturer that accounted for approximately 11% of the Company's total production during fiscal 1997. No other manufacturer accounted for more than five percent of the Company's total production in fiscal 1997.

     The Company requires its licensing partners and independent manufacturers to operate in compliance with applicable laws and regulations. While the Company's internal and vendor operating guidelines promote ethical business practices and the Company's staff periodically visits and monitors the operations of its independent manufacturers, the Company does not control such manufacturers or their labor practices. The violation of labor or other laws by an independent manufacturer of the Company or by one of the Company's licensing partners, or the divergence of an independent manufacturer's or licensing partner's labor practices from those generally accepted as ethical in the United States, could have a material adverse effect on the Company's financial condition and results of operations. See "Business -- Sourcing, Production and Quality".

RISK ASSOCIATED WITH CHANGES IN SOCIAL, POLITICAL, ECONOMIC AND OTHER CONDITIONS AFFECTING FOREIGN OPERATIONS AND SOURCING; POSSIBLE ADVERSE IMPACT OF CHANGES IN IMPORT RESTRICTIONS

     A significant portion of the Company's products are currently sourced outside the United States through arrangements with over 75 foreign manufacturers in 24 different countries. During fiscal 1997, approximately 53% of the Company's piece goods were purchased from sources outside the United States, including Italy, Japan, Thailand and other foreign countries. In that same period, approximately 30% (by dollar volume) of men's and women's products were produced in the United States and approximately 70% (by dollar volume) of such products were produced in Hong Kong, Saipan, Malaysia and other foreign countries.

     Risks inherent in foreign operations include changes in social, political and economic conditions which could result in the disruption of trade from the countries in which the Company's manufacturers or suppliers are located, the imposition of additional regulations relating to imports, the imposition of additional duties, taxes and other charges on imports, significant fluctuations of the value of the dollar against foreign currencies, or restrictions on the transfer of funds, any of which could have a material adverse effect on the Company's financial condition and results of operations. See
"Business -- Sourcing, Production and Quality".

     Sovereignty over Hong Kong is scheduled to be transferred from the United Kingdom to The People's Republic of China effective July 1, 1997. If the business climate in Hong Kong were to experience an adverse change as a result of the transfer, the Company believes it could replace the merchandise currently produced in Hong Kong with merchandise produced elsewhere without a material adverse effect on the Company. Nevertheless, there can be no assurance that the Company would be able to do so.

     The Company's import operations are subject to constraints imposed by bilateral textile agreements between the United States and a number of foreign countries. These agreements, which have been negotiated bilaterally either under the framework established by the Arrangement Regarding International Trade in Textiles, known as the Multifiber Agreement, or other applicable statutes, impose quotas on the amounts and types of merchandise which may be imported into the United States from these countries. These agreements also allow the signatories to adjust the quantity of imports for categories of merchandise that, under the terms of the agreements, are not currently subject to specific limits. The Company's imported products are also subject to United States customs duties which comprise a material portion of the cost of the merchandise. The United States and the countries in which the Company's products are produced or sold may, from time to time, impose new quotas, duties, tariffs, or other restrictions, or may adversely adjust prevailing quota, duty or tariff levels, any of which could have a material adverse effect on the Company's financial condition and results of operations. See "Business -- Government Regulation".

TRADEMARKS

     The Company believes that its trademarks and other proprietary rights are important to its success and its competitive position. Accordingly, the Company devotes substantial resources to the establishment and protection of its trademarks on a worldwide basis. In the course of international expansion, the Company has, however, experienced conflict with various third parties which have acquired or claimed ownership rights in certain trademarks which include Polo and/or a representation of a polo player astride a horse, or otherwise contested the Company's rights to its trademarks. The Company has in the past successfully resolved such conflicts through both legal action and negotiated settlements, none of which the Company believes has had a material impact on the Company's financial condition and results of operations. Nevertheless, there can be no assurance that the actions taken by the Company to establish and protect its trademarks and other proprietary rights will be adequate to prevent imitation of its products by others or to prevent others from seeking to block sales of the Company's products as violative of the trademarks and proprietary rights of others. Moreover, no assurance can be given that others will not assert rights in, or ownership of, trademarks and other proprietary rights of the Company or that the Company will be able to successfully resolve such conflicts. In addition, the laws of certain foreign countries may not protect proprietary rights to the same extent as do the laws of the United States. See
"Business -- Trademarks".

FOREIGN CURRENCY FLUCTUATIONS

     The Company generally purchases its products in U.S. dollars. However, the Company sources a significant amount of its products overseas and, as such, the cost of these products may be affected by changes in the value of the relevant currencies. The Company's international licensing revenue generally is derived from sales in foreign currencies including the Japanese yen and the French franc, and such revenue could be materially affected by currency fluctuations. In fiscal 1997, approximately 29% of the Company's licensing revenue was received from international licensing partners. Changes in currency exchange rates may also affect the relative prices at which the Company and foreign competitors sell their products in the same market. The Company, from time to time, hedges certain exposures to changes in foreign currency exchange rates arising in the ordinary course of business. There can be no assurance that foreign currency fluctuations will not have a material adverse impact on the Company's financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "-- Exchange Rates".

MATERIAL BENEFITS TO PRINCIPAL STOCKHOLDERS

     The Company intends to use the net proceeds of the Offerings received by it to, among other things, repay approximately $24.0 million of Subordinated Notes (as defined) held by Mr. Lauren and the GS Group, and pay the Dividend and the Reorganization Notes in the amount of approximately $43.0 million, in aggregate. Mr. Lauren and a Lauren Family Trust (as defined) are Selling Stockholders and will receive approximately $465.4 million of gross proceeds from the sale of shares in the Offerings. The GS Group, also a Selling Stockholder, will receive approximately $57.2 million of gross proceeds from the sale of shares in the Offerings. The entities comprising the GS Group are affiliates of Goldman, Sachs & Co. which is one of the underwriters of the Offerings. See "Use of Proceeds", "Certain Relationships and Related Transactions" and "Principal and Selling Stockholders".

CONTROL BY LAUREN FAMILY MEMBERS AND ANTI-TAKEOVER EFFECT OF MULTIPLE CLASSES OF STOCK

     Holders of the Company's Class A Common Stock and Class C Common Stock are entitled to one vote per share and holders of the Company's Class B Common Stock are entitled to ten votes per share. Immediately after the Offerings, Lauren Family Members will beneficially own all 45,935,021 shares of the Company's outstanding Class B Common Stock representing 89.8% of the voting power of the Common Stock and the right to elect four of the initial six directors of the Company.Accordingly, Lauren Family Members will, until they in the aggregate sell substantially all of their Class B Common Stock, be able to elect a majority of the Company's directors and, if they vote in the same manner, determine the disposition of practically all matters submitted to a vote of the Company's stockholders, including mergers, going private transactions and other extraordinary corporate transactions and the terms thereof. See "Management -- Board of Directors", "Principal and Selling Stockholders" and "Description of Capital Stock".

     Lauren Family Members will, until they in the aggregate sell substantially all of their Class B Common Stock, have the ability, by virtue of their stock ownership, to prevent or cause a change in control of the Company. Certain provisions of the Company's Amended and Restated Certificate of Incorporation and material agreements may be deemed to have the effect of discouraging a third party from pursuing a non-negotiated takeover of the Company and preventing certain changes in control of the Company. In addition, the Company's 1997 Stock Incentive Plan provides for accelerated vesting of stock options upon a "change in control" of the Company. See "Management -- Executive Compensation Agreements", "-- Board of Directors", "-- 1997 Stock Incentive Plan", "Certain Relationships and Related Transactions" and "Description of Capital Stock".

ABSENCE OF PRIOR PUBLIC MARKET FOR CLASS A COMMON STOCK;
POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to the Offerings, there has been no public market for the Class A Common Stock. The initial public offering price of the Class A Common Stock has been determined by negotiations among the Company, the Selling Stockholders and the representatives of the Underwriters, and may not be indicative of the market price of the Class A Common Stock after the Offerings. The Class A Common Stock has been approved for listing, subject to notice of issuance, on the NYSE; however, there can be no assurance that an active trading market will develop or be sustained for the Class A Common Stock or that the Class A Common Stock will trade in the public market at or above the initial public offering price. See "Underwriting".

     The stock market has from time to time experienced extreme price and volume volatility. In addition, the market price of the Company's Class A Common Stock may be influenced by a number of factors, including investor perceptions of the Company and comparable public companies, changes in conditions or trends in the industries in which the Company operates or in the industries of the Company's significant customers, and changes in general economic and other conditions. Factors such as quarter-to-quarter variations in the Company's revenues and earnings could also cause the market price of the Class A Common Stock to fluctuate significantly.

SHARES ELIGIBLE FOR FUTURE SALE; POTENTIAL ADVERSE EFFECT ON STOCK PRICE; REGISTRATION RIGHTS

     Sales of a substantial number of shares of Class A Common Stock in the public market, or the perception that such sales may occur could adversely affect prevailing market prices for the Class A Common Stock. Upon completion of the Offerings, the Company will have outstanding a total of 29,847,846 shares of Class A Common Stock, 45,935,021 shares of Class B Common Stock and 22,720,979 shares of Class C Common Stock. Of such shares, the 29,500,000 shares of Class A Common Stock being sold in the Offerings (together with any shares sold upon exercise of the Underwriters' over-allotment options) will be immediately eligible for sale in the public market without restriction, except for shares purchased by or issued to any affiliate (an "Affiliate") of the Company (within the meaning of the Securities Act of 1933, as amended (the "Securities Act")). All 45,935,021 shares of Class B Common Stock (which may be converted into Class A Common Stock at any time) will be owned by Lauren Family Members and all 22,720,979 shares of Class C Common Stock (which may be converted into Class A Common Stock at any time) will be owned by the GS Group. For so long as any stockholder remains an Affiliate of the Company, any shares of Class A Common Stock (including any shares issued upon conversion of other classes of Common Stock) held by such person will only be available for public sale if such shares are registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as Rule 144, and any sales by an affiliate under Rule 144 would be subject to the volume and other limitations under such rule. In addition, certain Lauren Family Members and the GS Group will be entitled to registration rights with respect to the shares of Class A Common Stock issuable upon conversion of their shares of Class B Common Stock and Class C Common Stock, respectively. The Company, Lauren Family Members that own shares of Common Stock, the GS Group and executive officers and directors of the Company have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Class A Common Stock or any securities of the Company that are substantially similar to the Class A Common Stock, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, Class A Common Stock or any such substantially similar securities (other than pursuant to employee or director stock or stock option plans existing on the date of this Prospectus or in connection with the PRC Acquisition) for a period of 180 days after the date of this Prospectus without the prior written consent of Goldman, Sachs & Co. as representative of the Underwriters, except for the shares of Class A Common Stock offered in connection with the Offerings. See "Certain Relationships and Related Transactions -- Registration Rights Agreement", "Description of Capital Stock" and "Shares Eligible for Future Sale".

ABSENCE OF DIVIDENDS

     The Company anticipates that all of its earnings in the foreseeable future will be retained to finance the continued growth and expansion of its business and has no current intention to pay cash dividends on its Common Stock. See "Dividend Policy" and "Reorganization and Related Transactions".

DILUTION

     Purchasers of Class A Common Stock in the Offerings will experience immediate dilution of $21.91 per share in the net tangible book value per share of the Class A Common Stock from the initial public offering price. See "Dilution".

                    REORGANIZATION AND RELATED TRANSACTIONS

REORGANIZATION

     Since October 1994, the Company has conducted its operations primarily through two operating partnerships, Enterprises and Polo LP, and subsidiaries of Polo LP, including, among others, Fashions Outlet of America, Inc., Polo Ralph Lauren Sourcing Company, Ltd., Polo Ralph Lauren UK Limited and The Polo/Lauren Company, L.P. In October 1995, the Company purchased certain of the assets of its former unaffiliated womenswear licensing partner, Ralph Lauren Womenswear Inc., a wholly owned subsidiary of Bidermann, and formed Womenswear LP. At the time of the purchase, Bidermann was in bankruptcy. Subsequent to obtaining the approval of the Bankruptcy Court, the Company paid cash consideration of approximately $40.3 million and assumed certain contracts, open customer orders and open purchase orders of Bidermann. The Company believes that the purchase of such assets was on terms as favorable as could have been obtained from a disinterested third party.

     In May 1997, a corporation wholly owned by Mr. Lauren through which he held certain interests in Enterprises and Polo LP merged into the Company, a newly formed entity also wholly owned by Mr. Lauren, pursuant to which Mr. Lauren received shares of Class B Common Stock. Prior to the commencement of the Offerings, the GS Group will contribute their interests either directly or by merger into the Company, and Mr. Lauren and Holding LP will contribute their interests, in the Operating Partnerships and in PRLW to the Company in exchange for shares of Class B Common Stock and Class C Common Stock and the Reorganization Notes.

     As a result of its predominant partnership structure, prior to the Reorganization, the earnings of the Company (other than earnings of certain retail operations) were included in the taxable income of the Company's partners for Federal and certain state income tax purposes, and the Company has generally not been subject to income tax on such earnings, other than certain state and local franchise and similar taxes. From and after the Reorganization, the Company will be fully subject to Federal and state income taxes.

     Prior to the Reorganization, (i) the Operating Partnerships will make distributions to their partners of all or a portion of their undistributed earnings (and the Company will then distribute to its sole stockholder the amount received by it), (ii) the Company will distribute to its sole stockholder any assets that it holds (other than its interests in the Operating Partnerships and contracts relating to the PRC Acquisition) and (iii) then the Company will declare a dividend to its sole stockholder in an anticipated amount of $22.0 million, which is the Company's estimate of its sole stockholder's share of the undistributed earnings of the Operating Partnerships through the closing of the Reorganization which have been or will be included in the taxable income of its sole stockholder (the "Dividend"). The amount of the Dividend is expected to be in excess of the sole stockholder's tax liability with respect to the Operating Partnerships. The amount of the Reorganization Notes is expected to be $21.0 million and will equal the amount of the Dividend that the holders of the Reorganization Notes would have received if they had owned on the record date of the Dividend the number of shares of Common Stock that they will receive pursuant to the Reorganization. The Dividend and the Reorganization Notes will be paid out of a portion of the net proceeds of the Offerings. In the event the actual amount of undistributed earnings through the closing of the Reorganization is later determined to be in excess of the sum of the amount of the Dividend and the Reorganization Notes, the Company will then declare and pay a second dividend (the "Second Dividend") to the holders of the Class B Common Stock and Class C Common Stock in the amount of the difference. The Selling Stockholders will receive $589.6 million of the gross proceeds of the Offerings from the sale of shares of Class A Common Stock in the Offerings, the payment of the Dividend and the repayment of the Reorganization Notes and the Subordinated Notes. The Reorganization is not conditioned upon the closing of the Offerings. See "Certain Relationships and Related Transactions" and "Principal and Selling Stockholders".

     Simultaneous with the Reorganization and the Trademark Acquisition, the Company entered into the New Credit Facility and used the funds from the New Credit Facility to refinance the Polo LP credit facility and to repay in full approximately $56.6 million in aggregate of the borrowings outstanding under the Womenswear LP credit facility and the PRC credit facility, thereby terminating such credit facilities. The New Credit Facility consists of $375 million of revolving credit loans (the "Revolver"). The amount of the Revolver will be reduced automatically upon completion of the Offerings to $225 million and will mature on December 31, 2002. Interest is payable, at the Company's option, at the lender's Base Rate (as defined) or at the London Interbank Offered Rate plus an interest margin. See "Use of Proceeds". The agreement for the New Credit Facility contains customary representations, warranties, covenants and events of default for bank financings for borrowers similar to the Company, including covenants regarding maintenance of net worth and leverage ratios, limitations on indebtedness and incurrences of liens, and restrictions on sales of assets and transactions with affiliates. Mr. Lauren and related entities will be obligated under the agreement to maintain a specified minimum percentage of the voting power of the Company's Common Stock.

TRADEMARK ACQUISITION

     Simultaneous with the Reorganization, the Company will also acquire from Family LP (i) its sole membership interest in Fragrances LLC, which holds the trademarks and rights under a licensing agreement related to the Company's U.S. fragrance business and (ii) the remaining interest, which the Company did not previously own, in The Polo/Lauren Company, L.P., for 1,557,503 shares of Class B Common Stock. The Polo/Lauren Company, L.P. is currently majority-owned and controlled by the Company and holds the trademarks related to the Company's international licensing business. The Trademark Acquisition is not conditioned upon the closing of the Offerings. The terms of the Trademark Acquisition were negotiated at arms-length and the Company believes that such terms were as favorable as could have been obtained from unaffiliated third parties. In connection with the Trademark Acquisition, each of the existing partners of the Operating Partnerships (being Mr. Lauren, the GS Group and Holding LP) evaluated and consented to the admission of Family LP as a stockholder of the Company in consideration for the contribution to the Company by the Family LP of its interest in Fragrances LLC. See "Certain Relationships and Related Transactions".

PRC ACQUISITION

     Effective April 3, 1997, the Company entered into negotiated arms-length purchase agreements with Mr. Hare, who has since become an executive officer of the Company, and third parties, including Messrs. Merriken and Slater (both employees of PRC or its subsidiaries) and Franklin Retail Corporation, to acquire the 50% interest in PRC and minority interests in the PRC Related Entities that the Company did not previously own for aggregate consideration of approximately $10.4 million, which acquisition will be completed simultaneous with the Offerings. The consideration to be paid by the Company includes a cash payment of $8.4 million made on April 3, 1997, a cash payment of $1.0 million made on May 15, 1997, a cash payment of $0.3 million made on June 3, 1997, and a payment of $0.7 million to be paid concurrent with the closing of the Offerings with 26,923 shares of Class A Common Stock. See "Certain Relationships and Related Transactions".

                                USE OF PROCEEDS

     The net proceeds received by the Company from the Offerings are estimated to be approximately $226.0 million (approximately $269.5 million if the Underwriters' over-allotment options are exercised in full) after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. The Company intends to use such proceeds as follows: (i) to repay approximately $24.0 million outstanding under the Subordinated Notes (as defined) held by Mr. Lauren and the GS Group; (ii) to pay the Dividend and the Reorganization Notes of approximately $43.0 million to Mr. Lauren and related entities and the GS Group; and (iii) to repay approximately $159.0 million of the borrowings outstanding under the Company's New Credit Facility. Any proceeds to the Company from the exercise of the Underwriters' over-allotment options will be used to retire remaining borrowings outstanding under the Revolver and for general corporate purposes.

     At the time of the formation of Enterprises and Polo LP, each of the GS Group and Mr. Lauren made loans to Enterprises in the aggregate principal amount of $7.0 million and $17.0 million, respectively (the "Subordinated Notes"). The Subordinated Notes bear interest at the prime rate, payable quarterly, and mature on March 1, 2001. The Reorganization Notes are non-interest bearing and are due on the earlier of (i) the date of completion of the Offerings and (ii) the sixtieth day following the declaration date of the Dividend. Borrowings under the New Credit Facility will bear interest, at the Company's option, at a Base Rate (the "Base Rate"), equal to the higher of (i) the Federal Funds Rate as published by the Federal Reserve Bank of New York plus 1/2 of 1% and (ii) the prime commercial lending rate of Chase in effect from time to time or at the London Interbank Offered Rate plus an interest margin initially to be 0.3%. The New Credit Facility consists of a $375 million Revolver. Upon the closing of the Offerings the Company will be obligated to repay borrowings under the Revolver to reduce the indebtedness outstanding thereunder to $225.0 million. Indebtedness under the New Credit Facility was incurred to refinance the amounts outstanding under the Polo LP credit facility (approximately $111.8 million at the time of the Reorganization), to repay in full approximately $56.6 million in aggregate of the borrowings under the Womenswear LP credit facility and the PRC credit facility. Indebtedness under such facilities was incurred to fund, among other things, repayment of third party indebtedness and indebtedness owed to affiliates, distributions to partners, the PRC Acquisition and working capital requirements. See "Reorganization and Related Transactions" and "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources".

     The Company will not receive any of the proceeds from the sale of shares of the Class A Common Stock by the Selling Stockholders.

                                DIVIDEND POLICY

     Prior to the commencement of the Offerings, the Company will declare the Dividend representing certain undistributed earnings of the Operating Partnerships through the closing date of the Reorganization. To the extent that undistributed earnings of the Operating Partnerships through the closing date of the Reorganization are later determined to have exceeded the sum of the amount of the Dividend and the Reorganization Notes, the Second Dividend representing the difference between the actual undistributed earnings and the amount of the Dividend and the Reorganization Notes will be paid after the closing date of the Offerings to the holders of the Class B Common Stock and Class C Common Stock. Purchasers of shares of Class A Common Stock in the Offerings will not receive any portion of the Dividend or the Second Dividend, if any.

     The Company anticipates that, other than with respect to the foregoing Dividend and Second Dividend, if any, all earnings will be retained for the foreseeable future for use in the operation of the business. The New Credit Facility contains no restrictions on the Company's ability to pay dividends, except for covenants relating to the maintenance of net worth and leverage ratios. The Company's future dividend policy will depend upon the future results of operations, capital requirements and financial condition of the Company, and other factors considered relevant by the Board of Directors, including any contractual or statutory restrictions on the Company's ability to pay dividends. For certain information regarding distributions made by the Company prior to the date hereof, see "Reorganization and Related Transactions", "Capitalization", and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

                                 CAPITALIZATION

     The following unaudited table sets forth (i) the actual capitalization of the Company at March 29, 1997, (ii) the pro forma capitalization of the Company as of such date, as adjusted to give effect to the Reorganization, the Trademark Acquisition, the PRC Acquisition, the declaration by the Company of the Dividend and the issuance of the Reorganization Notes, in aggregate, of $85.8 million, $44.4 million of which will be paid from the proceeds of the New Credit Facility, and the recording of a deferred tax asset concurrent with becoming subject to additional Federal, state and local income taxes resulting from the termination of the Company's partnership status and the New Credit Facility and
(iii) the pro forma capitalization of the Company as of such date as further adjusted to reflect the sale of 9,400,000 shares of Class A Common Stock offered by the Company hereby at an initial public offering price of $26.00 per share and the application of the net proceeds received by the Company therefrom as described under "Use of Proceeds". The table should be read in conjunction with the Combined Financial Statements of the Company and the related notes thereto included elsewhere in this Prospectus. See "Unaudited Pro Forma Combined Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

                                                                             MARCH 29, 1997
                                                                -----------------------------------------
                                                                                               PRO FORMA,
                                                                              PRO FORMA,       AS FURTHER
                                                                 ACTUAL       AS ADJUSTED       ADJUSTED
                                                                --------      -----------      ----------
                                                                    (IN THOUSANDS, EXCEPT SHARE DATA)
Short-term debt:
  Notes and acceptances payable -- banks.....................   $ 26,777       $ 185,071        $ 24,481
  Current portion of long-term debt..........................     22,248              --              --
  Current portion of subordinated notes......................     20,000              --              --
  Dividend and Reorganization Notes payable..................         --          41,368              --
                                                                --------        --------        --------
     Total short-term debt...................................     69,025         226,439          24,481

Long-term debt:
  Bank.......................................................     47,875              --              --
  Subordinated notes.........................................     24,000          24,000              --
                                                                --------        --------        --------
     Total long-term debt....................................     71,875          24,000              --

Partners' capital and stockholders' equity:
  Class A Common Stock, par value $.01 per share; 500,000,000 shares authorized; 13,744,000 and 29,847,846 shares
     issued and outstanding, pro forma as adjusted and pro
     forma as further adjusted, respectively(1)..............         --             137             299
  Class B Common Stock, par value $.01 per share; 100,000,000 shares authorized; 50,335,021 and 45,935,021 shares
     issued and outstanding, pro forma, as adjusted and pro
     forma, as further adjusted, respectively................         --             504             459
  Class C Common Stock, par value $.01 per share; 70,000,000 shares authorized; 24,920,979 and 22,720,979 shares
     issued and outstanding, pro forma, as adjusted and pro
     forma, as further adjusted, respectively................         --             249             227
  Additional paid-in capital                                                     199,435         426,665
  Partners' capital and retained earnings....................    260,837              --              --
  Cumulative translation adjustment..........................       (152)             --              --
                                                                --------        --------        --------
     Total partners' capital and stockholders' equity........    260,685         200,325         427,650
                                                                --------        --------        --------
          Total capitalization...............................   $401,585       $ 450,764        $452,131
                                                                ========        ========        ========

---------------

(1) Excludes an aggregate of 10,500,000 shares of Class A Common Stock which are reserved for issuance under the Company's 1997 Stock Incentive Plan and 1997 Non-Employee Director Option Plan. The Company expects to grant options for approximately 4,200,000 shares of Class A Common Stock to certain employees of the Company at an exercise price equal to the initial public offering price on the closing date of the Offerings. See "Management -- 1997 Stock Incentive Plan" and "-- 1997 Non-Employee Director Option Plan".

                                    DILUTION

     The net tangible book value of the Company at March 29, 1997 was approximately $243.2 million. Assuming the Reorganization had occurred as of March 29, 1997, the net tangible book value of the Company as of such date would have been approximately $2.73 per share. Net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of Common Stock then outstanding. Without taking into account any changes in net tangible book value attributable to operations after March 29, 1997, after giving effect to the Reorganization, the sale of the Class A Common Stock offered hereby at an initial public offering price of $26.00 per share and the application of the net proceeds as described under "Use of Proceeds", the pro forma net tangible book value as adjusted at March 29, 1997 would have been $403.3 million, or $4.09 per share of Common Stock. This represents an immediate increase in pro forma net tangible book value as adjusted of $2.13 per share of Common Stock to existing stockholders and an immediate dilution of $21.91 per share of Common Stock to purchasers of Class A Common Stock in the Offerings. The following table illustrates such per share dilution:

    Assumed initial public offering price per share.....................          $26.00
      Net tangible book value per share at March 29, 1997...............  $2.73
                                                                          ======
      Pro forma net tangible book value per share at March 29, 1997, after giving effect to the declaration of the Dividend and the issuance of the Reorganization Notes, the recording of a
         deferred tax asset, and the PRC Acquisition....................  $1.96
      Increase in net tangible book value per share attributable to
         completion of the Offerings....................................   2.13
                                                                          ------
      Pro forma net tangible book value as adjusted per share after giving effect to the Reorganization and the
         Offerings(1)(2)(3).............................................            4.09
                                                                                  ------
      Dilution per share to new stockholders(4).........................          $21.91
                                                                                  ======

---------------

(1) Pro forma net tangible book value as adjusted per share is determined by dividing net tangible book value of the Company (tangible assets less liabilities) assuming the Reorganization had taken place on March 29, 1997, by the 89,000,000 shares of Common Stock outstanding after giving effect to the Reorganization.

(2) Reflects an aggregate of 98,503,846 shares of Common Stock that will be outstanding upon completion of the Offerings including 26,923 shares of Class A Common Stock expected to be issued in connection with the PRC Acquisition and the award of 76,923 shares of Class A Common Stock granted to Mr. Newman simultaneous with the commencement of the Offerings.

(3) Excludes an aggregate of 10,500,000 shares of Class A Common Stock reserved for issuance under the Company's 1997 Stock Incentive Plan and 1997 Non-Employee Director Option Plan. The Company expects to grant options for approximately 4,200,000 shares of Class A Common Stock to certain employees of the Company at an exercise price equal to the initial public offering price simultaneous with the commencement of the Offerings. The exercise of such options would not result in further dilution in book value to purchasers in the Offerings. See "Management -- 1997 Stock Incentive Plan" and "-- 1997 Non-Employee Director Option Plan".

(4) Dilution is determined by subtracting pro forma net tangible book value per share assuming the Reorganization had taken place on March 29, 1997, and after giving effect to the receipt of the net proceeds of the Offerings and the application of such proceeds as described in "Use of Proceeds", from the initial public offering price of $26.00 per share.

     The following table summarizes on a pro forma basis as of March 29, 1997 the differences between the number of shares of Common Stock purchased from the Company, the total consideration paid, and the average price per share paid by the existing stockholders and by the purchasers of Class A Common Stock in the Offerings at an initial public offering price of $26.00 per share.

                                                                   TOTAL
                                  SHARES PURCHASED             CONSIDERATION            AVERAGE
                               ----------------------     ------------------------     PRICE PER
                                 NUMBER       PERCENT        AMOUNT        PERCENT       SHARE
                               ----------     -------     ------------     -------     ---------
    Existing
    stockholders(1).........   68,900,000        70%      $138,011,000        15%       $  2.00
    New stockholders........   29,500,000        30        767,000,000        85          26.00
                               ----------     -----        -----------     -----
              Total.........   98,400,000       100%      $905,011,000       100%
                               ==========     =====        ===========     =====

---------------

(1) Excludes 26,923 shares of Class A Common Stock expected to be issued in connection with the PRC Acquisition and 76,923 shares of Class A Common Stock awarded to Mr. Newman simultaneous with the commencement of the Offerings.

                        SELECTED COMBINED FINANCIAL DATA

     The selected historical financial data presented below as of and for each of the fiscal years in the five-year period ended March 29, 1997 have been derived from the Company's audited Combined Financial Statements. The financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations", the Combined Financial Statements and Notes thereto, the unaudited Combined Financial Statements and Notes thereto and other financial data included elsewhere in this Prospectus.

                                                            FISCAL YEAR ENDED
                                         --------------------------------------------------------
                                         APRIL 3,   APRIL 2,   APRIL 1,   MARCH 30,    MARCH 29,
                                           1993       1994       1995        1996         1997
                                         --------   --------   --------   ----------   ----------
                                                              (IN THOUSANDS)
STATEMENT OF INCOME DATA:
Net sales..............................  $684,923   $726,568   $746,595   $  909,720   $1,043,330
Licensing revenue......................    82,418     84,174    100,040      110,153      137,113
                                         --------   --------   --------   ----------   ----------
Net revenues...........................   767,341    810,742    846,635    1,019,873    1,180,443

Cost of goods sold.....................   425,322    466,525    474,999      583,546      648,597
                                         --------   --------   --------   ----------   ----------
Gross profit...........................   342,019    344,217    371,636      436,327      531,846

Selling, general and administrative
  expenses.............................   259,941    262,825    261,506      309,207      374,483
                                         --------   --------   --------   ----------   ----------

Income from operations.................    82,078     81,392    110,130      127,120      157,363

Interest expense.......................    19,209     15,880     16,450       16,287       13,660
Equity in net loss of affiliate........        --      2,837        262        1,101        3,599
                                         --------   --------   --------   ----------   ----------

Income before income taxes.............    62,869     62,675     93,418      109,732      140,104
Provision for income taxes.............     4,960      8,778     13,244       10,925       22,804
                                         --------   --------   --------   ----------   ----------

Net income.............................  $ 57,909   $ 53,897   $ 80,174   $   98,807   $  117,300
                                         ========   ========   ========   ==========   ==========

                                         APRIL 3,   APRIL 2,   APRIL 1,   MARCH 30,    MARCH 29,
                                           1993       1994       1995        1996         1997
                                         --------   --------   --------   ----------   ----------
                                                              (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital........................  $ 83,522   $ 84,663   $221,050     $262,844     $212,372
Inventories............................   212,631    209,540    271,220      269,113      222,147
Total assets...........................   429,760    456,076    487,547      563,673      576,743
Total debt.............................   240,857    230,034    186,361      199,645      140,900
Partners' capital and stockholders'
  equity...............................   107,832    118,037    188,579      237,653      260,685

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

     The following Unaudited Pro Forma Combined Financial Information is derived from the Company's Combined Financial Statements. The Unaudited Pro Forma Combined Statement of Income gives effect to the Reorganization, the PRC Acquisition and certain other adjustments as if they occurred on March 31, 1996. The Unaudited Pro Forma Combined Balance Sheet gives effect to the Reorganization, the PRC Acquisition, the New Credit Facility, and certain other adjustments as if they had occurred on March 29, 1997. The Unaudited Pro Forma Combined Balance Sheet, as adjusted, gives further effect to the Offerings at an initial public offering price of $26.00 per share and the application of the estimated net proceeds received by the Company therefrom as described under "Use of Proceeds" as if they had occurred on March 29, 1997. See "Reorganization and Related Transactions", "Use of Proceeds", "Capitalization", and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

     The pro forma adjustments are based upon available information and certain assumptions that the Company believes are reasonable under the circumstances. The Unaudited Pro Forma Combined Financial Information should be read in conjunction with the Combined Financial Statements of the Company and related notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations", and other financial information included elsewhere in this Prospectus. This pro forma combined financial information is provided for informational purposes only and does not purport to be indicative of the results which would have been obtained had the Reorganization, the Offerings, and the other adjustments been completed on the dates indicated or which may be expected to occur in the future.

                UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME

                                                                FISCAL YEAR ENDED
                                                                  MARCH 29, 1997
                                                   --------------------------------------------
                                                     ACTUAL        PRO FORMA         PRO FORMA
                                                    COMBINED      ADJUSTMENTS        COMBINED
                                                   ----------     -----------       -----------
                                                        (IN THOUSANDS, EXCEPT SHARE DATA)
Net sales........................................  $1,043,330       $88,356(1)      $ 1,131,686
Licensing revenue................................     137,113                           137,113
                                                    ---------                         ---------
Net revenues.....................................   1,180,443                         1,268,799
Cost of goods sold...............................     648,597        38,406(1)          687,003
                                                    ---------                         ---------
Gross profit.....................................     531,846                           581,796
Selling, general and administrative expenses.....     374,483        53,812(1)
                                                                        868(1)          429,163
                                                    ---------                         ---------
Income from operations...........................     157,363                           152,633
Interest expense.................................      13,660         2,153(1)           15,813
Equity in net loss of affiliates.................       3,599        (3,599)(1)              --
                                                    ---------                         ---------
Income before income taxes.......................     140,104                           136,820
Provision for income taxes.......................      22,804        34,660(2)           57,464
                                                    ---------                         ---------
Net income.......................................  $  117,300                       $    79,356
                                                    =========                         =========
Per share information(3).........................                                   $      0.87
                                                                                      =========
Number of common shares assumed outstanding(3)...                                    90,824,645
                                                                                      =========
Supplementary pro forma net income per common
  share(4).......................................                                   $      0.81
                                                                                      =========

---------------
(1) Adjustments to reflect the PRC Acquisition accounted for under the purchase method. As a result of this transaction, the Company's combined statement of income has been adjusted to reflect the consolidation of PRC's operations from March 31, 1996, the amortization of goodwill over 25 years of $868 for the fiscal year ended March 29, 1997, recorded as a result of the acquisition, and the elimination of the Company's equity in net loss of PRC.

(2) Adjustment to reflect income taxes based upon pro forma pre-tax income as if the Company had been subject to additional Federal, state and local income taxes as of March 31, 1996, based upon a pro forma effective tax rate of 42%.

(3) Pro forma net income per share is based upon (a) 89,000,000 shares of Common Stock outstanding as a result of the Reorganization and the Trademark Acquisition, increased by (b) the sale of 1,720,799 shares of Class A Common Stock by the Company at an initial public offering price of $26.00 per share ($24.04, net of expenses), the proceeds of which would be necessary to pay approximately $41,368 in satisfaction of the Dividend and Reorganization Notes; (c) 26,923 shares of Class A Common Stock expected to be issued in connection with the PRC Acquisition; and (d) 76,923 shares of Class A Common Stock granted to Mr. Newman simultaneous with the commencement of the Offerings. See "Reorganization and Related Transactions" and
    "Management -- 1997 Stock Incentive Plan".

(4) Supplementary pro forma net income per share is based upon the average number of shares of Common Stock used in the calculation of pro forma net income per share, increased by (a) the sale of 998,336 shares of Class A Common Stock being sold by the Company, assuming an initial public offering price of $26.00 per share ($24.04, net of expenses), the proceeds of which would be necessary to repay approximately $24,000 outstanding under the Subordinated Notes (as defined) and (b) the sale of 6,680,116 shares of Class A Common Stock by the Company, assuming an initial public offering price of $26.00 per share ($24.04, net of expenses), the proceeds of which would be necessary to repay amounts outstanding under the Company's New Credit Facility of approximately $160,590.

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET

                                                                                  AS OF MARCH 29, 1997
                                                        -------------------------------------------------------------------------
                                                                      ACQUISITION,
                                                                        DIVIDEND
                                                                      DECLARATION,
                                                                      ISSUANCE OF
                                                                     REORGANIZATION
                                                                       NOTES, NEW
                                                                    CREDIT FACILITY          PRO        PRO FORMA
                                                         ACTUAL           AND               FORMA      ADJUSTMENTS    PRO FORMA,
                                                        COMBINED     REORGANIZATION        COMBINED     OFFERING      AS ADJUSTED
                                                        --------    ----------------       --------    -----------    -----------
                                                                                     (IN THOUSANDS)
Current assets
  Cash and cash equivalents..........................   $29,599         $  2,062(1)        $31,661      $      --(6)   $  31,661
  Accounts receivable, net...........................   144,303            1,769(1)        146,072                       146,072
  Inventories........................................   222,147           23,944(1)        246,091                       246,091
  Prepaid expenses and other.........................    40,290          (20,292)(1)        38,477                        38,477
                                                                           1,522(1)
                                                                          16,957(2)
                                                        --------        --------           --------      --------       --------
        Total current assets.........................   436,339           25,962           462,301             --        462,301
Property and equipment, net..........................    83,240           25,488(1)        108,728                       108,728
Investment in and advances to affiliate..............    17,977          (17,977)(1)            --
Other assets.........................................    39,187           24,972(1)         72,634                        72,634
                                                                           8,475(2)
                                                        --------        --------           --------      --------       --------
        Total assets.................................  $576,743         $ 66,920          $643,663      $      --      $ 643,663
                                                        ========        ========           ========      ========       ========
Current liabilities
  Notes and acceptances payable -- banks.............   $26,777         $  9,700(1)       $185,071      $(160,590)(6)  $  24,481
                                                                         148,594(3)
  Current portion of long-term debt..................    22,248          (22,248)(3)            --                            --
  Current portion of subordinated notes..............    20,000          (20,000)(3)            --                            --
  Dividend and Reorganization Notes payable..........        --          (44,424)(3)        41,368        (41,368)(6)         --
                                                                          85,792(4)
  Accounts payable...................................    89,417            3,761(1)         93,178                        93,178
  Accrued expenses and other.........................    65,525           10,844(1)         76,369         (1,367)(6)     75,002
                                                        --------        --------           --------      --------       --------
        Total current liabilities....................   223,967          171,019           395,986       (203,325)       192,661
Long-term debt.......................................    47,875           12,629(1)             --                            --
                                                                         (60,504)(3)
                                                                          50,000(3)
Other noncurrent liabilities.........................    20,216            3,136(1)         23,352                        23,352
Subordinated notes...................................    24,000               --            24,000        (24,000)(6)         --
Partners' capital and stockholders' equity
  Common stock.......................................        --              890(5)            890             95(6)         985
  Additional paid-in capital.........................        --          199,435(5)        199,435        227,230(6)     426,665
  Partners' capital and retained earnings............   260,837           25,432(2)
                                                                        (200,477)(5)
                                                                         (85,792)(4)            --                            --
  Cumulative translation adjustment..................      (152)             152(5)             --                            --
                                                        --------        --------           --------      --------       --------
        Total partners' capital and stockholders'
          equity.....................................   260,685          (60,360)          200,325        227,325        427,650
                                                        --------        --------           --------      --------       --------
        Total liabilities and partners' capital and
          stockholders' equity.......................  $576,743         $ 66,920          $643,663      $      --      $ 643,663
                                                        ========        ========           ========      ========       ========

---------------
(1) Adjustments to reflect the PRC Acquisition accounted for under the purchase method. As a result of this transaction, the Company's combined balance sheet has been adjusted to reflect the consolidation of PRC's balance sheet, the elimination of the Company's investment in PRC, the elimination of the Company's receivables due from PRC ($20,292) and the recording of the excess of the purchase price ($10,400) over net assets acquired which has been allocated to goodwill ($21,708). The Company will amortize goodwill over 25 years.

(2) Adjustments to record a deferred tax asset of $25,432, in addition to approximately $2,805 of certain Federal, state and local deferred tax assets previously recorded, which the Company will record concurrently with the termination of its partnership status. The deferred income taxes will reflect the net tax effect of temporary differences, primarily uniform inventory capitalization, depreciation, allowance for doubtful accounts and other accruals, between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes.

(3) Reflects the proceeds of $185,071 under the New Credit Facility, used for the repayment of $139,905 under the Polo LP credit facility, the repayment of $31,119 under the Womenswear LP credit facility and the repayment of $14,047 under the PRC credit facility.

(4) Reflects that portion of the Dividend and the Reorganization Notes representing undistributed net earnings through March 29, 1997.

(5) Reflects the reclassification of partners' capital and retained earnings and cumulative translation adjustment to additional paid-in capital as a result of the Reorganization.

(6) Represents the estimated net proceeds of $225,958 from the sale of Class A Common Stock offered by the Company, the issuance of 26,923 shares of Class A Common Stock in connection with the PRC Acquisition, the issuance of 76,923 shares of Class A Common Stock granted to Mr. Newman, the repayment of the Dividend and Reorganization Notes payable of $41,368, the repayment of the Subordinated Notes of $24,000 and the repayment of amounts outstanding under the New Credit Facility of $160,590.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the "Selected Combined Financial Data" and the Company's combined financial statements and the related notes thereto which are included elsewhere in this Prospectus. The Company utilizes a 52-53 week fiscal year ending on the Saturday nearest March 31. Accordingly, fiscal years 1993, 1994, 1995, 1996 and 1997 ended on April 3, 1993, April 2, 1994, April 1, 1995, March 30, 1996 and March 29, 1997, respectively.

OVERVIEW

     The Company began operations in 1968 as a designer and marketer of premium quality men's clothing and sportswear. Since inception, Polo, through internal operations and in conjunction with its licensing partners, has grown through increased sales of existing product lines, the introduction of new brands and products, expansion into international markets and development of its retail operations. Over the last five years, revenues have increased from $767.3 million in fiscal 1993 to $1.2 billion in fiscal 1997, while income from operations has grown from $82.1 million in fiscal 1993 to $157.4 million in fiscal 1997. Polo's net revenues are generated from its four integrated operations: wholesale, Home Collection, direct retail and licensing alliances. Licensing revenue includes royalties received from Home Collection licensing partners.

                                                                     FISCAL YEAR                               PRO FORMA
                                             ------------------------------------------------------------    FISCAL 1997(4)
                                             1993(3)       1994        1995         1996          1997        (UNAUDITED)
                                             --------    --------    --------    ----------    ----------    --------------
                                                                             (IN THOUSANDS)
Wholesale net sales(1)(2).................   $432,984    $508,402    $496,876    $  606,022    $  663,358      $  623,041
Retail sales(2)...........................    251,939     218,166     249,719       303,698       379,972         508,645
                                             --------    --------    --------      --------    ----------      ----------
  Net sales...............................    684,923     726,568     746,595       909,720     1,043,330       1,131,686
Licensing revenue(1)......................     82,418      84,174     100,040       110,153       137,113         137,113
                                             --------    --------    --------      --------    ----------      ----------
  Total net revenues......................   $767,341    $810,742    $846,635    $1,019,873    $1,180,443      $1,268,799
                                             ========    ========    ========      ========    ==========      ==========

---------------

(1) The Company purchased certain of the assets of its former womenswear licensing partner in October 1995 and the fiscal 1996 and 1997 net revenues reflect the inclusion of womenswear wholesale net sales of $36,692 and $98,759, respectively, and an elimination of licensing revenue associated with operations of the womenswear business after the acquisition.

(2) In February 1993, the Company entered into a joint venture to combine certain of its retail operations with those of its joint venture partner, Perkins Shearer Venture, to form PRC. Prior to such date, retail sales include sales by 19 retail stores, subsequently transferred to PRC. Subsequent to such date, the Company accounted for its investment in PRC using the equity method and as such, did not consolidate PRC's operations. Accordingly, PRC's net revenues are excluded from retail sales for fiscal 1994 through fiscal 1997, while wholesale net sales reflect the Company's sales to PRC during these periods. Simultaneous with the closing of the Offerings, the Company will consummate the PRC Acquisition. See "Reorganization and Related Transactions -- PRC Acquisition".

(3) Fiscal 1993 was a 53 week year.

(4) Pro forma financial information presented above gives effect to the PRC Acquisition as if it had occurred on March 31, 1996, the first day of fiscal 1997. See "Reorganization and Related Transactions" and "Unaudited Pro Forma Combined Financial Information".

     Wholesale net sales result from the sale by the Company of men's and women's apparel to wholesale customers, principally to major department stores, specialty stores and non-Company operated Polo stores located throughout the United States. Net sales for the wholesale division have increased from $433.0 million in fiscal 1993 to $663.4 million in fiscal 1997. This increase is a result of growth in sales of the Company's menswear products driven by the introduction of new brands such as Polo Sport and growth in sales of products under existing brands. The fiscal 1996 and 1997 wholesale net sales include womenswear wholesale net sales of $36.7 million and $98.8 million, respectively, since the date of the acquisition of certain assets of its former unaffiliated womenswear licensing partner.

     Polo's retail sales are generated from the Polo stores and outlet stores operated by the Company. Since the beginning of fiscal 1994, the Company has added four Polo stores and 27 outlet stores (net of nine outlet store closings). At March 29, 1997, the Company operated six Polo stores and 65 outlet stores. Retail sales have grown from $218.2 million in fiscal 1994 to $380.0 million in fiscal 1997.

     Prior to February 1993, the Company operated 22 Polo stores. In February 1993, the Company entered into a joint venture to combine 19 of its Polo stores with those of its joint venture partner to form PRC. As of March 29, 1997, PRC operated 21 Polo stores located throughout the United States. On March 21, 1997, the Company entered into an agreement effective April 3, 1997 to acquire the remaining 50% interest from its joint venture partner. Prior to the PRC Acquisition, the Company accounted for its interest in PRC under the equity method. Effective for fiscal 1998, the Company will consolidate PRC and account for the transaction under the purchase method. Accordingly, on a pro forma basis, wholesale net sales by the Company to PRC are eliminated and PRC net revenues are reflected as retail sales. Assuming the PRC Acquisition had taken place at March 31, 1996, pro forma wholesale net sales and retail sales in fiscal 1997 would have been $623.0 million and $508.7 million, respectively. The Company believes the PRC Acquisition did not have a material impact on pro forma operating income for fiscal 1997. See "Reorganization and Related
Transactions -- PRC Acquisition".

     Licensing revenue consists of royalties paid to the Company under its licensing alliances. During fiscal 1997, product, international, and home licensing alliances accounted for 37.3%, 29.3% and 33.4%, respectively, of total licensing revenue. Through these alliances, Polo combines its core skills with the product or geographic competencies of its partners to create and develop specific businesses. Polo develops the products and marketing for, and in conjunction with, its 19 product and 14 international licensing partners who manufacture, advertise, sell and distribute the particular products for which the Company is paid royalties. These royalties generally range from five to eight percent of licensing partners' sales of licensed products. Examples of Polo's licensed products include sheets and towels, fragrances and men's sportswear. While product licensing partners may employ their own designers, pursuant to their license agreements with the Company, the Company oversees the design of all its products. Polo works closely with licensing partners to coordinate marketing and distribution strategies and the design and construction of shop-within-shop boutiques, and participates in the long-range planning and development of its licensing partners' Polo businesses. See
"Business -- Licensing Alliances". In addition to performing these functions, pursuant to the terms of its license agreements, Polo acts as sales and marketing agent for its domestic Home Collection licensing partners. The Company's license agreements with its domestic Home Collection licensing partners generally contain provisions which allow the Company to exercise control over, among other things, marketing and advertising and typically require such licensing partners to provide samples of licensed products for the Company's Home Collection showroom and sales force. Together with its Home Collection licensing partners, representatives of the Company's design, merchandising, production and sales staffs collaborate to conceive, develop and merchandise the various products as a complete home furnishing collection. Polo's personnel market and sell the products to domestic customers and certain international accounts. As a result, Polo generally receives a higher royalty rate from Home Collection licensing partners relative to other licensing alliances, which rates generally range from 15% to 25%. Under these alliances, Polo is less exposed to financial risk than if the Company invested in the infrastructure and operation of these businesses directly. The growth of existing and development of new businesses under licensing alliances has resulted in an increase in licensing revenue from $82.4 million in fiscal 1993 to $137.1 million in fiscal 1997.

     Prior to the Offerings, the Company will complete the Trademark Acquisition whereby the Company will acquire from an entity under common control the trademarks and rights under a licensing agreement related to its U.S. fragrance business and the interest it did not already own in another related entity that holds the trademarks relating to its international licensing business. See "Reorganization and Related Transactions -- Trademark Acquisition".

     Prior to the Reorganization, the Company's operations were conducted predominantly through a partnership structure. Accordingly, the earnings of the Company (other than earnings of certain retail operations) were included in the taxable income of the Company's partners for Federal and certain state income tax purposes, and the Company has generally not been subject to income tax on such earnings, other than certain state and local franchise and similar taxes. In connection with the Reorganization, the Company will become subject to such taxes. In addition, as a result of the Reorganization, the Company will record a deferred tax asset and a corresponding tax benefit in its statement of income in accordance with the provisions of Statement of Accounting Standards No. 109, Accounting for Income Taxes. Assuming the Offerings had occurred at March 29, 1997, the deferred tax asset and corresponding tax benefit would have been approximately $25.4 million. The Company's pro forma effective tax rate, excluding the non-recurring tax benefit discussed above, for fiscal 1997 was 42%. The effect of taxes in Results of Operations is not discussed below because the historic taxation of the operations of the Company is not meaningful with respect to periods following the Reorganization.

     In connection with the Company's growth strategy, the Company plans to introduce new products and brands and expand its retail operations, including the opening of flagship stores. Implementation of these strategies may require significant investments for advertising, furniture and fixtures, infrastructure, design and additional inventory. There can be no assurance, notwithstanding the Company's investments, that its growth strategies will be successful.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the percentage relationship to net revenues of certain items in the Company's combined statements of income for the periods shown below:

                                                                         FISCAL YEAR ENDED
                                                                     -------------------------
                                                                     1995      1996      1997
                                                                     -----     -----     -----
Net sales........................................................     88.2%     89.2%     88.4%
Licensing revenue................................................     11.8      10.8      11.6
                                                                     -----     -----     -----
Net revenues.....................................................    100.0     100.0     100.0
                                                                     -----     -----     -----
Gross profit.....................................................     43.9      42.8      45.1
Selling, general and administrative expenses.....................     30.9      30.3      31.8
                                                                     -----     -----     -----
Income from operations...........................................     13.0%     12.5%     13.3%
                                                                     =====     =====     =====

FISCAL 1997 COMPARED TO FISCAL 1996

     NET SALES. Net sales increased 14.7% to $1.043 billion in fiscal 1997 from $909.7 million in fiscal 1996. Wholesale net sales increased 9.5% to $663.4 million in fiscal 1997 from $606.0 million in fiscal 1996. This increase primarily reflects the benefit of a full year of womenswear sales in fiscal 1997 compared to five and one-half months in fiscal 1996. Retail sales increased by 25.1% to $380.0 million in fiscal 1997 from $303.7 million in fiscal 1996. Of this increase, $58.8 million is attributable to the opening of three new Polo stores and seven new outlet stores (net of four outlet store closings) in fiscal 1997 and the benefit of a full year of operations for seven outlet stores opened in fiscal 1996. Comparable store sales in fiscal 1997 increased by 6.3% or $17.5 million. Comparable store sales represent net sales of stores open in both reporting periods for the full portion of such periods.

     LICENSING REVENUE. Licensing revenue increased 24.4% to $137.1 million in fiscal 1997 from $110.2 million in fiscal 1996. This increase reflects the launch of Polo Jeans Co. in fiscal 1997 and an overall increase in sales of licensed products, particularly Chaps, accessories and Home Collection.

     GROSS PROFIT. Gross profit as a percentage of net revenues increased to 45.1% in fiscal 1997 from 42.8% in fiscal 1996. The increase was primarily attributable to the increase, as a percentage of total net revenues, in net sales of the Company's higher margin retail sales (relative to wholesale sales) and to increased licensing revenue. In fiscal 1997 wholesale gross margins improved slightly while retail gross margins increased significantly due to a reduction in markdowns as compared to fiscal 1996. Licensing revenue has no associated cost of goods sold.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative ("SG&A") expenses increased to $374.5 million or 31.8% of net revenues in fiscal 1997 from $309.2 million or 30.3% of net revenues in fiscal 1996. This increase as a percentage of net revenues was primarily attributable to investment in organizational infrastructure to support growth, increased advertising, marketing and public relations expenditures to support the Company's brands, and personnel and start-up costs associated with the opening of three Polo stores in fiscal 1997. Additionally, SG&A expenses in fiscal 1997 include a full year of womenswear SG&A expenses as compared to five and one-half months in the prior period.

     INTEREST EXPENSE. Interest expense decreased to $13.7 million in fiscal 1997 from $16.3 million in fiscal 1996 due to lower average borrowing levels as a result of a reduction in overall inventory levels. Cash flows from operations were used to reduce average debt levels throughout fiscal 1997.

     EQUITY IN NET LOSS OF AFFILIATE. Equity in net loss of affiliate represents the Company's 50% equity interest in PRC. Such losses increased to $3.6 million in fiscal 1997 from $1.1 million in fiscal 1996, primarily as a result of lost revenues and expenses associated with temporary store closings for renovations in fiscal 1997.

FISCAL 1996 COMPARED TO FISCAL 1995

     NET SALES. Net sales increased 21.8% to $909.7 million in fiscal 1996 from $746.6 million in fiscal 1995. Wholesale net sales increased 22.0% to $606.0 million in fiscal 1996 from $496.9 million in fiscal 1995. Wholesale growth reflects increased menswear sales of 14.6% to $569.3 million in fiscal 1996 from $496.9 million in fiscal 1995 resulting primarily from growth in existing brands, particularly Polo Sport, as well as increased sales under the Company's basic stock replenishment program. Under this program, Polo offers certain basic styles year round which are generally shipped within one to five days of order receipt. See "Business -- Domestic Wholesale and Home Collection Customers and Service -- Basic Stock Replenishment Program". Increased sales under this program are due to the introduction of new products and a higher percentage of order fulfillment. Additionally, the increase reflects the inclusion of womenswear sales of $36.7 million subsequent to the October 1995 acquisition. Retail sales increased 21.6% to $303.7 million in fiscal 1996 from $249.7 million in fiscal 1995. Of this increase, $42.2 million is attributable to four new outlet stores opened in fiscal 1996 (net of three outlet store closings) and the benefit of a full year of operations for nine outlet stores opened in fiscal 1995. Comparable store sales in fiscal 1996 increased 5.4% or $11.8 million.

     LICENSING REVENUE. Licensing revenue increased 10.2% to $110.2 million in fiscal 1996 from $100.0 million in fiscal 1995. This increase is primarily a result of additional sales of Home Collection products and the expansion of the European and Asian businesses. This increase was partially offset by a reduction in womenswear licensing revenue as a result of Polo's acquisition of that business from a former licensing partner.

     GROSS PROFIT. Gross profit as a percentage of net revenues decreased to 42.8% in fiscal 1996 from 43.9% in fiscal 1995. This decrease was primarily attributable to a decline in wholesale gross margins in fiscal 1996 resulting from a decrease in menswear gross margins associated with the sale of excess inventory. The decrease in gross profit as a percentage of net revenues also resulted from a decrease in licensing revenue as a percentage of total net revenues. Retail gross margins were constant in fiscal 1996 as compared to the prior year.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. SG&A expenses increased to $309.2 million in fiscal 1996 from $261.5 million in fiscal 1995. As a percentage of net revenues, SG&A expenses decreased to 30.3% in fiscal 1996 from 30.9% in fiscal 1995. This improvement reflects overall declines in SG&A expenses resulting from cost containment efforts in certain expense areas and expense leverage associated with the Company's growth. The dollar increase in SG&A expenses primarily reflects costs associated with the expansion of retail operations and the inclusion of womenswear SG&A expenses following the acquisition. Additionally, advertising, marketing and public relations expenditures increased to support the Company's brands and image.

     INTEREST EXPENSE. Interest expense decreased to $16.3 million in fiscal 1996 from $16.5 million in fiscal 1995 primarily due to lower average outstanding borrowing levels.

     EQUITY IN NET LOSS OF AFFILIATE. Equity in net loss of affiliate increased to $1.1 million in fiscal 1996 from $0.3 million in fiscal 1995 primarily as a result of costs associated with six store closings in fiscal 1996.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's main sources of liquidity historically have been cash flows from operations, credit facilities and partners' financing. The Company's capital requirements primarily result from working capital needs, investing activities including construction and renovation of shop-within-shop boutiques, retail expansion and other corporate activities.

     Net cash provided by operating activities increased to $203.6 million in fiscal 1997 from $91.3 million in fiscal 1996, primarily as a result of reduced inventories and improved operating results. The decrease in inventories is a direct result of increased fulfillment of customer orders and improved supply chain management. The net cash used for investing activities decreased to $38.6 million in fiscal 1997 from $49.0 million in fiscal 1996, principally reflecting the use of $39.7 million in cash to acquire the operations of the Company's former womenswear licensing partner, Ralph Lauren Womenswear, Inc., a wholly owned subsidiary of Bidermann, in fiscal 1996. See "Reorganization and Related Transactions -- Reorganization". This decrease was partially offset by a substantial increase in capital expenditures in fiscal 1997. Net cash used in financing activities increased to $149.0 million in fiscal 1997 from $33.9 million in fiscal 1996. This increase was primarily due to a substantial reduction in short-term borrowings in fiscal 1997 associated with the Company's reduced level of inventories and an increase in partner distributions.

     Prior to the Reorganization, the earnings of the Company (except for earnings of certain retail operations) were included in the taxable income of the Company's partners for Federal and certain state income tax purposes, and the Company has generally not been subject to income tax on such earnings, other than certain state and local franchise and similar taxes. As a result of the Offerings, the Company's immediate cash flow needs will reflect the elimination of distributions to the partners. Partially offsetting these changes will be the application of funds for the payment of additional Federal, state and local income taxes.

     Simultaneous with the closing of the Reorganization, the Company entered into the New Credit Facility and used the borrowings under the New Credit Facility to refinance the amounts outstanding under the Polo LP credit facility, (approximately $111.8 million at the time of the Reorganization) and to repay in full approximately $56.6 million in aggregate of the borrowings outstanding under the Womenswear LP credit facility and the PRC credit facility, thereby terminating such credit facilities. The New Credit Facility consists of a $375 million Revolver which will be reduced automatically upon completion of the Offerings to $225 million. The Revolver will mature on December 31, 2002. Interest is payable, at the Company's option, at the Base Rate or at the London Interbank Offered Rate plus an interest margin. See "Use of Proceeds". The agreement for the New Credit Facility contains customary representations, warranties, covenants and events of default for bank financings for borrowers similar to the Company, including covenants regarding maintenance of net worth and leverage ratios, limitations on indebtedness and incurrences of liens, and restrictions on sales of assets and transactions with affiliates. Mr. Lauren and related entities are obligated under the agreement to maintain a specified minimum percentage of the voting power of the Company's Common Stock. See "Reorganization and Related Transactions".

     As of May 15, 1997, the Company had Subordinated Notes payable to its partners in the amount of $24.0 million which bear interest at the prime rate (8.5% at May 15, 1997) and are payable on March 1, 2001. The Company will use a portion of the net proceeds it receives from the Offerings to prepay the amounts due on March 1, 2001. See "Use of Proceeds".

     Capital expenditures were $35.3 million, $5.6 million and $4.9 million in fiscal 1997, fiscal 1996 and fiscal 1995, respectively. The increase in capital expenditures in fiscal 1997 represents expenditures associated with the Company's shop-within-shop boutique development program which includes new shops, renovations and expansions. The Company plans to invest approximately $150.0 million over the next two years for its retail stores including flagship stores, shop-within-shop boutique development program and other capital projects. See "Business -- Operations -- Wholesale -- Shop-within-Shop Boutiques" and "-- Direct Retailing".

     The Company extends credit to its customers, including those which have accounted for significant portions of its net revenues. The Company had three customers, Dillard Department Stores, Inc., Federated Department Stores, Inc. and The May Department Stores Company, which in aggregate constituted 38%, 36% and 48% of trade accounts receivable outstanding at April 1, 1995, March 30, 1996 and March 29, 1997, respectively. Additionally, the Company had three licensing partners, WestPoint Stevens, Inc., Seibu Department Stores, Ltd. and L'Oreal S.A./Cosmair Inc., which in aggregate constituted approximately 45%, 43% and 39% of licensing revenue in fiscal 1995, 1996 and 1997, respectively. Accordingly, the Company may have significant exposure in collecting accounts receivable from its customers. The Company has credit policies and procedures which it uses to manage its credit risk. See "Risk Factors -- Dependence on Sales to a Limited Number of Large Department Store Customers; Risks Related to Extending Credit to Customers".

     Management believes that cash from ongoing operations and funds available under its credit agreements will be sufficient to satisfy the Company's capital requirements for the next 12 months.

SEASONALITY AND QUARTERLY FLUCTUATIONS

     The Company's business is affected by seasonal trends, with higher levels of wholesale sales in its second and fourth quarters and higher retail sales in its second and third quarters. These trends result primarily from the timing of seasonal wholesale shipments to retail customers and key vacation travel and holiday shopping periods in the retail industry. As a result of the PRC Acquisition and growth in the Company's retail operations and licensing revenue, historical quarterly operating trends and working capital requirements may not accurately reflect future performance. In addition, fluctuations in sales and operating income in any fiscal quarter may be affected by the timing of seasonal wholesale shipments and other events affecting retail.

     The following table sets forth certain unaudited quarterly information for fiscal 1996 and fiscal 1997:

                                                           FOR THE QUARTERS ENDED
                        ---------------------------------------------------------------------------------------------
                         JULY 1,    SEPT. 30,   DEC. 30,    MAR. 30,    JUNE 29,    SEPT. 28,   DEC. 28,    MAR. 29,
                          1995        1995        1995        1996        1996        1996        1996        1997
                        ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
                                                                (IN MILLIONS)
Net sales(1)..........   $ 179.8     $ 242.6     $ 245.4     $ 241.9     $ 199.3     $ 296.5     $ 268.6     $ 278.9
Licensing revenue(1)..      21.9        30.8        29.2        28.3        24.5        35.7        37.9        39.0
                          ------      ------      ------      ------      ------      ------      ------      ------

Net revenues..........     201.7       273.4       274.6       270.2       223.8       332.2       306.5       317.9

Gross profit..........      90.8       118.7       114.4       112.4       103.6       147.5       137.8       143.0

Income from
  operations..........      24.2        40.7        30.3        31.9        21.3        58.2        34.9        43.0

---------------

(1) The Company purchased certain of the assets of its former womenswear licensing partner, Ralph Lauren Womenswear Inc., a wholly owned subsidiary of Bidermann, in October 1995 and, commencing with the fiscal quarter ended December 30, 1995, net revenues reflect the inclusion of womenswear wholesale sales and an elimination of licensing revenue associated with the operations of the womenswear business after the acquisition.

EXCHANGE RATES

     Inventory purchases from contract manufacturers in the Far East are primarily denominated in United States dollars; however, purchase prices for the Company's products may be affected by fluctuations in the exchange rate between the United States dollar and the local currencies of the contract manufacturers, which may have the effect of increasing the Company's cost of goods sold in the future. During the last two fiscal years, exchange rate fluctuations have not had a material effect on the Company's inventory cost. Additionally, certain international licensing revenue could be materially affected by currency fluctuations. From time to time, the Company hedges certain exposures to foreign currency exchange rate changes arising in the ordinary course of business. See "Risk Factors -- Foreign Currency Fluctuations".

NEW ACCOUNTING STANDARDS

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation. This Statement will be effective in fiscal 1998 upon the establishment of the Stock Incentive Plan by the Company in connection with the Offerings. The Company will adopt only the disclosure provision of SFAS No. 123 and account for stock based compensation in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, which recognizes compensation cost based on the intrinsic value of the equity instrument awarded.

     SFAS No. 128, Earnings Per Share, effective for interim and annual periods beginning after December 15, 1997, establishes standards for computing and presenting earnings per share ("EPS") and simplifies the standards for computing EPS currently found in Accounting Principles Board ("APB") Opinion No. 15, Earnings Per Share. Common stock equivalents under APB Opinion No. 15, with the exception of contingently issuable shares (shares issuable for little or no cash consideration), are no longer included in the calculation of primary or basic EPS. Under SFAS No. 128, contingently issuable shares are included in the calculation of diluted EPS. Early adoption of this Statement is not permitted. As the Company does not currently report EPS, it has not determined the impact of adopting this Statement.

     SFAS No. 129, Disclosure of Information about Capital Structure, effective for periods ending after December 15, 1997, establishes standards for disclosing information about an entity's capital structure. This Statement requires disclosure of the pertinent rights and privileges of various securities outstanding (stock, options, warrants, preferred stock, debt and participation rights) including dividend and liquidation preferences, participant rights, call prices and dates, conversion or exercise prices and redemption requirements. Adoption of this Statement will have no effect on the Company as it currently discloses the information specified.

                                    BUSINESS

     Polo Ralph Lauren Corporation is a leader in the design, marketing and distribution of premium lifestyle products. For 30 years, Polo's reputation and distinctive image have been consistently developed across an expanding number of products, brands and international markets. The Company's brand names, which include "Polo", "Polo by Ralph Lauren", "Polo Sport", "Ralph Lauren", "RALPH", "Lauren", "Polo Jeans Co." and "Chaps", among others, constitute one of the world's most widely recognized families of consumer brands. Directed by Ralph Lauren, the internationally renowned designer, the Company believes it has influenced the manner in which people dress and live in contemporary society, reflecting an American perspective and lifestyle uniquely associated with Polo and Ralph Lauren.

     The Polo brand was established in 1967 when Mr. Lauren introduced a collection of men's ties. In 1968, Polo was established as an independent menswear company offering a line of premium quality men's clothing and sportswear with a distinctive blend of innovation and tradition. The Company's now famous polo player astride a horse logo and Ralph Lauren womenswear products were introduced in 1971. In that same year, the first shop-within-shop boutique dedicated to Polo Ralph Lauren products opened in Bloomingdale's flagship store in New York City and the first Polo store was opened by an independent third party. Commencing in 1973, womenswear products were produced and distributed by a third party under the Company's first licensing alliance. From these beginnings, the Polo and Ralph Lauren brands have been the foundation upon which the Company has based its historic growth. The Company's net revenues, which are comprised of wholesale and retail net sales and licensing revenue, have increased from $767.3 million in fiscal 1993 to $1.2 billion in fiscal 1997, and the Company's income from operations has grown from $82.1 million in fiscal 1993 to $157.4 million in fiscal 1997.

     Polo combines its consumer insight and design, marketing and imaging skills to offer, along with its licensing partners, broad lifestyle product collections in four categories: apparel, home, accessories and fragrance. Apparel products include extensive collections of menswear, womenswear and children's clothing. The Ralph Lauren Home Collection offers coordinated products for the home including bedding and bath products, interior decor and tabletop and gift items. Accessories encompass a broad range of products such as footwear, eyewear, jewelry and leather goods (including handbags and luggage). Fragrance and skin care products are sold under the Company's Polo, Lauren, Safari and Polo Sport brands, among others. Worldwide wholesale net sales of all products bearing the Company's brands, generated by both Polo and its licensing partners, aggregated approximately $2.9 billion in fiscal 1997 and are displayed in the chart below. Of these sales, approximately 31% occurred outside the United States.

 FISCAL 1997 WORLDWIDE WHOLESALE NET SALES OF POLO RALPH LAUREN PRODUCTS(1)(2)
                                 (IN MILLIONS)


[Pie chart depicting worldwide wholesale net sales of all products bearing the Company's brands, generated by both Polo and its licensing partners during fiscal 1997 including: Menswear, $1,411 million (48.4%), Womenswear, $476 million (16.3%), Children's Apparel, $145 million (5.0%), Accessories, $282 million (9.7%), Fragrances, $275 million (9.4%) and Home Collection, $326 million (11.2%).]


                                                                              -

(1) Wholesale net sales for products sold by the Company's licensing partners have been derived from information obtained from such licensing partners.

(2) Includes transfers of products to the Company's wholly owned retail operations at wholesale prices or, in the case of outlet stores, at cost.

     Polo's business consists of four integrated operations: wholesale, Home Collection, direct retail and licensing alliances. Wholesale operations primarily consist of the design, sourcing, marketing and distribution of menswear under the Polo by Ralph Lauren, Polo Sport, Polo Golf and Ralph Lauren/Purple Label brands and of womenswear under the Ralph Lauren Collection and Collection Classics, RALPH and Ralph Lauren Polo Sport brands. The Home Collection division designs, markets and sells home products under the Company's brands for its 13 home licensing partners from whom the Company receives royalties. Polo's retail sales are generated by the Company's 28 Polo stores (including 21 stores being acquired pursuant to the PRC Acquisition) located in regional malls and high-street shopping areas and its 67 outlet stores located primarily in outlet malls. See "Reorganization and Related Transactions -- PRC Acquisition". As part of its licensing alliances, Polo conceptualizes, designs and develops the marketing for a broad range of products under its various brands for which the Company receives royalties from 19 product licensing partners and 14 international licensing partners. Details of the Company's net revenues are shown in the table below.

                                                     FISCAL YEAR                     PRO FORMA
                                        --------------------------------------     FISCAL 1997(3)
                                          1995          1996           1997         (UNAUDITED)
                                        --------     ----------     ----------     --------------
                                                             (IN THOUSANDS)
Wholesale net sales(1)................  $496,876     $  606,022     $  663,358       $  623,041
Retail sales..........................   249,719        303,698        379,972          508,645
                                        --------     ----------     ----------
  Net sales...........................   746,595        909,720      1,043,330        1,131,686
Licensing revenue(1)(2)...............   100,040        110,153        137,113          137,113
                                        --------     ----------     ----------
  Net revenues........................  $846,635     $1,019,873     $1,180,443       $1,268,799
                                        ========     ==========     ==========

---------------

(1) The Company purchased certain of the assets of its former womenswear licensing partner in October 1995 and the fiscal 1996 and 1997 net revenues reflect the inclusion of womenswear wholesale net sales of $36,692 and $98,759, respectively, and an elimination of licensing revenue associated with operations of the womenswear business after the acquisition.

(2) Licensing revenue includes royalties received from Home Collection licensing partners.

(3) Pro forma financial information presented above gives effect to the PRC Acquisition as if it had occurred on March 31, 1996, the first day of fiscal 1997. Prior to the PRC Acquisition, the Company owned a 50% interest in PRC which it accounted for using the equity method, and as such, did not consolidate PRC's operations. Accordingly, prior to the PRC Acquisition, net revenues did not include PRC's retail sales, while wholesale net sales reflected the Company's sales to PRC. Simultaneous with the closing of the Offerings, the Company will complete the PRC Acquisition. See "Reorganization and Related Transactions -- PRC Acquisition" and "Unaudited Pro Forma Combined Financial Information".

STRATEGY

     From its inception, Polo has maintained a consistent operating strategy which has driven growth in sales and earnings. Key elements of this core strategy are as follows:

          OFFER PREMIUM QUALITY PRODUCTS AND DISTINCTIVE DESIGNS. The Company's products reflect a timeless and innovative American style associated with and defined by Polo and Ralph Lauren. The Company's designers work closely with its merchandising, sales and production teams and licensing partners to offer premium quality product collections which incorporate Polo's distinctive lifestyle themes. Mr. Lauren, supported by Polo's design staff of over 180 persons, has won numerous awards for Polo's designs including, most recently, the prestigious 1996 Menswear Designer of the Year and 1995 Womenswear Designer of the Year awards, both of which were awarded by the CFDA. In addition, Mr. Lauren was honored with the CFDA Lifetime Achievement Award in 1991, and is the only person to have won all three of these awards. See "-- Design".

          PROMOTE GLOBAL BRANDS AND IMAGE. The Company strives to project a consistent global image for its brands from product design to marketing to point-of-sale. Portraying core lifestyle themes more often than a particular product, Polo's distinctive advertising builds the Company's brand names and image, season after season. In fiscal 1997, Polo and its licensing partners spent over $130 million to advertise and promote the Company's brands worldwide. Polo also presents seasonal fashion shows, directs in-store events and utilizes the services of prominent athletes and models to promote its image. See "-- Marketing".

          CONTROL AND CUSTOMIZE DISTRIBUTION. Polo's reputation for quality and style is also reflected in the distribution of its products. The Company's products are sold through leading upscale department and specialty stores and Polo stores throughout the world. Polo was a pioneer in utilizing shop-within-shop boutiques in major department stores to encourage the effective merchandising and display of Polo Ralph Lauren products. By presenting a broad selection of Polo products in an attractive customized environment, the shop-within-shop boutiques heighten awareness of the Company's brands and differentiate its offerings. The Company estimates that, as of March 29, 1997, more than three million square feet of retail space worldwide (including Polo stores and approximately 1,700 department store shop-within-shop boutiques in the United States) were exclusively dedicated to products sold under the Company's brands. See
     "-- Domestic Wholesale and Home Collection Customers and Service".

          BUILD STRATEGIC LICENSING ALLIANCES. Polo's licensing alliances have been a key factor in the Company's ability to offer an extensive array of products domestically and internationally. Through these alliances, Polo combines its consumer insight and design, marketing, and imaging skills with the specific product or geographic competencies of its licensing partners to create and build new businesses. Important examples of these alliances include those with industry leaders such as L'Oreal, S.A. in fragrances, WestPoint Stevens, Inc. in bedding and bath products, and Seibu Department Stores, Ltd. in connection with the offering of Polo products in Japan. See "-- Operations -- Home Collection" and
     "-- Operations -- Licensing Alliances" for a description of the Company's material licensing alliances and the percent of revenue attributable to each.

          DEVELOP POLO RALPH LAUREN STORES. The Company enhances the sale and merchandising of its products and builds the awareness and identity of its brands through its Polo stores and outlet stores. The Company's two flagship stores, located on Madison Avenue in New York City, offer unique shopping environments which communicate the complete Polo lifestyle. Over 100 Polo stores are operated by the Company and its licensing partners and joint ventures in over 25 countries worldwide. The Company currently also operates 67 outlet stores which broaden its customer base and contribute to profitability while maintaining the integrity of its primary distribution channels. See "-- Operations -- Direct Retailing".

     The Company believes that the ongoing implementation of these operating strategies in combination with its growth strategies positions the Company for continued success. Polo's growth strategies are as follows:

          EXPAND THE FAMILY OF POLO BRANDS. The Company continually creates new brands based upon the original Polo and Ralph Lauren concepts to address new markets and consumer groups and maintain Polo's premium image. For example, in fiscal 1994, the Polo Sport label was created to introduce a new line of fitness apparel targeted at the growing market for functional, performance-oriented sport and outdoor wear. In Fall 1995, Polo launched its exclusive, limited distribution Purple Label brand of men's tailored clothing. Representing the Company's most refined apparel perspective, Purple Label reinforces Polo's reputation for quality, innovation and style. In Fall 1996, Polo introduced a denim-based line of sportswear for men, women and children under the Polo Jeans Co. brand. With price points below those of Polo's core apparel lines and a more casual contemporary styling, Polo Jeans Co. is designed to appeal to younger consumers. See "-- Operations -- Wholesale -- Polo Ralph Lauren Menswear" and
     "-- Operations -- Licensing Alliances -- Product Licensing Alliances".

          DEVELOP NEW PRODUCT CATEGORIES AND BUSINESSES WITHIN EXISTING
     BRANDS. Polo builds sales within its existing brands by devoting resources to less developed product areas and adding new product categories. For example, in Spring 1994, the Company added skin care products to its Polo Sport fragrance line and in fiscal 1996, introduced a line of paints and wall finishes as part of Home Collection. Similarly, while Polo has offered footwear since 1972, the Company plans to launch a full range of athletic footwear in 1998. See "-- Operations -- Licensing Alliances -- Product Licensing Alliances".

          LEVERAGE POLO BRANDS IN INTERNATIONAL MARKETS. The Company believes that international markets offer additional opportunities for Polo's quintessential American designs and lifestyle image and is committed to the global development of its businesses. International expansion opportunities may include the roll out of new products and brands following their launch in the U.S., the introduction of additional product lines, the entrance into new international markets and the addition of Polo stores in these markets. For example, following the successful launch of Polo Jeans Co. in the United States in Fall 1996, the Company formalized its plans to introduce the line in Canada, Europe and Asia in Fall 1997. See "-- Operations -- Licensing
     Alliances -- International Licensing Alliances".

          CAPITALIZE ON WOMENSWEAR OPPORTUNITY. The Company believes the womenswear market offers a significant opportunity for it to further capitalize on its position both domestically and internationally as a leading designer of womenswear. The Company acquired its womenswear business from a former licensing partner in October 1995. In addition to allowing the Company to improve the operations of its existing womenswear designer and bridge lines, the acquisition has enabled Polo to take important growth initiatives in additional segments of the womenswear market. In Fall 1996, for example, the Company and a new licensing partner launched the Lauren line of women's better sportswear and career apparel. See "-- Operations -- Wholesale -- Ralph Lauren Womenswear".

          CONTINUE RETAIL EXPANSION. The Company plans to expand its retail presence by adding five or more Polo stores, including Polo Stores in Palm Beach and Las Vegas and flagship stores in London and Chicago, over the next two years. The Company also plans to add ten to 20 new outlet stores over the next three years. In addition, in fiscal 1998, the Company plans to test market a Polo Jeans Co. store. See "-- Operations -- Direct Retailing".

OPERATIONS

     Polo's business consists of four integrated operations: wholesale, Home Collection, direct retail and licensing alliances. Each is driven by the Company's guiding philosophy of style, innovation and quality.

WHOLESALE

     Polo's wholesale business is subdivided into two divisions: Polo Ralph Lauren Menswear and Ralph Lauren Womenswear. In both of its wholesale divisions, the Company offers discrete brand offerings to compete at various price levels. See "-- Domestic Wholesale and Home Collection Customers and Services". The Company's total wholesale net sales for fiscal 1997 were $663.4 million.

  POLO RALPH LAUREN MENSWEAR

     The Menswear division designs, sources, markets and distributes menswear under its Polo by Ralph Lauren, Polo Sport, Ralph Lauren/Purple Label Collection and Polo Golf brands. Each line is directed by a team consisting of design, merchandising, sales and production staff who work together to conceive, develop and merchandise product groupings organized to convey a variety of design concepts. Generally, there are four annual seasonal presentations for each line:
Fall, Cruise/Holiday, Spring and Summer. Within each line, the Company offers core and recurring styles complemented by fashion forward items reflecting contemporary trends. Polo is recognized worldwide as one of the premier men's designer collections, and Mr. Lauren was named 1996 Menswear Designer of the Year by the CFDA. The wholesale net sales of menswear products increased from $433.0 million in fiscal 1993 to $564.6 million in fiscal 1997.

     POLO BY RALPH LAUREN. The Polo by Ralph Lauren menswear collection is a complete men's wardrobe consisting of products related by theme, style, color and fabric. Products include pants, dress and casual shirts, the famous knit shirts with the polo player logo, ties, outerwear and sweaters, as well as tailored suits, sport coats, top coats, tailored trousers and formal wear, which are produced by licensing partners. The line is characterized by traditional and classic elements reflecting the distinctive American style of Polo Ralph Lauren. Polo by Ralph Lauren menswear is generally priced at a range of price points within the men's premium ready-to-wear apparel market. For example, suggested retail prices typically range from $49.50 to $59.50 for a basic knit shirt,

$59.50 to $89.50 for a dress shirt and $58.50 for chino pants. This line is currently sold through approximately 1,600 department store, specialty store and Polo store doors in the United States, including approximately 1,050 department store shop-within-shop boutiques.

     POLO SPORT. The Polo Sport line of activewear and sportswear is designed to meet the growing consumer demand for functional sport and outdoor apparel. Polo Sport products include apparel and accessories for skiing, golfing, running, tennis, cycling, rock-climbing, cross-training, snowboarding and nautical sports, and often feature highperformance fabrics and construction. While the line is designed to meet the performance requirements of these activities, Polo Sport products also appeal to consumers who seek designer styling combined with technical authenticity in sportswear. Polo Sport is offered at a range of price points generally consistent with prices for the Polo by Ralph Lauren line, and is distributed through approximately 1,300 department store, specialty store, Polo Sport store and Polo store doors in the United States, including approximately 145 department store shop-within-shop boutiques.

     RALPH LAUREN/PURPLE LABEL COLLECTION. In Fall 1995, the Company introduced its Purple Label Collection of men's tailored clothing. Made from luxurious fabrics, Purple Label presents the Company's most refined perspective on men's clothing. Prominently featured in the Company's advertising, Purple Label reinforces the exclusive image of the Company's brands and communicates central themes of quality, innovation and style. The Company believes its exclusively distributed brands, including Purple Label Collection, not only build the Company's image, but also enhance sales of its other products. To complement the tailored clothing line, the Company recently launched and will distribute its Purple Label sportswear line for retail sale in Fall 1997. Purple Label Collection tailored clothing is manufactured and distributed by a licensee, and dress shirts and ties are sourced and distributed by the Company. Suggested retail prices typically range from $1,600 to $3,000 for a suit, $165 to $225 for a dress shirt, and $95 to $125 for a tie. The Purple Label lines are sold through a limited number of premier fashion retailers, currently numbering approximately 30 doors in the United States.

     POLO GOLF. The Polo Golf line is targeted at the golf and resort markets. The line includes products similar to those in the Polo by Ralph Lauren line with features tailored to the needs of the golf and resort consumer. For example, club logos or names can be embroidered on certain Polo Golf apparel products. Price points are similar to those charged for products in the Polo Sport line. The Polo Golf line is presently sold in the United States through approximately 1,500 leading golf clubs, pro shops and resorts, in addition to department, specialty and Polo stores.

  RALPH LAUREN WOMENSWEAR

     The Womenswear division designs, sources, markets and distributes womenswear under its Ralph Lauren Collection and Collection Classics, RALPH/Ralph Lauren, Ralph (Polo Player Design) Lauren and Ralph Lauren Polo Sport brands. Representatives from each of the design, merchandising, sales and production staffs work together to conceive, develop and sell product groupings organized to convey a variety of design concepts. Each of the women's apparel lines (except Ralph Lauren Collection) consists of core, recurring styles, complemented by more fashion-oriented items which reflect contemporary trends. Mr. Lauren introduced his first womenswear products in 1971 and subsequently licensed the line in 1973.

     In October 1995, to capitalize further on its position, both domestically and internationally, as a leading designer of womenswear, Polo acquired the business of its former licensing partner and commenced its own womenswear wholesale operations. Since acquiring control of these operations, the Company has centralized control of its womenswear design, merchandising and sales activities and focused its efforts on improving the quality, production and delivery of its products. In addition, the Company has sought to build its womenswear business by capitalizing on the relationships developed with its menswear customers and by devoting resources to creating and renovating shop-within-shop boutiques and other exclusively fixtured areas within department stores. In fiscal 1997, the Company's wholesale net sales of womenswear products were $98.8 million.

     The womenswear industry's four basic selling seasons are Fall, Cruise/Holiday, Spring and Summer. The women's ready-to-wear apparel market in the United States is divided into five segments defined by price levels, ranging from lowest to highest, as follows: budget, moderate, better, bridge, and designer. The Company competes directly in the bridge and designer segments of the womenswear industry, and competes through its licensing partner for the Lauren line in the better segment.

     RALPH LAUREN COLLECTION AND COLLECTION CLASSICS. The Ralph Lauren Collection, sold under the Purple Label and the Custom Collection Label (the "Collection"), expresses the Company's up-to-the-moment fashion vision for women. Made with luxury fabrics and high quality construction and detailing, the Collection plays an important strategic role for the Company by reinforcing the Polo Ralph Lauren image of style and high fashion. Each of the Spring and Fall collections is introduced at major fashion shows which generate extensive international media coverage. The Collection is recognized as one of the premier women's designer collections, and Mr. Lauren was named 1995 Womenswear Designer of the Year by the CFDA.

     Collection Classics include timeless versions of the Company's most successful Collection styles, as well as newly-designed classic signature styles which tend to remain in a women's wardrobe for several seasons. The Collection Classics line uses similar quality fabrics and construction to those used to produce the Collection line. Beginning in Spring 1997, the Collection Classics line will be sold under Ralph Lauren's Black Label.

     Collection and Collection Classics are offered for limited distribution to premier fashion retailers and through Polo stores. Price points are at the upper end or luxury ranges. The suggested retail prices for a Collection jacket and pant typically range from $995 to $2,500, and from $450 to $1,395, respectively. The suggested retail prices for a Collection Classics jacket and pant typically range from $695 to $1,495 and from $395 to $650, respectively. The lines are currently sold through over 110 doors in the United States and 20 international doors.

     RALPH/RALPH LAUREN. The RALPH/Ralph Lauren brand was established in 1994 and presents a distinct and more casual fashion identity for the bridge market, while retaining a strong association with the Ralph Lauren Collection designer image. Younger in attitude and lower in price than the Collection, the RALPH line consists of a mix of classic and fashion items ranging from career wear to casual weekend apparel. The line is sold through approximately 140 doors in the United States and Canada. The suggested retail prices for a RALPH/Ralph Lauren jacket and pant typically range from $350 to $595, and from $125 to $325, respectively.

     RALPH LAUREN POLO SPORT. Similar to its men's counterpart, the Ralph Lauren Polo Sport line for women includes activewear for a variety of sports, as well as fashion athletic and sportswear basics. Introduced in Spring 1997, the Polo Sport line for women broadens the Company's potential customer base. Certain core sportswear items continue to be sold under the Ralph (Polo Player Design) Lauren label which until recent years was the label under which most Ralph Lauren women's sportswear was sold. The Ralph Lauren Polo Sport line is currently carried by approximately 400 doors in the United States, including approximately 130 shop-within-shop boutiques, and sells at a wide range of bridge prices. For example, the suggested retail price for a t-shirt is $28, while the suggested retail price for outerwear ranges from $115 to $425.

HOME COLLECTION

     With the introduction of the Ralph Lauren Home Collection in 1983, Polo became one of the first major apparel designers to extend its design principles and brands to a complete line of home furnishings. Today, in conjunction with its licensing partners, Polo offers an extensive collection of home products which both draw upon, and add to, the design themes of the Company's other product lines, contributing to Polo's complete lifestyle concept. New seasonal lines are presented for the Fall and Spring selling seasons while classic items remain a continuing part of the Home Collection. Products are sold under the Ralph Lauren Home Collection brands in three primary categories: bedding and bath, interior decor, and tabletop and gift.

     The table below details wholesale net sales of Home Collection products worldwide by the Company's licensing partners, for which the Company receives licensing revenue, for the stated fiscal years.

                                                                FISCAL YEAR
                                             --------------------------------------------------
                                              1993       1994       1995       1996       1997
                                             ------     ------     ------     ------     ------
                                                               (IN MILLIONS)
Home Collection wholesale net sales........  $109.3     $144.7     $206.9     $265.9     $325.5

     In addition to developing the Home Collection, Polo acts as sales and marketing agent for its domestic Home Collection licensing partners. Together with its nine domestic home product licensing partners, representatives of the Company's design, merchandising, production and sales staffs collaborate to conceive, develop and merchandise the various products as a complete home furnishing collection. Polo's personnel market and sell the products to domestic customers and certain international accounts. Polo's licensing partners, many of which are leaders in their particular product category, manufacture, own the inventory and ship the products. As compared to its other licensing alliances, Polo performs a broader range of services for its Home Collection licensing partners, which, in addition to sales and marketing, include operating showrooms and incurring advertising expenses, and, consequently, generally receives a higher royalty rate from its Home Collection licensing partners, which rates generally range from 15% to 25%. Home Collection licensing alliances generally have three to five-year terms and often grant the licensee conditional renewal options.

     Home Collection products are positioned at the upper tiers of their respective markets and are offered at a range of price levels. Consistent with its strategy of developing its brands and products in tiered price categories, in Fall 1996 the Company introduced its luxurious White Label Collection of high thread-count bed and bath products offered through approximately 40 doors.

     The Company's home furnishings products generally are distributed through department stores, specialty furniture stores, interior design showrooms, customer catalogs and home centers. As with its other products, the use of shop-within-shop boutiques is central to the Company's distribution strategy. Certain licensing partners, including those selling furniture, wall coverings, blankets, bed pillows, tabletop, flatware, home fragrance and paint, also sell their products directly through their own staffs to reach additional customer markets.

     The home furnishings products offered by the Company and its domestic licensing partners are listed below.

     CATEGORY                        PRODUCT                       LICENSING PARTNER
-------------------  ----------------------------------------  --------------------------
Bedding and Bath     Towels, sheets, pillowcases and matching  WestPoint Stevens, Inc.
                     bedding accessories
                     Blankets, bed pillows, comforters and     Pillowtex Corporation
                     other decorative bedding accessories,
                     excluding those matched to sheets

                     Bath rugs                                 Newmark & James

Interior Decor       Upholstered furniture and case goods      Henredon Furniture
                                                               Industries, Inc.

                     Interior and exterior paints, stains and  The Sherwin-Williams
                     special finishes                          Company

                     Fabric and wallpaper                      P. Kaufmann, Inc.
Table and Giftware   Sterling, silverplate and stainless       Reed and Barton
                     steel flatware and picture frames         Corporation

                     Crystal and glass tableware and           RJS Scientific, Inc.
                     giftware, ceramic dinnerware and
                     giftware, home fragrances (potpourri,
                     scented candles, etc.) and Polo bears

                     Placemats, tablecloths, napkins           Designers Collection, Inc.

     The Company's three most significant Home Collection licensing partners based on aggregate licensing revenue paid to the Company are WestPoint Stevens, Inc., Pillowtex Corporation and Henredon Furniture Industries, Inc. WestPoint Stevens, Inc. accounted for approximately 52% of Home Collection licensing revenue in fiscal 1997. See "Risk Factors -- Dependence on Licensing Partners for a Substantial Portion of Net Income; Risks Associated with a Lack of Operational and Financial Control Over Licensed Businesses".

DOMESTIC WHOLESALE AND HOME COLLECTION CUSTOMERS AND SERVICE

     GENERAL. Consistent with the appeal and distinctive image of its products and brands, the Company sells its menswear, womenswear and Home Collection products primarily to leading upscale department stores, specialty stores, golf and pro shops and Polo stores located throughout the United States which have the reputation and merchandising expertise required for the effective presentation of Polo products. The Company believes that Polo is a core resource for its major accounts, often being one of their largest-selling brands. As such, Polo generally receives priority in location, display and management attention.

     The Company's wholesale and home furnishings products are distributed through the primary distribution channels listed in the table below. In addition, the Company also sells excess and out-of-season products through secondary distribution channels.

                                                                APPROXIMATE NUMBER OF
                                                             DOORS AS OF MARCH 29, 1997
                                                       ---------------------------------------
                                                       MENSWEAR   WOMENSWEAR   HOME COLLECTION
                                                       --------   ----------   ---------------
  Department Stores..................................    1,300        310           1,300
  Specialty Stores...................................      340        105              50
  Polo Stores........................................       40         40              35
  Golf & Pro Shops...................................    1,520        350              --

     Department stores represent the largest customer group of each wholesale division and of the Home Collection. Major department store customers include Federated Department Stores, Inc., Dillard Department Stores, Inc., The May Department Stores Company and Dayton Hudson Corporation. During fiscal 1997, Federated Department Stores, The May Department Store Company and Dillard Department Stores accounted for 17.2%, 14.2% and 13.8%, respectively, of the Company's wholesale net sales. See "Risk Factors--Dependence on Sales to a Limited Number of Large Department Store Customers; Risks Related to Extending Credit to Customers".

     The Company seeks to assist its retail customers in achieving a high sell-through of Polo products at full price. Polo supports these retail customers with account executives, sales coordinators and retail analysts who work closely with stores to assist in purchasing, merchandising, stocking and advertising. In addition, the Company employs approximately 80 merchandising coordinators devoted to menswear, womenswear and Home Collection to conduct training of customers' sales staffs, enforce the Company's merchandising and design standards, and monitor product stock flow. Instore seminars, trunk and fashion shows and other training events are also conducted by the Company's staff to further educate retail customers' sales staffs, develop customer loyalty and strengthen sales.

     Menswear, womenswear and Home Collection wholesale products are primarily sold through their respective sales forces aggregating approximately 140 salespersons employed by Polo. The menswear division maintains its primary showroom at Polo's New York City executive headquarters. Regional showrooms for menswear are located in Atlanta, Chicago, Dallas and Los Angeles. An independent sales representative promotes sales to U.S. military exchanges. The womenswear and Home Collection divisions maintain their primary showrooms in New York City. Regional sales representatives for the Home Collection are located in the Company's showrooms in Atlanta, Chicago, Dallas and Los Angeles and in London. The Company also operates a separate tabletop showroom in New York City.

     SHOP-WITHIN-SHOP BOUTIQUES. The Company constantly seeks to ensure that its products are offered to the consumer in a visually attractive setting that is consistent with Polo's marketing philosophy and image. As a critical element of its distribution to department stores, the Company and its licensing partners utilize shop-within-shop boutiques to enhance brand recognition, permit more complete merchandising of the Company's lines and differentiate the presentation of products. In these shops, a broad assortment of Polo products is presented in a combination of wallcase and free-standing fixtures, as well as "concept" tables, in order to create both powerful visual presentations and, by grouping similar patterns and models together, an efficient shopping environment. The boutiques include seasonal visual guides, such as props, display photos, niche liners and counter cards, which enhance the image and identity of particular themes. Polo was a pioneer in the establishment of these boutiques. The Company believes shop-within-shop boutiques stimulate longer term commitment by the retailer to the Company's products and encourage each store to carry a representative cross-section of the product line for each season. The Company believes that the Company's shop-within-shop boutiques significantly improve sales productivity and has focused its efforts on increasing the number and size of shop-within-shop boutiques where appropriate. The

Company intends to add approximately 210 shop-within-shop boutiques and refurbish approximately 195 shop-within-shop boutiques in fiscal 1998. At March 29, 1997, department store customers in the United States had installed over 1,700 shop-within-shop boutiques dedicated to Polo products. The size of Polo shop-within-shop boutiques (excluding significantly larger shop-within-shop boutiques in key department store locations) typically ranges from approximately 2,000 to 3,000 square feet for menswear, from approximately 800 to 1,000 square feet for womenswear, and from approximately 800 to 1,200 square feet for home furnishings. The Company estimates that, in total, approximately 1.6 million square feet of department store space in the United States is dedicated to Polo shop-within-shop boutiques. In addition to shop-within-shop boutiques, the Company utilizes exclusively fixtured areas in department stores.

     BASIC STOCK REPLENISHMENT PROGRAM. The menswear and womenswear programs allow products such as knit shirts, chino pants, oxford cloth shirts and navy blazers to be ordered at any time through basic stock replenishment programs. For customers who reorder basic products, Polo generally ships these products within one to five days of order receipt. These products accounted for approximately 17% of menswear wholesale sales and approximately 7% of womenswear wholesale sales in fiscal 1997. The Company has also implemented a seasonal quick response program to allow replenishment of products such as lambswool sweaters, corduroy trousers and down jackets which can be ordered for only a portion of each year. Certain Home Collection licensing partners also offer a basic stock replenishment program which includes towels, bedding and tabletop products. Basic stock products accounted for approximately 73% of net sales of Home Collection licensing partners in fiscal 1997.

DIRECT RETAILING

     The Company operates two types of retail stores dedicated to the sale of Polo products. Located in prime retail areas, the Company's 28 Polo stores (which include the 21 stores being acquired by the Company in the PRC Acquisition) operate under the Polo Ralph Lauren and Polo Sport names. The Company's 67 outlet stores are generally located in outlet malls and operate under the Polo Ralph Lauren Factory Store name. The Company's retail sales for fiscal 1997, exclusive of PRC sales, were $380.0 million.

     In addition to its own retail operations, the Company has granted licenses to independent parties to operate 14 stores in the United States and more than 65 stores internationally. The Company receives the proceeds from the sale of its menswear and womenswear products, which are included in wholesale net sales, to these stores and also receives royalties, which are included in licensing income, from its licensing partners who sell to these stores. The Company generally does not receive any other compensation from these licensed store operators. See "--Licensing Alliances".

  POLO STORES

     In addition to generating sales of Polo Ralph Lauren products, Polo stores set, reinforce and capitalize on the image of Polo's brands. Depending on their size and location, the stores present lifestyle collections of Polo Ralph Lauren apparel, accessories, home and fragrance products. The stores are designed and fixtured to create a distinctive Polo environment and store associates are trained to maintain high standards of visual presentation, merchandising and customer service. The result is a complete statement at retail of Polo's central themes of quality, style and innovation.

     The Company's two flagship stores located on Madison Avenue in New York City showcase Polo products and demonstrate Polo's most refined merchandising techniques. Opened in 1986, the Company's Polo Ralph Lauren Store in the five-story Rhinelander Mansion embodies the Polo lifestyle in over 20,000 square feet. The store has been critically acclaimed for the quality of its design and presentation and the Company received the 1986 Retailer of the Year award from the CFDA in connection with its opening. Opened in 1993 in conjunction with development of the Polo

Sport brand, the 10,000 square foot flagship Polo Sport store is designed to convey the active spirit and complete product line of this brand.

     In 1993, Polo combined the operations of a majority of its then owned stores with those of an experienced licensing partner to form a joint venture, PRC, in order to improve the stores' performance. In addition to operating the stores, PRC has acquired and opened additional stores while closing unproductive stores. Simultaneously with the closing of the Offerings, Polo will complete the acquisition of the interest of its joint venture partner in PRC. See "Reorganization and Related Transactions -- PRC Acquisition".

     Following the PRC Acquisition, in addition to its New York flagship stores, Polo will operate 26 other Polo stores. Ranging in size from approximately 2,000 to over 14,000 square feet, the non-flagship stores are situated in upscale regional malls and major high street locations generally in the largest urban markets in the United States. Polo has also operated a Polo store on New Bond Street in London since 1983. In aggregate, the Company will operate 24 Polo Ralph Lauren stores, two Polo Sport stores and two Polo Country stores (offering primarily leisure and weekend apparel). Stores are generally leased for initial periods of ten years with renewal options.

     The Company plans to continue to invest in Polo stores. In fiscal 1997, new Polo stores were opened in Waikiki, Hawaii, Troy, Michigan and Roosevelt Field Mall in Garden City, New York, and in fiscal 1998 a new Polo store was opened in Oakbrook, Illinois. Among other locations, new stores are planned for Palm Beach, Florida and Las Vegas, Nevada, and new flagship stores are planned for Chicago and London. Following successful major renovations and expansions of its San Francisco and Atlanta stores in fiscal 1997, Polo plans to renovate or relocate its stores in Houston, Texas, Phoenix, Arizona, Manhasset, New York and Short Hills, New Jersey, in fiscal 1998. Also in fiscal 1998, the Company plans to test market a Polo Jeans Co. store as part of the development of its Polo Jeans Co. brand.

     Effective March 31, 1997, the Company entered into a joint venture agreement with a nonaffiliated partner to acquire real property in New York City. The Company and its partner expect to own and operate a concept store in New York City and are discussing a restaurant and other possible concepts for such location. Concurrent with the signing of the agreement, the Company made an initial contribution for its 50% interest in the joint venture in the amount of $5.0 million.

  OUTLET STORES

     Polo extends its reach to additional consumer groups through its 67 Polo Ralph Lauren Factory Stores. Offering Polo products at 15% to 50% below suggested retail prices in an outlet mall environment, the outlet stores target consumers who favor value-oriented retailers. Geographically positioned to minimize potential overlap with the Company's primary customers, the outlet stores add sales in regions where Polo products are not readily available. The outlet stores also serve to liquidate excess, irregular and out-of-season Polo Ralph Lauren products outside of the Company's primary distribution channels.

     Outlet stores offer selections of the Company's menswear, womenswear, children's apparel, accessories, home furnishings and fragrances. Ranging in size from 5,000 to 13,000 square feet, with an average of over 7,900 square feet, the stores are generally located in major outlet centers in 31 states and Puerto Rico. The Company believes that the outlet stores maintain fixturing, visual presentation and service standards superior to those typically associated with outlet stores.

     Outlet stores purchase products from Polo, its licensing partners and its suppliers and from Polo stores in the United States. Outlet stores purchase products from Polo generally at cost and from Polo's domestic product licensing partners and Polo stores at negotiated prices. Outlet stores also source basic products and styles directly from the Company's suppliers often utilizing Polo's excess fabric. In fiscal 1997, the outlet stores purchased approximately 35%, 30% and 35% of products from the Company, licensing partners and other suppliers, respectively.

     Given the broad appeal of Polo's brands and the relatively high sales productivity of these stores, the Company believes it is a desired tenant among outlet store developers and, as such, Polo has received significant landlord concessions which have minimized its initial investment and provided other favorable lease terms. The stores are generally leased for an initial period of five or more years with subsequent renewal options. The Company plans to add ten to 20 new outlet stores (net of anticipated store closings) over the next three years. In addition, in fiscal 1998 the Company plans to test three or more factory outlet concept stores which will carry only certain Polo brands and products and will be smaller than typical outlet stores. There can be no assurance that the Company will continue to receive landlord concessions or other favorable lease terms.

LICENSING ALLIANCES

     Through licensing alliances, Polo combines its consumer insight and design, marketing and imaging skills with the specific product or geographic competencies of its licensing partners to create and build new businesses. The Company's licensing partners, who are often leaders in their respective markets, generally contribute the majority of product development costs, provide the operational infrastructure required to support the business and own the inventory. Since the Company is, in most cases, paid a royalty based upon wholesale sales by its licensing partners, Polo is less exposed to certain operating risks influencing profitability than if it owned and operated the business directly. Further, extension of the Company's brands into new product categories and regions, coupled with associated marketing campaigns, incrementally enhance and build awareness of the Company's brands generally.

     Product and international licensing partners are granted the right to manufacture and sell at wholesale specified products under one or more of Polo's trademarks. Generally, product licenses encompass the production and sale of a complete product line for sale in the United States and may also include provisions for international sales, either directly or through the Company's international licensing partners. International licenses typically grant the licensing partner the right to distribute a broad range of Polo Ralph Lauren products within a defined international market. International licensing partners produce and source products independently and in conjunction with the Company and its product licensing partners. As compensation for the Company's contributions under these agreements, each licensing partner pays royalties to the Company based upon its sales of Polo Ralph Lauren products, subject generally, to payment of a minimum royalty. With the exception of Home Collection licenses, these payments generally range from five to eight percent of the licensing partner's sales of the licensed products. See "-- Home Collection" for a description of royalty arrangements for Home Collection products. In addition, licensing partners are required to allocate between two and four percent of their sales to advertise Polo products. Larger allocations are required in connection with launches of new products or in new territories. Licensing alliance agreements generally have three- to five-year terms and often grant the licensee renewal options if specified sales thresholds are met. In those few instances where the Company has granted long term licenses, the Company has generally obtained the right to buy the licensed business from its licensing partner under certain circumstances.

     Polo works in close collaboration with its licensing partners to ensure that products are developed, marketed and distributed to address the intended market opportunity and present consistently to consumers worldwide the distinctive perspective and lifestyle associated with the Company's brands. While product licensing partners may employ their own designers, the Company oversees the design of all its products. Polo works closely with licensing partners to coordinate marketing and distribution strategies and the design and construction of shop-within-shop boutiques, and participates in the long-range planning and development of its licensing partners' Polo businesses. Virtually all aspects of the design, production quality, packaging, merchandising, distribution, advertising and promotion of Polo products are subject to the Company's prior approval and ongoing oversight. The result is a consistent identity for Polo products across product categories and international markets.

     Polo has 19 product and 14 international licensing partners. A substantial portion of the Company's net income is derived from licensing revenue received from its licensing partners. The Company's three largest licensing partners by licensing revenue, Seibu Department Stores, Ltd., WestPoint Stevens, Inc. and L'Oreal S.A./Cosmair, Inc. accounted for 13.8%, 17.3 and 8.4%, respectively, of licensing revenues in fiscal 1997. See "Risk Factors -- Dependence on Licensing Partners for a Substantial Portion of Net Income; Risks Associated with a Lack of Operational and Financial Control over Licensed Businesses". Details of wholesale net sales of the Company's licensing partners (excluding sales of Home Collection products) are presented below.

                                                            FISCAL YEAR
                                    ------------------------------------------------------------
                                      1993         1994         1995         1996         1997
                                    --------     --------     --------     --------     --------
                                                           (IN MILLIONS)
Product.........................    $  570.8     $  582.2     $  640.8     $  648.2     $  929.9
International...................       685.7        667.0        796.2        867.4        870.8
                                    --------     --------     --------     --------     --------
          Total.................    $1,256.5     $1,249.2     $1,437.0     $1,515.6     $1,800.7
                                    ========     ========     ========     ========     ========

PRODUCT LICENSING ALLIANCES

     Polo has agreements with 19 product licensing partners relating to men's and women's sportswear, men's tailored clothing, children's apparel, personalwear, accessories and fragrances.

  CASUAL APPAREL AND SPORTSWEAR

     CHAPS BY RALPH LAUREN. Through a licensing partner, Polo offers a line of moderately priced men's sportswear under the Chaps by Ralph Lauren brand ("Chaps"). Originally introduced in 1974, Chaps has become a broad casual sportswear line featuring knit and woven shirts, sweaters, casual pants and outerwear. Chaps addresses a younger and more price-conscious fashion consumer than does the Polo by Ralph Lauren brand. Chaps is distributed primarily through a broad base of better department stores where the line is often sold through areas outfitted with customized Chaps fixturing. As Chaps has expanded its product line and distribution, U.S. wholesale net sales by Polo's licensing partner have grown from approximately $70 million in fiscal 1993 to over $180 million in fiscal 1997. Warnaco, Inc. has been the Company's Chaps licensing partner since 1976.

     POLO JEANS CO. Recognizing an opportunity in the younger contemporary sportswear market, the Company created the Polo Jeans Co. brand. Targeted at 16- to 28-year old men and women, the denim-based line is founded upon a more casual and contemporary design perspective than the Company's core menswear and womenswear brands. The Polo Jeans Co. collection features a large selection of both basic and fashion jeans with a broad complement of casual sportswear, including chambray shirts, t-shirts, sweatshirts, chino pants and outerwear. Suggested retail prices include $48 for basic jeans, $50 for a chambray shirt and $60 for a sweatshirt. The Polo Jeans Co. brand is intended to become a core offering for department stores' younger, more fashion-forward customers. Polo Jeans Co. products are also sold through retailers catering to the young men's and women's markets. Launched in the United States in Fall 1996, Polo Jeans Co. products are currently offered through over 2,000 men's and women's doors. The Company expects to test market a Polo Jeans Co. store in fiscal 1998. The Company's licensing partner for Polo Jeans Co. in the United States is Sun Apparel, Inc.

     LAUREN BY RALPH LAUREN. Introduced in Fall 1996, the Lauren by Ralph Lauren brand ("Lauren") marked Polo's entry into the women's better sportswear market, a market significantly larger than that addressed by the Company's designer and bridge collections. Embodying the traditional classic styling associated with the Ralph Lauren brands, Lauren offers an extensive collection of women's better apparel suitable for both career and social environments. Representative items and suggested retail price points include tailored jackets at $250, career skirts at $120, cotton shirts at $55 and chino pants at $55. Launched in approximately 250 department store doors,

Lauren is expected to be sold through approximately 650 doors by the Fall 1997 season. Lauren is currently offered exclusively in better department stores where it is merchandised through shop-within-shop boutiques. Lauren will add petite sizes, suits and a broadened assortment of coats for Fall 1997. The Company's licensing partner for Lauren is Jones Apparel Group, Inc.

  MEN'S TAILORED CLOTHING

     Consistent with its strategy of segmenting its menswear business by style and price point, the Company offers men's tailored clothing under its Purple Label, Polo by Ralph Lauren and Chaps brands. The product offering consists of suits, sport coats, tailored trousers and top coats. In fiscal 1997, total U.S. wholesale net sales of men's tailored clothing by the Company's licensing partners exceeded $70 million.

     Representative suggested retail prices for Polo's licensed men's tailored clothing brands and the licensing partners of such brands are listed below.

                                                                     SUGGESTED RETAIL
                                                                       PRICES FOR A
                 BRAND                       LICENSING PARTNER             SUIT
        ------------------------          ------------------------   ----------------
        Purple Label                      Chester Barrie, Ltd.       $1,600 to $3,000
        Polo by Ralph Lauren              Pietrafesa & Co.            $600 to $1,200
        Chaps                             Peerless Inc.                $300 to  $500

  CHILDREN'S APPAREL

     In the children's apparel market, Polo offers products for boys, infants and toddlers, and girls. Polo's children's apparel lines are sold through better department stores, Polo stores and other specialty stores, often through shop-within-shop boutiques. The Company's licensing partners had U.S. wholesale net sales of children's apparel in fiscal 1997 of over $85 million.

     POLO FOR BOYS. Introduced in 1978, the Polo for Boys product line consists of premium quality casual apparel, outerwear, tailored clothing and furnishings for boys in sizes 4 through 20. Products are offered under the Polo by Ralph Lauren and Polo Sport brands and include children-sized versions of core menswear styles and incorporate their distinctive design themes and features. Polo for Boys is licensed to Oxford Industries, Inc.

     RALPH LAUREN INFANTS AND TODDLERS AND GIRLS. Introduced in 1995, the Ralph Lauren Infants and Toddlers collection brings Polo's signature style and products to boys and girls in sizes layette to 4T. Products are offered under the Ralph Lauren, Polo Sport and Polo Jeans Co. brands and are generally consistent in terms of style and quality with the Polo for Boys collection. The infants and toddlers collection is licensed to S. Schwab Company, Inc. with whom Polo plans to introduce a new line of apparel for girls in sizes 4 to 6X in Spring 1998.

  PERSONALWEAR

     In order to capitalize fully on its opportunity in the large personalwear market, Polo recently restructured its licensing arrangements. In 1988, Polo entered into its first licensing alliance in the men's underwear category which resulted in a limited line of men's underwear under the Ralph Lauren brand. Recognizing the potential to extend its brands into additional personalwear categories, in 1996 Polo entered into a new licensing arrangement with Sara Lee Corporation. As a result, Polo, in collaboration with Sara Lee Corporation, has developed extensive personalwear lines for both men and women. Scheduled for retail sale in Fall 1997, the men's personalwear line includes underwear, loungewear, sleepwear and robes offered under the Purple Label, Polo by Ralph Lauren and Polo Sport brands. Also expected to debut in Fall 1997, the women's personalwear line includes underwear, foundations, loungewear, sleepwear and robes under the Company's Collection, Ralph Lauren and Polo Sport brands.

  ACCESSORIES -- FOOTWEAR AND OTHERS

     Through its licensing partners, Polo offers a wide range of accessories designed to complement its men's and women's apparel lines, further enhance the distinctive images of its brands and build its business. In aggregate, U.S. wholesale net sales of accessories offered under the Company's brands exceeded $200 million in fiscal 1997.

     DRESS AND CASUAL FOOTWEAR. In order to capitalize more fully on its opportunity in the footwear market, Polo restructured its licensing arrangements in 1996 for dress and casual footwear. In 1972, Polo introduced its first footwear products. The Ralph Lauren Footwear line currently consists of a broad collection of premium quality dress and casual shoes for men and women offered under the Company's brands. Recognizing the potential to expand this business, in 1996 Polo entered into a licensing agreement with Reebok International Ltd.'s subsidiary, The Rockport Company, Inc. ("Reebok/Rockport") upon Rockport's acquisition of control of the operations of Polo's then existing footwear licensing partner. Under their licensing alliance, Polo, in combination with the substantial expertise and other resources of Reebok/Rockport, is working to develop further its dress and casual shoe business and expects to expand the assortment in terms of style and price point and enhance in-store merchandising and presentation.

     PERFORMANCE ATHLETIC FOOTWEAR. As part of its licensing agreement with Reebok/Rockport, in 1998, Polo will enter the athletic footwear market. Polo plans to offer an extensive collection of performance-oriented cross-training, running, tennis, cycling, hiking, boating and golf shoes for men and women under the Polo Sport brand.

     OTHER ACCESSORIES. Additional accessories offered by the Company and its licensing partners under Polo's brands are listed below.

           ACCESSORY CATEGORY                 LICENSING PARTNER
----------------------------------------    ---------------------
Handbags and luggage                        Wathne, Inc.

Eyewear                                     Safilo USA, Inc.

Men's, women's and children's hosiery       Hot Sox, Inc.

Belts and other small leather goods         New Campaign, Inc.

Scarves for men and women                   Echo Scarves, Inc.

Jewelry                                     Carolee, Inc.

Men's, women's and children's gloves        Swany, Inc.

  FRAGRANCE AND SKIN CARE PRODUCTS

     Polo entered the fragrance market in 1978. This global product market allows the Company to address a broad consumer base and facilitates wide communication of Polo's essential themes and imagery. The extensive advertising and promotion which accompany these products have continually reinforced awareness of the Company's brands and lifestyle image.

     From introduction of the Polo fragrance for men and Lauren fragrance for women in 1978, the Company has continued to expand its offering in the fragrance and skin care category. In 1990, for example, Polo introduced its Safari fragrance for women, followed by the Safari fragrance for men in 1992. In addition to fragrances, these lines include personal care products such as bath gels, shaving cream and other grooming products. As a complement to Polo's active apparel, the Company launched Polo Sport for Men, the Fitness Fragrance in 1994. Polo has continued to build upon this product line with the addition of innovative Face Fitness and other skin care products. Polo Sport for Women was launched in fiscal 1996. The Company's strategy is to continue to add products to its fragrance and skin care line. Worldwide wholesale net sales of Polo fragrances and skin care products exceeded $270 million in fiscal 1997. L'Oreal S.A. and its subsidiary, Cosmair

Inc., have been the Company's fragrance and skin care licensing partners since 1984, and have worldwide distribution rights in perpetuity in the fragrance and skin care category.

INTERNATIONAL LICENSING ALLIANCES

     The Company believes that international markets offer additional opportunities for Polo's quintessential American designs and lifestyle image and is committed to the global development of its businesses. International expansion opportunities may include the roll out of new products and brands following their launch in the U.S., the introduction of additional product lines, the entrance into new international markets and the addition of Polo stores in these markets. For example, following the successful launch of Polo Jeans Co. in the U.S. in Fall 1996, the Company formalized its plans to introduce the line in Canada, Europe and Asia in Fall 1997. Polo works with its 14 international licensing partners to facilitate this international expansion. International licensing partners also operate more than 65 Polo stores.

     Polo's first international manufacturing and distribution licensing alliance was granted to Seibu Department Stores, Ltd. of Japan in 1976 in the belief that a regional distributor could more effectively develop Polo's business in its locale given its familiarity and expertise within the market. The Company's first European license was granted in 1983. Polo's most recent efforts with regard to international operations include recent extensions of its licensing alliances for Japan and Europe. In January 1997, the Company concluded a licensing alliance for Israel and plans to launch its business there with the opening of three Polo stores in Fall 1997. The Company is also pursuing plans for expansion in other countries in the Middle East and Eastern Europe.

     International licensing partners typically acquire the right to source, produce, market and sell some or all Polo products in a given geographical area. International licensing partners are generally subject to the same economic arrangements as those of domestic product licensing partners. For example, royalty fees generally range from five to eight percent of the international licensing partner's sales and advertising expenditures range from two to four percent of sales. The Company requires each international licensing partner to distribute products and present an image consistent with that of the Company's products in the United States. As a result of the Company's requirements of uniformity, significant information sharing and cooperation is necessary between the Company and all of its licensing partners, both product and international. Licensed products are typically designed by the Company, either alone or in collaboration with its domestic licensing partners. Domestic licensees generally provide international licensing partners with patterns, piece goods, manufacturing locations and other information and assistance necessary to achieve product uniformity, for which they are, in many cases, compensated.

     The most significant international licensing partners by royalties in fiscal 1997 were Seibu Department Stores, Ltd., which oversees distribution of virtually all of the Company's products in Japan, L'Oreal S.A., which distributes fragrances and toiletries outside of the United States and Poloco, S.A., which distributes men's and boys' apparel and certain accessories in Europe. The Company's ability to maintain and increase royalties under foreign licenses is dependent upon certain factors not within the Company's control, including fluctuating currency rates, currency controls, withholding requirements levied on royalty payments, governmental restrictions on royalty rates, political instability and local market conditions. See "Risk
Factors -- Foreign Currency Fluctuations" and "-- Dependence on Licensing Partners for a Substantial Portion of Net Income; Risks Associated with a Lack of Operational and Financial Control Over Licensed Businesses".

DESIGN

     The Company's products reflect a timeless and innovative American style associated with and defined by Polo and Ralph Lauren. The Company's consistent emphasis on innovative and distinctive design has been an important contributor to the prominence, strength and reputation of the Polo Ralph Lauren brands. For 30 years the Company's designers have influenced, anticipated and responded to evolving consumer tastes within the context of Polo's defining aesthetic principles. Mr. Lauren, supported by Polo's design staff, has won numerous awards for Polo's designs including, most recently, the prestigious 1996 Menswear Designer of the Year award and 1995 Womenswear Designer of the Year award, both of which were awarded by the CFDA. In addition, Mr. Lauren was honored with the CFDA Lifetime Achievement Award in 1991, and is the only person to have won all three of these awards.

     Design teams are formed around the Company's brands and product categories to develop concepts, themes and products for each of Polo's businesses. These teams work in close collaboration with merchandising, sales and production staff and licensing partners in order to gain market and other input. Product merchandisers, for example, provide designers with market trend and other information and potential business opportunities at initial stages of the design process. Prior to deliveries each season, design teams work with merchandisers to edit lines and with advertising and publicity, visual display and sales staffs to complete a full marketing program for each product line.

     All Polo Ralph Lauren products are designed by or under the direction of Mr. Ralph Lauren and the Company's design staff of approximately 180, which is divided into three departments. The Menswear Design department is headed by Mr. Jerome Lauren, Executive Vice President of Menswear Design, who has overseen menswear design since joining the Company in 1973, and by Mr. John Varvatos, Senior Vice President of Menswear Design since 1995. Ms. Rosanne Birrittella, Senior Vice President of Womenswear Design and Advertising, heads the womenswear design department. She has worked with the Company since 1971 in several senior creative capacities. Polo's Senior Vice President of Home Design is Ms. Nancy Vignola, who has worked with the Company since 1976 and has overseen Home Collection design since its inception in 1982.

     The Company operates a research, development and testing facility in Greensboro, North Carolina, testing labs in New Jersey and Singapore and pattern rooms in New York and New Jersey.

MARKETING

     Polo's marketing program communicates the themes and images of the Polo Ralph Lauren brands and is an integral feature of its product offering. Worldwide marketing is managed on a centralized basis through the Company's advertising and public relations departments in order to ensure consistency of presentation.

     The Company creates the distinctive image advertising for all Polo Ralph Lauren products, conveying the particular message of each brand within the context of Polo's core themes. Advertisements generally portray a lifestyle rather than a specific item and often include a variety of Polo products offered by both the Company and its licensing partners. Polo's primary advertising medium is print, with multiple page advertisements appearing regularly in a range of fashion, lifestyle and general interest magazines including Elle, Esquire, GQ, The New York Times Magazine, Town and Country, Vanity Fair and Vogue. Major print advertising campaigns are conducted during the Fall and Spring retail seasons with additions throughout the year to coincide with product deliveries. In addition to print, certain product categories utilize television and outdoor media in their marketing programs.

     The Company's licensing partners contribute a percentage (usually between two and four percent) of their sales of Polo products for advertising. The Company directly coordinates advertising placement for domestic product licensing partners. During fiscal 1997, Polo and its licensing partners collectively spent more than $130 million worldwide to advertise and promote Polo products.

     Polo conducts a variety of public relations activities. Each of the Spring and Fall womenswear collections is introduced at major fashion shows in New York which generate extensive domestic and international media coverage. In recognition of the increasing role menswear plays in the fashion industry, each of the Spring and Fall menswear collections is introduced at fashion presentations organized for the fashion press. In addition, Polo sponsors professional golfers, organizes in-store appearances by its models and sponsors sports teams.

SOURCING, PRODUCTION AND QUALITY

     The Company's apparel products are produced for the Company by approximately 160 different manufacturers worldwide. The Company contracts for the manufacture of its products and does not own or operate any production facilities. During fiscal 1997, approximately 30% (by dollar volume) of men's and women's products were produced in the United States and approximately 70% (by dollar volume) of such products were produced in Hong Kong, Saipan, Malaysia and other foreign countries. Two manufacturers engaged by the Company accounted for approximately 16% and 11%, respectively, of the Company's total production during fiscal 1997. The primary production facilities of these two manufacturers are located in Malaysia, Sri Lanka, Hong Kong and Mauritius, in the case of the manufacturer that accounted for approximately 16% of the Company's total production during fiscal 1997, and in Saipan, in the case of the manufacturer that accounted for approximately 11% of the Company's total production during fiscal 1997. No other manufacturer accounted for more than five percent of the Company's total production in fiscal 1997.

     Production is divided broadly into purchase of finished products, where the supplier is responsible for the purchasing and carrying of raw materials, and cut, make and trim ("CMT") purchasing, where the Company is responsible for the purchasing and movement of raw materials to finished product assemblers located throughout the world. CMT arrangements typically allow the Company more latitude to incorporate unique detailing elements and to develop specialty items. The Company uses a variety of raw materials, principally consisting of woven and knitted fabrics and yarns.

     The Company must commit to manufacture the majority of its garments before it receives customer orders. In addition, the Company must commit to purchase fabric from mills well in advance of its sales. If the Company overestimates the demand for a particular product which it cannot sell to its primary customers, it may use the excess for distribution in its outlet stores or sell the product through secondary distribution channels. If the Company overestimates the need for a particular fabric or yarn, that fabric or yarn can be used in garments made for subsequent seasons or made into past season's styles for distribution in its outlet stores.

     The Company has been working closely with suppliers in recent years to reduce lead times to maximize fulfillment (i.e., shipment) of orders and to permit re-orders of successful programs. In particular, the Company has increased the number of deliveries within certain brands each season so that merchandise is kept fresh at the retail level. Currently there are, for example, eight and ten annual deliveries, respectively, of men's Polo Sport and Polo by Ralph Lauren sportswear, with fewer deliveries for other lines.

     Suppliers operate under the close supervision of Polo's product management department in the United States, and in the Far East under that of a wholly owned subsidiary which performs buying agent functions for the Company and third parties. All garments are produced according to Polo's specifications. Production and quality control staff in the United States and in the Far East monitor manufacturing at supplier facilities in order to correct problems prior to shipment of the final product to Polo. While final quality control is performed at Polo's distribution centers, procedures have been implemented under Polo's vendor certification program, so that quality assurance is focused as early as possible in the production process, allowing merchandise to be received at the distribution facilities and shipped to customers with minimal interruption.

     The Company retains independent buying agents in Europe and South America to assist the Company in selecting and overseeing independent third-party manufacturers, sourcing fabric and other products and materials, monitoring quota and other trade regulations, as well as performing some quality control functions. The Company does not enter into written agreements with its independent buying agents and none of these agents represent the Company exclusively.

COMPETITION

     Competition is strong in the segments of the fashion and consumer product industries in which the Company operates. The Company competes with numerous designers and manufacturers of apparel and accessories, fragrances and home furnishing products, domestic and foreign, some of which may be significantly larger and have substantially greater resources than the Company. The Company competes primarily on the basis of fashion, quality, and service. The Company's business depends on its ability to shape, stimulate and respond to changing consumer tastes and demands by producing innovative, attractive, and exciting products, brands and marketing, as well as on its ability to remain competitive in the areas of quality and price. See "Risk Factors -- Competition".

DISTRIBUTION

     To facilitate distribution, men's products are shipped from manufacturers to the Company's distribution center in Greensboro, North Carolina for inspection, sorting, packing and shipment to retail customers. The Company's distribution/customer service facility is designed to allow for high density cube storage and utilizes bar code technology to provide inventory management and carton controls. Product traffic management is coordinated from this facility in conjunction with the Company's product management and buying agent staffs. Womenswear distribution is provided by a "pick and pack" facility in Kearney, New Jersey under a warehousing distribution agreement with an unaffiliated third party. This agreement provides that the warehouse distributor will perform storage, quality control and shipping services for the Company. In return, the Company must pay the warehouse distributor a per unit rate and special processing charges for services such as ticketing, bagging and steaming. The warehouse distribution agreement may be terminated by either party on 90 days prior written notice. Outlet store distribution and warehousing is principally handled through the Greensboro distribution center as well as a satellite center also located in North Carolina. Polo store distribution is provided by a facility in Columbus, Ohio and a facility in New Jersey which services the Company's stores in New York City and East Hampton, New York. The Company's licensing partners are responsible for the distribution of licensed products, including Home Collection products. The Company is currently evaluating warehousing and distribution facilities for its retail stores.

MANAGEMENT INFORMATION SYSTEM

     The Company's management information system is designed to provide, among other things, comprehensive order processing, production, accounting and management information for the marketing, manufacturing, importing and distribution functions of the Company's business. The Company has installed sophisticated point-of-sale registers in its Polo stores and outlet stores that enable it to track inventory from store receipt to final sale on a real-time basis. The Company believes its merchandising and financial system, coupled with its point-of-sale registers and software programs, allow for rapid stock replenishment, concise merchandise planning and real-time inventory accounting practices.

     In addition, the Company has introduced an electronic data interchange ("EDI") system to facilitate the processing of replenishment and fashion orders from its wholesale customers, the movement of goods through distribution channels, and the collection of information for planning and forecasting. The Company has EDI relationships with customers who represent a significant majority of its wholesale business and is working to expand its EDI capabilities to include most of its suppliers.

CREDIT CONTROL

     The Company manages its own credit and collection functions. The Company sells its merchandise primarily to major department stores across the United States and extends credit based on an evaluation of the customer's financial condition, usually without requiring collateral. The Company monitors credit levels and the financial condition of its customers on a continuing basis to minimize credit risk. The Company does not factor its accounts receivables or maintain credit insurance to manage the risks of bad debts. The Company's bad debt write-offs were less than 1% of net sales for fiscal 1997. See "Risk Factors -- Dependence on Sales to a Limited Number of Large Department Store Customers; Risks Related to Extending Credit to Customers".

BACKLOG

     The Company generally receives wholesale orders for apparel products approximately three to five months prior to the time the products are delivered to stores. All such orders are subject to cancellation for late delivery. At March 29, 1997, backlog was $323.3 million and $44.1 million, as compared to $261.9 million and $30.5 million at March 30, 1996 for men's and women's apparel, respectively. The Company's backlog depends upon a number of factors, including the timing of the market weeks for its particular lines, during which a significant percentage of the Company's orders are received, and the timing of shipments. As a consequence, a comparison of backlog from period to period is not necessarily meaningful and may not be indicative of eventual shipments.

TRADEMARKS

     The Company is the owner of the "Polo", "Ralph Lauren" and the famous polo player astride a horse trademarks in the United States. As part of the Reorganization, the Company acquired certain trademarks and related rights pertaining to fragrances and cosmetics. See "Reorganization and Related Transactions". Additional trademarks owned by the Company include, among others, "Chaps", "Polo Sport", "Lauren/Ralph Lauren", "RALPH" and "RRL". In connection with the adoption of the "RRL" trademarks by the Company, pursuant to an agreement with the Company, Mr. Lauren retained the royalty-free right to use as trademarks "Ralph Lauren", "Double RL" and "RRL" in perpetuity in connection with, among other things, beef and living animals. The trademarks "Double RL" and "RRL" are currently used by the Double RL Company, an entity wholly owned by Mr. Lauren. In addition, Mr. Lauren engages in personal projects involving non-Company related film or theatrical productions through RRL Productions, Inc., a Company wholly owned by Mr. Lauren. See "Certain Relationships and Related Transactions -- Other Agreements, Transactions and Relationships".

     The Company's trademarks are the subject of registrations and pending applications throughout the world for use on a variety of items of apparel, apparel-related products, home furnishings and beauty products, as well as in connection with retail services, and the Company continues to expand its worldwide usage and registration of related trademarks. The Company regards the license to use the trademarks and its other proprietary rights in and to the trademarks as valuable assets in the marketing of its products and, on a worldwide basis, vigorously seeks to protect them against infringement. As a result of the appeal of its trademarks, Polo's products have been the object of counterfeiting. The Company has a broad enforcement program which has been generally effective in controlling the sale of counterfeit products in the United States and in major markets abroad.

     In markets outside of the United States, the Company's rights to some or all of its trademarks may not be clearly established. In the course of its international expansion, the Company has experienced conflicts with various third parties which have acquired ownership rights in certain trademarks which include "Polo" and/or a representation of a polo player astride a horse which would have impeded the Company's use and registration of its principal trademarks. While such conflicts are common and may arise again from time to time as the Company continues its international expansion, the Company has in the past successfully resolved such conflicts through both legal action and negotiated settlements with third-party owners of such conflicting marks. See "Risk Factors -- Trademarks".

     Two agreements by which the Company resolved conflicts with third-party owners of other trademarks impose current restrictions or monetary obligations on the Company. In one, the Company reached an agreement with a third party which owned competing registrations in numerous European and South American countries for the trademark "Polo" and a symbol of a polo player astride a horse. By virtue of the agreement, Polo has acquired that third party's portfolio of trademark registrations, in consideration of the payment (capped as set forth below) of 30% of the Company's European and Mexican royalties and 50% of its South American royalties (solely in respect of the Company's use of trademarks which include "Polo" and the polo player symbol, and not, for example, "Ralph Lauren" alone, "Lauren/Ralph Lauren", "RRL", etc.). Remittances to this third party are not reflected in licensing revenue in the Company's financial statements and will cease no later than 2008, or sooner, when the remittances with respect to Europe and Mexico to this third party aggregate $15.0 million. As of March 29, 1997, the Company has paid approximately $6.6 million to this third party. The Company's obligation to share royalties with respect to Central and South America and parts of the Caribbean expires in 2013, but the Company also has the right to terminate this obligation at any time by paying $3.0 million. The second agreement was reached with a third party which owned conflicting registrations of the trademarks "Polo" and a polo player astride a horse in the U.K., Hong Kong, and South Africa. Pursuant to the agreement, the third party retains the right to use its "Polo" and polo player symbol marks in South Africa and certain other African countries, and the Company agreed to restrict use of those Polo marks in those countries to fragrances and cosmetics (as to which the Company's use is unlimited) and to the use of the Ralph (polo player symbol) Lauren mark on women's and girls' apparel and accessories. By agreeing to those restrictions, the Company secured the unlimited right to use its trademarks (without payment of any kind) in the United Kingdom and Hong Kong, and the third party is prohibited from distributing products under those trademarks in those countries.

     Although the Company has not in the past suffered any material inhibition from doing business in desirable markets, there can be no assurance that significant impediments will not arise in the future as it expands product offerings and additional trademarks to new markets.

EMPLOYEES

     As of March 29, 1997, the Company had approximately 4,000 employees, including 3,760 in the United States and 240 in foreign countries. Of the total, approximately 45 employees hold executive and administrative positions, 180 are engaged in design, 100 are engaged in advertising, public relations and creative services, 160 are engaged in production, 220 are engaged in wholesale sales and merchandising, 2,000 are engaged in retail sales, 600 are engaged in distribution and the remaining employees are engaged in other aspects of the business. Approximately 30 of the Company's United States production and distribution employees in the womenswear business are members of the Union of Needletrades, Industrial & Textile Employees under an industry association collective bargaining agreement which the Company's womenswear subsidiary has adopted. This contract was extended to June 1997 and is currently under renegotiation. The Company considers its relations with both its union and non-union employees to be good.

PROPERTIES

     The Company does not own any real property except an undeveloped parcel of land adjacent to its leased Greensboro, North Carolina distribution facility. Certain information concerning the Company's principal facilities in excess of 100,000 rentable square feet and of its existing flagship stores of 20,000 rentable square feet or more, all of which are leased, is set forth below:

                                                            APPROXIMATE       CURRENT LEASE
             LOCATION                      USE                SQ. FT.        TERM EXPIRATION
    --------------------------   -----------------------   -------------    ------------------
    Greensboro, N.C.             Distribution                 330,000         January 31, 2006

    650 Madison Avenue, NYC      Executive, corporate         170,000        December 31, 2004
                                 and design offices,
                                 men's showrooms

    Lyndhurst, N.J.              Corporate and retail         143,000        February 28, 2003
                                 administrative offices

    Winston-Salem, N.C.          Distribution                 115,000            June 30, 1998

    867 Madison Avenue, NYC      Direct Retail                 27,000        December 31, 2004

     During fiscal 1997, the Company signed leases for its two new flagship stores in Chicago and London. The Chicago lease is for approximately 37,000 square feet of rentable space and expires in 2017, and the London store lease is for approximately 45,000 square feet of rentable space for office, showroom and retail use and expires in 2021.

     The leases for the Company's non-retail facilities (approximately 18 in all) provide for aggregate annual rentals of $15.1 million in fiscal 1997. The Company anticipates that it will be able to extend those leases which expire in the near future on terms satisfactory to the Company or, if necessary, locate substitute facilities on acceptable terms.

     As of March 29, 1997, the Company operated six Polo stores and 65 outlet stores in leased premises not including the 21 stores operated by PRC. Aggregate annual rent paid for retail space by the Company in fiscal 1997 totaled $10.7 million, and aggregate annual rent paid for retail space by PRC in fiscal 1997 totaled $7.5 million. Except for approximately three outlet stores for which the Company will not seek renewal upon lease expiration, the Company anticipates that it will be able to extend those leases which expire in the near future on satisfactory terms or to relocate to more desirable locations. See
" -- Operations -- Direct Retailing" for descriptions of the store properties.

     The Company is currently re-evaluating its warehousing and distribution needs for its retail operations. The Company believes that its existing facilities are well maintained and in good operating condition, and are otherwise adequate for its present and foreseeable level of operations for the next few years.

GOVERNMENT REGULATION

     The Company's import operations are subject to constraints imposed by bilateral textile agreements between the United States and a number of foreign countries. These agreements, which have been negotiated bilaterally either under the framework established by the Arrangement Regarding International Trade in Textiles, known as the Multifiber Agreement, or other applicable statutes, impose quotas on the amounts and types of merchandise which may be imported into the United States from these countries. These agreements also allow the signatories to adjust the quantity of imports for categories of merchandise that, under the terms of the agreements, are not currently subject to specific limits. The Company's imported products are also subject to United States customs duties which comprise a material portion of the cost of the merchandise. See "Risk Factors--Risks Associated with Changes in Social, Political, Economic and Other Conditions

Affecting Foreign Operations and Sourcing; Possible Adverse Impact of Changes in Import Restrictions".

     Apparel products are subject to regulation by the Federal Trade Commission in the United States. Regulations relate principally to the labeling of the Company's products. The Company believes that it is in substantial compliance with such regulations, as well as applicable federal, state, local, and foreign rules and regulations governing the discharge of materials hazardous to the environment. There are no significant capital expenditures for environmental control matters either estimated in the current year or expected in the near future. The Company's licensed products and licensing partners are, in addition, subject to additional regulation. The Company's agreements require its licensing partners to operate in compliance with all laws and regulations, and the Company is not aware of any violations which could reasonably be expected to have a material adverse effect on the Company's business.

LEGAL PROCEEDINGS

     The Company is involved from time to time in routine legal claims, involving trademark and intellectual property, licensing, employee relations and other matters incidental to its business. See "-- Trademarks". Currently, the Company is a party to an arbitration proceeding which it initiated in San Francisco to resolve a dispute with The Magnin Company, Inc., an independent free-standing retail licensee which operates a Polo store in Beverly Hills, California. This licensee had previously claimed that the Company breached its license agreement when the Company refused last year to authorize the opening of a free-standing Polo concession at Los Angeles International Airport by the licensee. The Company believes it was acting within its contractual rights when it rejected the licensee's proposal. The Company initiated the arbitration proceeding in November 1996 under the rules of the American Arbitration Association in accordance with the terms of its license agreement for a declaration of rights under such agreement. The licensee in a counterclaim has sought compensatory and punitive damages in excess of $5 million. In the opinion of the Company's management, the resolution of any matter currently pending will not have a material adverse effect on the Company's financial condition or results of operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The names of the directors and executive officers of the Company upon completion of the Offerings and their respective ages and positions are as follows:

             NAME                 AGE                       POSITION
------------------------------    ---     --------------------------------------------
Ralph Lauren..................     57     Chairman, Chief Executive Officer and
                                          Director
Michael J. Newman.............     51     Vice Chairman, Chief Operating Officer and
                                          Director
Donna A. Barbieri.............     50     Group President, Retail Outlet Stores and
                                          Creative Services
David J. Hare.................     52     Group President, Polo Ralph Lauren Stores
John D. Idol..................     38     Group President, Product Licensing including
                                          Home Collection
F. Lance Isham................     52     Group President, Menswear
Cheryl L. Sterling Udell......     47     Group President, Womenswear
Victor Cohen..................     43     Senior Vice President, General Counsel and
                                          Secretary
Nancy A. Platoni Poli.........     41     Vice President and Chief Financial Officer
Karen L. Rosenbach............     42     Senior Vice President, Human Resources and
                                          Administration
Richard A. Friedman...........     39     Director

     Shortly after the Offerings, the Company will add another three directors.

     RALPH LAUREN, the Company's Chairman and Chief Executive Officer, and a Director of the Company, founded Polo in 1968 and has provided leadership in the design, marketing and operational areas since such time.

     MICHAEL J. NEWMAN is a Director of the Company and has been Vice Chairman and Chief Operating Officer of the Company since 1995 and is responsible for its day-to-day operations. He was President and Chief Operating Officer of the Menswear operations from 1991 to 1994, and Executive Vice President from 1989 to 1991. Mr. Newman joined Polo as Vice President of Finance and Chief Financial Officer in 1987. Prior to joining the Company, Mr. Newman was Senior Vice President of Finance at Kaiser-Roth Apparel.

     DONNA A. BARBIERI has been Group President, Retail Outlet Stores and Creative Services since September 1995. Ms. Barbieri joined Polo in 1992 as a Vice President, Director of Stores for Fashions Outlet of America, Polo's outlet store operation, and the Retail operations. Before joining the Company, she was a Vice President and General Merchandise Manager for women's apparel for Bloomingdale's and Federated Department Stores, Inc.

     DAVID J. HARE has been Group President, Polo Ralph Lauren Stores since April 1997 and was, prior to such time, President and Chief Executive Officer of PRC since 1993. Mr. Hare assumed responsibility for PRC's operations when Polo merged certain of its Polo store operations with Perkins Shearer, Inc. to form PRC in 1993. Prior to that, he had been President and Chief Executive Officer of Perkins Shearer, Inc. since 1969.

     JOHN D. IDOL has been Group President, Product Licensing, including Home Collection operations since 1996. Mr. Idol oversees development, marketing and sales planning of all domestic licensed products. He joined the Company in 1984 as Vice President, Sales, of Home Collection operations, and was appointed President of that division in 1991.

     F. LANCE ISHAM has been Group President, Menswear since 1995. Mr. Isham is responsible for the day-to-day operations of sales, merchandising, retail development, production, manufacturing services and distribution for menswear. He joined Polo in 1982, and has held a variety of sales positions in the Company including Executive Vice President of Sales and Merchandising.

     CHERYL L. STERLING UDELL has been Group President, Womenswear since 1995. Prior to that time, she was President and Chief Operating Officer of the Licensing and Retail divisions. Ms. Sterling Udell joined Polo in 1978 and has held various management positions in the Company.

     VICTOR COHEN has been Senior Vice President, General Counsel and Secretary for the Company since 1996. Mr. Cohen joined Polo in 1983 as its senior legal officer responsible for all legal and corporate affairs. Prior to joining the Company, he was associated with the law firm of Skadden, Arps, Slate, Meagher & Flom.

     NANCY A. PLATONI POLI has been Chief Financial Officer of the Company since 1996. Ms. Poli was Vice President and Controller from 1989 to 1996, and assumed responsibility for treasury functions in addition to her controller functions in 1995. Prior to that, she was Controller of Retail Finance. Ms. Poli joined the Company in 1984.

     KAREN L. ROSENBACH has been Senior Vice President, Human Resources and Administration since 1996. Ms. Rosenbach joined the Company in 1988 as Vice President of Human Resources. Prior to joining the Company, she was Vice President of Human Resources, Real Estate Group at Chemical Bank.

     RICHARD A. FRIEDMAN has been a member of the Advisory Board of Enterprises since 1994 and will become a director of the Company prior to commencement of the Offerings. Mr. Friedman is a Managing Director of Goldman, Sachs & Co., and head of the Principal Investment Area. He joined Goldman, Sachs & Co. in 1981. Mr. Friedman is a member of the board of directors or advisory committee of AMF Group, Inc., Diamond Cable Communications PLC, Globe Manufacturing Co. and Marcus Cable Company, L.P.

BOARD OF DIRECTORS

     The Company's Board of Directors will initially consist of six members (including the three directors to be added after completion of the Offerings). After this initial selection, four of the directors will be elected by the holders of Class B Common Stock (the "Class B Directors"), one of the directors will be elected by the holders of Class C Common Stock (the "Class C Director") and one of the directors will be elected by the holders of Class A Common Stock (the "Class A Director"). While shares of Class A Common Stock, Class B Common Stock and Class C Common Stock are outstanding and while the number of outstanding shares of Class B Common Stock on the record date of any meeting of stockholders of the Company is at least 10% of the number of outstanding shares of all classes of Common Stock outstanding immediately upon the consummation of the Offerings (subject to appropriate adjustments for stock splits, reverse stock splits, stock dividends and similar transactions), if the size of the Board (exclusive of Preferred Directors(as defined)) is increased, all additional members entitled to be elected by the holders of Common Stock will be Class B Directors with the following exceptions: (i) an additional Class A Director will be added if the Board (exclusive of Preferred Directors) is increased to ten members and again if the Board (exclusive of Preferred Directors) is increased to 19 members; and (ii) an additional Class C Director will be added if the Board (exclusive of Preferred Directors) is increased to 13 members. Accordingly, while the number of outstanding shares of Class B Common Stock on the record date of any meeting of stockholders of the Company is at least 10% of the aggregate number of shares of Common Stock outstanding immediately upon the consummation of the Offerings (subject to appropriate adjustments for stock splits, reverse stock splits, stock dividends and similar transactions), the holders of Class B Common Stock will elect at least two-thirds of the members of the Board of Directors entitled to be elected by the holders of Common Stock. If on the record date for any meeting of stockholders of the Company the number of outstanding shares of Class B Common Stock is less than 10% of the aggregate number of shares of Common Stock outstanding immediately upon the consummation of the Offerings (subject to appropriate adjustments for stock splits, reverse stock splits, stock dividends and similar transactions), directors that would have been elected by a separate vote of that class will instead be elected by the holders of Class A Common Stock and the holders of Class B Common Stock, voting together, with holders of Class A Common Stock having one vote per share and holders of Class B Common Stock having ten votes per share. If on the record date for any meeting of stockholders of the Company the number of outstanding shares of Class C Common Stock is less than 10% of the aggregate number of shares of Common Stock outstanding immediately upon the consummation of the Offerings (subject to appropriate adjustments for stock splits, reverse stock splits, stock dividends and similar transactions), the Class C Common Stock is automatically converted into Class A Common Stock and the director or directors that would have been elected by the holders of the Class C Common Stock will instead be elected by the holders of Class A Common Stock, voting as a separate class, or, if on the record date for any meeting of stockholders of the Company the amount of Class B Common Stock is less than 10% of the aggregate number of shares of Common Stock outstanding immediately upon the consummation of the Offerings (subject to appropriate adjustments for stock splits, reverse stock splits, stock dividends and similar transactions), by the holders of Class A Common Stock and Class B Common Stock, voting together, with the holders of Class A Common Stock having one vote per share and the holders of Class B Common Stock having ten votes per share. Because of the disproportionate voting rights of the Class B Common Stock, in certain instances holders of Class B Common Stock will still be able to elect a majority of the Board of Directors entitled to be elected by the holders of Common Stock when the number of outstanding shares of Class B Common Stock is less than 10% of the aggregate number of shares of Common Stock outstanding immediately upon the consummation of the Offerings (subject to appropriate adjustments for stock splits, reverse stock splits, stock dividends and similar transactions). See "Risk Factors--Control by Lauren Family Members and Anti-Takeover Effect of Multiple Classes of Stock" and "Description of Capital Stock".

COMPENSATION OF DIRECTORS

     Each non-employee director will receive an annual retainer of $25,000 and will be eligible to receive stock option grants under the Company's 1997 Non-Employee Director Option Plan. See "--1997 Non-Employee Director Option Plan". Non-employee directors also will be entitled to receive $1,000 for each board or committee meeting attended. Directors who are also employees of the Company will receive no additional compensation for service as a director.

COMMITTEES OF THE BOARD OF DIRECTORS

     Within 90 days of the closing of the Offerings, the Board of Directors will establish an Audit Committee. The Audit Committee will consist of independent directors selected by the Board of Directors. The functions of the Audit Committee will be to recommend annually to the Board of Directors the appointment of the independent auditors of the Company, discuss and review in advance the scope and the fees of the annual audit and review the results thereof with the independent auditors, review and approve non-audit services of the independent auditors, review compliance with existing major accounting and financial reporting policies of the Company, review the adequacy of the financial organization of the Company, and review management's procedures and policies relating to the adequacy of the Company's internal accounting controls and compliance with applicable laws relating to accounting practices.

     The Board of Directors does not currently have a Compensation Committee but anticipates establishing one within 90 days of the closing of the Offerings. Prior to the Offerings, the Company's senior management was directly involved in setting compensation for the Company's executives. The functions of the Compensation Committee will be to review and approve annual salaries, bonuses, and grants of stock options pursuant to the Company's 1997 Stock Incentive Plan, and to review and approve the terms and conditions of all material employee benefit plans or changes thereto. The Company anticipates that following the closing of the Offerings, its Compensation Committee will implement compensation policies that could be based on any number of a variety of factors including compensation policies of comparable companies, achievement of net earnings targets by the Company and/or by divisions and the attainment of individual performance goals. The Compensation Committee will consist of directors selected by the Board of Directors.

     Transactions between the Company and Mr. Lauren on the one hand, and between the Company and the GS Group on the other hand, will be approved by the Board of Directors or a committee of directors not affiliated with Mr. Lauren or the GS Group, as applicable.

EXECUTIVE COMPENSATION

     The following table sets forth, for the year ended March 29, 1997, the cash compensation paid to the Company's Chief Executive Officer and its four most highly-paid executive officers (collectively, the "Named Executive Officers") for services rendered in all capacities in which they served during such year:

                           SUMMARY COMPENSATION TABLE

                                                      ANNUAL COMPENSATION(1)
                                                  ------------------------------    ALL OTHER
                                                           SALARY       BONUS      COMPENSATION
         NAME AND PRINCIPAL POSITION              YEAR      ($)          ($)           ($)
----------------------------------------------    ----   ----------   ----------   ------------
Ralph Lauren..................................    1997   $2,700,000   $        0    $1,074,845(2)
  Chairman of the Board and Chief Executive
  Officer
Michael J. Newman.............................    1997   $  800,000   $5,167,000    $  577,785(3)
  Vice Chairman and Chief Operating Officer
John D. Idol..................................    1997   $  725,000   $  654,300    $  457,601(4)
  Group President, Product Licensing including
  Home Collection
Cheryl L. Sterling Udell......................    1997   $  630,000   $  630,000    $  309,076(5)
  Group President, Womenswear
F. Lance Isham................................    1997   $  500,000   $  500,000    $  331,706(6)
  Group President, Menswear

---------------

(1) Other annual compensation did not exceed $50,000 or 10% of the total salary and bonus for any of the Named Executive Officers.

(2) The amount reported under "All Other Compensation" in fiscal 1997 for Mr. Lauren includes the estimated dollar value of the benefit to the executive officer of Company-paid premiums on split-dollar life insurance policies on the lives of the executive and his spouse in the amount of $1,064,162. The estimated dollar value of the benefit of Company-paid premiums on such split-dollar life insurance policies in fiscal 1995 and fiscal 1996 were $1,030,372 and $1,037,085, respectively. The Company will recover all premiums paid by it at the time death benefits are paid thereon, and may recover such amounts earlier under certain circumstances. The maximum potential value is calculated as if the fiscal 1997 premiums were advanced to Mr. Lauren without interest until the time the Company expects to recover the premium (i.e., upon death of the executive officer). The amount reported also includes the value of insurance premiums paid by the Company in the amount of $10,683 with respect to supplementary medical benefits. See "Certain Relationships and Related Transactions -- Other Agreements, Transactions and Relationships".

                                                   (Continued on following page)

(3) Reflects (i) the estimated dollar value of the benefit to the executive officer of Company-paid premiums on split-dollar life insurance (calculated on the same basis as disclosed in note (2)) and supplementary medical benefits in the amounts of $5,805 and $2,337, respectively, (ii) $322,159 for contributions to the Company's Wealth Plan (as defined) and $246,561 for the Executive Deferred Compensation Trusts (as defined) and (iii) matching benefits of $923 paid under the 401K Plan (as defined).

(4) Reflects (i) the estimated dollar value of the benefit to the executive officer of Company-paid premiums on split-dollar life insurance (calculated on the same basis as disclosed in note (2)) and supplementary medical benefits in the amounts of $2,029 and $2,271, respectively, (ii) $97,882 for contributions to the Company's Wealth Plan and $352,319 for the Executive Deferred Compensation Trusts and (iii) matching benefits of $3,100 paid under the 401K Plan.

(5) Reflects (i) the estimated dollar value of the benefit to the executive officer of Company-paid premiums on split-dollar life insurance (calculated on the same basis as disclosed in note (2)) and supplementary medical benefits in the amounts of $4,149 and $5,956, respectively, (ii) $89,728 for contributions to the Company's Wealth Plan and $204,743 for the Executive Deferred Compensation Trusts and (iii) matching benefits of $4,500 paid under the 401K Plan.

(6) Reflects (i) the estimated dollar value of the benefit to the executive officer of Company-paid premiums on split-dollar life insurance (calculated on the same basis as disclosed in note (2)) and supplementary medical benefits in the amounts of $7,003 and $5,023, respectively, (ii) $78,629 for contributions to the Company's Wealth Plan and $236,551 for the Executive Deferred Compensation Trusts and (iii) matching benefits of $4,500 paid under the 401K Plan.

EXECUTIVE COMPENSATION AGREEMENTS

     DEFERRED COMPENSATION AGREEMENTS. The Company has entered into deferred compensation agreements with each of Messrs. Newman, Idol and Isham and Ms. Sterling Udell (effective as of April 1, 1993, April 3, 1994, April 1, 1995 and April 1, 1993, respectively, and expiring on March 31, 2003, March 31, 2014, March 31, 2005 and March 31, 2003, respectively) as well as with certain other executives of the Company (each a "Deferred Compensation Agreement").

     The Deferred Compensation Agreements generally provide that the Company will, on a monthly basis, contribute to trusts established by the Company (the "Executive Deferred Compensation Trusts"), and credit a book reserve account in the executive's name (the "Deferred Compensation Account"), an amount equal to, in most cases, 20% of the executive's monthly base salary, and, in the case of Messrs. Idol and Isham, 20% of the executive's monthly base salary and any incentive or bonus payments received by him during such month, provided that the executive is employed with the Company on the last day of such month. Amounts contributed to the Executive Deferred Compensation Trusts and credited to the executive's Deferred Compensation Account will be invested and reinvested by the trustee of the Executive Deferred Compensation Trusts (the "Trustee") in one or more mutual funds managed by the Vanguard Group of Investment Companies, at the executive's election. This deferred compensation arrangement is unfunded for tax purposes and for purposes of Title I of the Employee Retirement Income Security Act of 1974, as amended, any funds invested under the Executive Deferred Compensation Trusts continue to be part of the general funds of the Company.

     The executive's interest in his or her Deferred Compensation Account will vest at the rate of 20% per year on the anniversary date of the effective date of the Deferred Compensation Agreement (or, in the case of Mr. John Idol, 60% as of April 1, 1995 and thereafter, at the rate of 10% on each of the four anniversaries thereof), but only if the executive has remained continuously employed by the Company as of each anniversary date. However, in the event that the executive's employment is terminated by disability or by the Company other than for "cause" or if the executive terminates his or her employment for "good reason", the executive will be 100% vested. On the earlier date of the expiration of the term of the Deferred Compensation Agreement (or, in the case of Mr. Idol, April 1, 2004) or the earliest date practicable following the executive's termination of employment with the Company for any reason, the Company is obligated to make a lump sum payment to the executive equal to the vested amount credited to his Deferred Compensation Account. In addition, with respect to Mr. Idol only, if such executive officer is still employed by the Company as of April 1, 2004, contributions to the Executive Deferred Compensation Trust shall begin anew and the Company is obligated to make a lump sum payment to Mr. Idol equal to the vested amount credited to his Deferred Compensation Account on the earlier date of April 1, 2014 or the earliest date practicable following termination of Mr. Idol's employment with the Company.

     RALPH LAUREN'S EMPLOYMENT AGREEMENT. Prior to the commencement of the Offerings, the Company expects to enter into an employment agreement with Mr. Lauren (the "Lauren Agreement"). The Lauren Agreement provides for Mr. Lauren's employment as Chairman of the Board of Directors and Chief Executive Officer of the Company for a term of five years (the "Term"), subject to automatic, successive one-year extensions thereafter unless either party gives the other 90 days prior written notice that the Term will not be extended.

     The Lauren Agreement provides for an annual base salary of $1,000,000 and annual bonus payments based upon Company performance with a range of $2,000,000 to $5,000,000, with $3,500,000 payable for achieving 100% of targeted performance goals; provided that Mr. Lauren's entitlement to receive the annual bonus during any period when compensation payable pursuant to the Lauren Agreement is subject to the deduction limitations of section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), will be subject to shareholder approval of a plan or arrangement evidencing such annual bonus opportunity that complies with the requirements of section 162(m) of the Code. Upon commencement of the Offerings, Mr. Lauren will receive an initial grant of options to purchase 500,000 shares of Class A Common Stock (the "Initial Lauren Options"), each with an exercise price equal to the initial public offering price. The Initial Lauren Options will be fully vested on the date of grant. In addition, with respect to at least each of the first three fiscal years occurring after the commencement of the Offerings, Mr. Lauren will receive options to purchase 250,000 shares of Class A Common Stock (the "Annual Lauren Options") at an exercise price per share equal to the fair market value per share of Class A Common Stock as of the date of grant. The Annual Lauren Options will vest and become exercisable ratably over three years on each of the first three anniversaries of the date of grant. Mr. Lauren will be eligible to continue to participate in all employee benefit plans and arrangements of the Company for its senior executive officers in which he currently participates and will be eligible to participate in any future employee benefit plans and arrangements established for senior officers of the Company on terms no less favorable than are provided to any other senior executive officer of the Company. In addition, the Company has agreed to maintain, and make premium contributions with respect to, certain split dollar and other life insurance arrangements between the Company and Mr. Lauren, his family and/or life insurance trusts for the benefit of any of them, that are currently maintained or contributed to by the Company. See "Management -- Executive
Compensation -- Summary Compensation Table".

     The Company may terminate Mr. Lauren's employment in the event of his death or disability, in which case Mr. Lauren or his estate will be entitled to a lump sum cash payment equal to the sum of: (i) his base salary through the date on which his death or termination due to disability occurred; (ii) any accrued and unpaid compensation for any prior fiscal year; and (iii) a pro-rata portion of the annual bonus he would otherwise have received for the fiscal year in which his death or termination due to disability occurred. In addition, any unvested options will vest immediately.

     If Mr. Lauren resigns with "Good Reason", or if the Company terminates Mr. Lauren's employment without "Cause", or if the Company elects not to extend the Term, then Mr. Lauren is entitled to receive an immediate lump sum cash payment equal to the sum of: (i) his base salary otherwise payable through the later of
(a) the fifth anniversary of the commencement of the Offerings, or (b) three years from the date of termination (the "Severance Period"); (ii) any accrued but unpaid compensation for any prior fiscal year; and (iii) bonus compensation for each full or partial fiscal year that occurs during the Severance Period equal to the average annual bonus paid to Mr. Lauren in each of the immediately preceeding two fiscal years; provided that the amount of bonus compensation for any partial fiscal year beyond the third fiscal year following the date of Mr. Lauren's termination will be pro-rated. In addition, any unvested options will continue to vest on schedule, provided that Mr. Lauren complies with certain non-competition and other restrictive covenants and during the Severance Period the Company will (i) continue to provide Mr. Lauren with office facilities and secretarial assistance; (ii) continue to maintain and make premium contributions with respect to the split dollar and life insurance arrangements described above and

(iii) continue to provide Mr. Lauren with welfare and medical plan coverage and certain other fringe benefits.

     If Mr. Lauren resigns without Good Reason or if the Company terminates Mr. Lauren's employment for Cause or if Mr. Lauren elects not to renew the Term, then Mr. Lauren is entitled to an immediate lump sum cash payment equal to the sum of: (i) his base salary through the date of termination; and (ii) any accrued but unpaid compensation for any prior fiscal year. Mr. Lauren will also receive the pro-rata portion of his annual bonus for the fiscal year in which termination occurred to be paid when bonuses are normally paid. In addition, any unvested options will be forfeited.

     "Good Reason", for the purposes of the Lauren Agreement and the Newman Agreement (as defined), as amended by the Newman Amendment (as defined), means:
(i) a material diminution in the executive's duties or the assignment to the executive of a title or duties inconsistent with his position; (ii) a reduction in base salary or annual incentive bonus opportunity; (iii) a failure by the Company to comply with any material provision of the executive's employment agreement; or (iv) the executive's ceasing to be entitled to the payment of an annual incentive bonus as a result of the failure of the Company's shareholders to approve a plan or arrangement evidencing such annual incentive bonus in a manner that complies with the requirements of section 162(m) of the Code; provided that the events described in clauses (i), (ii) and (iii) will not constitute Good Reason unless and until such diminution, reduction or failure (as applicable) has not been cured within thirty days after notice of such noncompliance has been given to the Company. "Cause" means: (i) the willful and continued failure by the executive to substantially perform his or her duties;
(ii) a conviction of or plea of nolo contendere to a crime constituting any felony; or (iii) willful gross misconduct relating to the executive's employment that is materially injurious to the Company or subjects the Company to public ridicule or embarrassment.

     Pursuant to the Lauren Agreement, Mr. Lauren cannot compete with the Company during the term of his employment. In addition, if Mr. Lauren resigns his employment without Good Reason, then Mr. Lauren cannot compete with the Company in violation of the Lauren Agreement until the later of: (i) the expiration of the Term, or (ii) two years from the date of termination of employment. If Mr. Lauren resigns with Good Reason or if the Company terminates Mr. Lauren's employment without Cause, then Mr. Lauren cannot compete with the Company for two years from the date of termination of employment. If Mr. Lauren's employment is terminated for Cause, the Company may elect to prohibit Mr. Lauren from competing with the Company for up to two years in consideration for the payment of an amount equal to Mr. Lauren's base salary and bonus (equal to the average annual incentive bonus over the preceding two years) for each year that Mr. Lauren is prohibited from competing with the Company.

     MICHAEL NEWMAN'S EMPLOYMENT AGREEMENT. The Company has entered into an employment agreement with Mr. Newman (the "Newman Agreement"), which provides for his employment as Vice Chairman and Chief Operating Officer of the Company. The terms of the Newman Agreement are substantially similar to the employment agreement terms for other executive officers described below under " -- Employment Agreements with other Executives." However, prior to the commencement of the Offerings, the Company expects to enter into an amendment to the Newman Agreement (the "Newman Amendment") which provides for certain modifications to the terms of the Newman Agreement, most of which will become effective only following the commencement of the Offerings. Following the commencement of the Offerings, the Newman Agreement as amended by the Newman Amendment will have a term of five years (the "Newman Term"), subject to automatic, successive one year extensions thereafter unless either party gives the other twelve months prior notice that the Newman Term will not be extended. In addition, Mr. Newman's base salary will not be less than $900,000 and Mr. Newman will be eligible to earn an annual incentive bonus calculated as a percentage of the Company's Income Before Taxes ("IBT") in excess of $75 million. For IBT of $75 million to $150 million, Mr. Newman will receive 1.75% of IBT in excess of $75 million. For IBT of $150 million to $200 million, Mr. Newman will receive 1% of IBT in excess of $150 million. For IBT over $200 million, Mr. Newman will receive 0.5% of IBT in excess of $200 million. Under the Newman Amendment, Mr. Newman's total incentive bonus may not exceed $3 million per year and Mr. Newman's entitlement to payment of an incentive bonus during any period when the compensation payable pursuant to the Newman Agreement is subject to the deduction limitations of section 162(m) of the Code will be subject to shareholder approval of a plan or arrangement evidencing such annual incentive bonus opportunity that complies with the requirements of section 162(m) of the Code.

     Upon commencement of the Offerings, Mr. Newman was granted restricted shares of Class A Common Stock with a fair market value (based upon the initial public offering price of the Class A Common Stock) equal to $2 million. The restricted shares will vest immediately with respect to one third of the shares, and will vest ratably with respect to the remaining shares on each of the second and third anniversaries of the commencement of the Offerings, subject to Mr. Newman's continued employment with the Company. Upon commencement of the Offerings, Mr. Newman will also be granted options to acquire 350,000 shares of Class A Common Stock with an exercise price equal to the initial public offering price. In addition, with respect to at least each of the first three fiscal years occurring after the commencement of the Offerings, in each fiscal year occurring after the commencement of the Offerings, Mr. Newman will be granted options to purchase 150,000 shares of Class A Common Stock at an exercise price equal to the fair market value per share of Class A Common Stock as of the date of grant. All of Mr. Newman's options will vest ratably over three years on each of the first three anniversaries of the date of grant.

     Pursuant to the Newman Amendment, if Mr. Newman resigns for Good Reason or if the Company terminates his employment without Cause, then Mr. Newman will receive a pro-rata portion of his incentive bonus for the year of termination plus an amount, payable over a three-year period, equal to the sum of: (i) the greater of (x) three and (y) five, less the number years (including fractions thereof) that shall have elapsed since the commencement of the Offerings, times his annual base salary, plus (ii) two times his average annual incentive bonus paid over the preceding two years. Any unvested restricted shares or options will continue to vest as scheduled, provided that Mr. Newman continues to comply with certain non-competition and other restrictive covenants. In addition, Mr. Newman will be entitled to (i) continued participation in the Company's health benefit plans during such three-year period, (ii) continued use of the Company automobile until the then existing lease expires and (iii) waiver of the collateral interest securing return to the Company of premiums paid for Mr. Newman's split dollar insurance policy. If a change of control of the Company occurs prior to Mr. Newman's termination of employment, then he will be entitled to elect to receive the cash severance payments described above in two equal lump sum installments payable within 30 days after the date of termination and one year after the date of termination, respectively.

     If the Company elects not to extend the Newman Term, then Mr. Newman will receive an amount, payable over a one-year period, equal to the sum of (i) his annual base salary, plus (ii) his average annual incentive bonus paid over the preceding two years and any unvested restricted shares or options will continue to vest as described in the preceding paragraph. If Mr. Newman resigns without Good Reason or if the Company terminates his employment for Cause or if Mr. Newman elects not to renew the Newman Term, the Company will pay Mr. Newman his full salary through the date of termination and any unvested restricted shares and options will be forfeited. In the event of Mr. Newman's termination due to his death or disability, Mr. Newman will be entitled to any payments due to him through the date of his death or termination due to disability including a payment of a pro-rata portion of his annual incentive bonus for the year of termination. In the event of Mr. Newman's death or termination due to disability, any unvested restricted shares and options held by him will vest.

     Pursuant to the Newman Amendment, Mr. Newman may not compete with the Company during the term of Mr. Newman's employment. If Mr. Newman resigns his employment without Good Reason, then he cannot compete with the Company in violation of the Newman Agreement and Newman Amendment for the later of (i) five years from the date of the commencement of the Offerings and (ii) two years after his employment ends. If Mr. Newman resigns for Good Reason or the Company terminates his employment without Cause, then he cannot compete with the Company for two years from the date of termination of his employment. If Mr. Newman's employment is terminated for Cause, the Company may elect to prohibit Mr. Newman from competing with the Company for up to two years in consideration for the payment of an amount equal to Mr. Newman's base salary and bonus (equal to the average annual incentive bonus over the preceding two years) for each year that Mr. Newman is prohibited from competing with the Company.

     EMPLOYMENT AGREEMENTS WITH OTHER EXECUTIVES. The Company has entered into employment agreements with each of Messrs. Idol and Isham and Ms. Sterling Udell as well as certain other executives of the Company (the "Employment Agreements").

     The Employment Agreements provide that the Company will pay the executive an annual salary determined by the Board of Directors and a bonus or incentive compensation in any fiscal year as determined by the Board in its discretion. The Employment Agreements have an indefinite term and generally provide that if the executive resigns for "good reason" or if his or her employment is terminated by the Company, other than because of death, disability or "cause," the executive is entitled to the following severance payments so long as the executive complies with certain non-compete covenants: (i) continued salary payments (less applicable withholdings) for a period of 36 months, (ii) with respect to Messrs. Idol and Isham, payments (less applicable withholdings), in the manner then in effect and through the end of the then current fiscal year, of any incentive or bonus program in effect for the executive on the date his employment was terminated, and thereafter through the end of the 36 month post-termination period, a monthly payment equal to one-twelfth of the yearly average incentive or bonus compensation earned during such current fiscal year and/or based on prior periods, (iii) continued participation in the Company's health benefit plans, provided that if the executive is provided with similar coverage by a subsequent employer, any such coverage by the Company will cease,
(iv) continued use of the Company automobile leased for the executive's use until the then existing auto lease term expires, and (v) waiver of the collateral interest securing return to the Company of premiums paid by the Company for the executive's existing split dollar insurance policy. If a change of control of the Company occurs prior to the executive's termination of employment, then the executive will be entitled to elect to receive the cash severance payments described above in two equal lump sum installments payable within 30 days after the date of termination and one year after the date of termination, respectively.

     Generally, the executive's entitlement to severance payments are conditioned upon their compliance with the following non-compete covenants: (i) the executive agrees not to accept other employment during his or her term of employment without the written approval of the Board, (ii) the executive agrees that for the duration of his or her employment and for a period of 36 months from the date of termination, the executive will not, on his or her own behalf or any other person or entity, hire, solicit or encourage any employee of the Company to leave the employ of the Company, and (iii) the executive agrees that for the duration of his or her employment and for a period of 36 months from the date of termination, the executive will take no action which is intended, or would be reasonably expected, to harm (e.g., making public derogatory statements or misusing confidential Company information) the Company or its reputation.

1997 STOCK INCENTIVE PLAN

     Prior to the Offerings, the Board of Directors of the Company (the "Board") adopted, and the Company's stockholders approved, the Company's 1997 Long-Term Stock Incentive Plan (the "1997 Stock Incentive Plan"). The purpose of the 1997 Stock Incentive Plan is to promote the interests of the Company and its stockholders by (i) attracting and retaining exceptional officers and other employees, directors and consultants of the Company and its subsidiaries; (ii) motivating such individuals by means of performance-related incentives to achieve longer-range performance goals; and (iii) enabling such individuals to participate in the long-term growth and financial success of the Company. The principal provisions of the 1997 Stock Incentive Plan are summarized below. This summary, however, does not purport to be complete and is qualified in its entirety by the terms of the 1997 Stock Incentive Plan which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.

     The 1997 Stock Incentive Plan will be administered by a committee (the "Stock Plan Committee") which will either be the full Board or a committee of two or more members of the Board designated by the Board to administer the 1997 Stock Incentive Plan, each of whom is expected, but not required, to be a "Non-Employee Director" (within the meaning of Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) and an "outside director" (within the meaning of section 162(m) of the Code), to the extent Rule 16b-3 and section 162(m), respectively, are applicable to the Company and the 1997 Stock Incentive Plan; provided, that the Stock Plan Committee may delegate to one or more officers of the Company the authority to grant awards to participants who are not officers or directors of the Company subject to Section 16 of the Exchange Act or "covered employees" within the meaning of Code section 162(m). The mere fact that a Stock Plan Committee member fails to qualify as a Non-Employee Director or outside director (within the meaning of Rule 16b-3) will not invalidate any award made by the Stock Plan Committee which award is otherwise validly made under the 1997 Stock Incentive Plan.

     Any officer or other employee, consultant to, or director of the Company or any of its subsidiaries will be eligible to be designated a participant under the 1997 Stock Incentive Plan. It is anticipated that, other than grants made in connection with the Offerings, grants will be made under the 1997 Stock Incentive Plan only to officers and other key employees, directors and consultants of the Company or any of its subsidiaries.

     As of May 21, 1997, the Company and its subsidiaries had approximately 5,000 employees, consultants and directors, who will be eligible to be granted awards by the Stock Plan Committee under the 1997 Stock Incentive Plan. The Stock Plan Committee has the sole and complete authority to determine the participants to whom awards will be granted under the 1997 Stock Incentive Plan.

     The 1997 Stock Incentive Plan authorizes the grant of awards to participants with respect to a maximum of 10,000,000 shares of the Company's Class A Common Stock (the "Shares"), subject to adjustment to avoid dilution or enlargement of intended benefits in the event of certain significant corporate events, which awards may be made in the form of (i) nonqualified stock options;
(ii) stock options intended to qualify as incentive stock options under section 422 of the Code; (iii) stock appreciation rights; (iv) restricted stock and/or restricted stock units; (v) performance awards and (vi) other stock based awards; provided, that the maximum number of Shares with respect to which stock options and stock appreciation rights may be granted to any participant in the 1997 Stock Incentive Plan in any fiscal year may not exceed 600,000 and the maximum number of Shares which may be paid to a participant in the 1997 Stock Incentive Plan in connection with the settlement of any award(s) designated as a Performance Compensation Award (as defined in the 1997 Stock Incentive Plan) in respect of a single performance period will be 600,000 or, in the event such Performance Compensation Award is paid in cash, the equivalent cash value thereof. If, after the effective date of the 1997 Stock Incentive Plan, any Shares covered by an award granted under the 1997 Stock Incentive Plan, or to which such an award relates, are forfeited, or if an award has expired, terminated or been canceled for any reason whatsoever (other than by reason of exercise or vesting), then the Shares covered by such award will again be, or will become, Shares with respect to which awards may be granted under the 1997 Stock Incentive Plan.

     Awards made under the 1997 Stock Incentive Plan will be subject to such terms, including vesting and exercise price, if applicable, as may be determined by the Stock Plan Committee and specified in the applicable award agreement or thereafter; provided, that stock options that are intended to qualify as incentive stock options will be subject to terms and conditions that comply with such rules as may be prescribed by section 422 of the Code. Payment in respect of the exercise of an option granted under the 1997 Stock Incentive Plan may be made in cash, or its equivalent (or, if so determined by the Stock Plan Committee, with the proceeds of a loan advanced by the Company for purposes of paying the exercise price), or (i) by exchanging shares owned by the optionee (which are not the subject of any pledge or other security interest and which have been owned by such optionee for at least six months) or (ii) subject to such rules as may be established by the Stock Plan Committee, through delivery of irrevocable instructions to a broker to sell the shares being acquired upon exercise of the option and to deliver promptly to the Company an amount equal to the aggregate exercise price, or by a combination of the foregoing, provided that the combined value of all cash and cash equivalents and the fair market value of such shares so tendered to the Company as of the date of such tender is at least equal to the aggregate exercise price of the option.

     In addition to the foregoing, the Stock Plan Committee will have the discretion to designate any award as a Performance Compensation Award. While awards in the form of stock options and stock appreciation rights are intended to qualify as "performance-based compensation" under section 162(m) of the Code provided that the exercise price or grant price, as the case may be, is established by the Stock Plan Committee to be equal to the Fair Market Value (as defined in the 1997 Stock Incentive Plan) per Share as of the date of grant, this form of award enables the Stock Plan Committee to treat certain other awards (including stock options and stock appreciation rights with an exercise price less than Fair Market Value) under the 1997 Stock Incentive Plan as "performance-based compensation" and thus preserve deductibility by the Company for Federal income tax purposes of such awards which are made to individuals who are "covered employees" as defined in section 162(m) of the Code.

     Each Performance Compensation Award will be payable only upon achievement over a specified performance period of a duration of at least one year of a pre-established objective performance goal established by the Stock Plan Committee for such period. The Stock Plan Committee may designate one or more performance criteria for purposes of establishing a performance goal with respect to Performance Compensation Awards made under the 1997 Stock Incentive Plan. The performance criteria that will be used to establish such performance goals will be based on the attainment of specific levels of performance of the Company (or subsidiary, affiliate, division or operational unit in the Company) and will be limited to the following: return on net assets, return on stockholders' equity, return on assets, return on capital, stockholder returns, profit margin, earnings per share, net earnings, operating earnings, price per share, earnings before interest and taxes and sales or market share.

     With regard to a particular performance period, the Stock Plan Committee will have the discretion, subject to the 1997 Stock Incentive Plan's terms, to select the length of the performance period, the type(s) of Performance Compensation Award(s) to be issued, the performance goals that will be used to measure performance for the period and the performance formula that will be used to determine what portion, if any, of the Performance Compensation Award has been earned for the period. Such discretion will be exercised by the Stock Plan Committee in writing no later than 90 days after the commencement of the performance period and performance for the period shall be measured and certified by the Stock Plan Committee upon the period's close. In determining entitlement to payment in respect of a Performance Compensation Award, the Stock Plan Committee may through use of negative discretion reduce or eliminate such award, provided such discretion is permitted under section 162(m) of the Code.

     Each award, and each right under any award, will be exercisable only by the participant during the participant's lifetime, or, if permissible under applicable law, by the participant's guardian or legal representative and no award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a participant otherwise than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance will be void and unenforceable against the Company or any affiliate; provided, that the designation of a beneficiary will not constitute an assignment, alienation, pledge, attachment, sale, transfer or encumbrance. Notwithstanding the foregoing, the Stock Plan Committee has the discretion under the 1997 Stock Incentive Plan to provide that options granted under the 1997 Stock Incentive Plan that are not intended to qualify as incentive stock options may be transferred without consideration to certain family members or trusts, partnerships or limited liability companies whose only beneficiaries or partners are the original grantee and/or such family members.

     In the event of a "change of control" (as defined in the 1997 Stock Incentive Plan) any outstanding awards then held by participants which are unexercisable or otherwise unvested will automatically be deemed exercisable or otherwise vested, as the case may be, as of immediately prior to such change of control.

     The Board may amend, alter, suspend, discontinue, or terminate the 1997 Stock Incentive Plan or any portion thereof at any time; provided, that no such amendment, alteration, suspension, discontinuation or termination (i) will be made without stockholder approval if such approval is necessary to comply with any tax or regulatory requirement, and (ii) may adversely affect the rights of any participant with respect to awards previously granted under the 1997 Stock Incentive Plan without such participant's consent.

     It is currently anticipated that simultaneously with the commencement of the Offerings, awards under the 1997 Stock Incentive Plan in the form of nonqualified stock options (the "Options") representing the right to acquire an aggregate of approximately 4,200,000 Shares at an exercise price equal to the initial public offering price per Share will be granted, where permitted by applicable law, to all active full-time employees (including those on authorized short-term leave of absence) of the Company and its subsidiaries and all part-time employees who have been employed by the Company or its subsidiaries for at least one year at the time of commencement of the Offerings, including without limitation, the Company's Chief Executive Officer and other Executive Officers described under "-- Directors and Executive Officers". Of such option grants, it is anticipated that options to acquire 1,437,000 Shares will be granted to all executive officers as a group, including options to acquire 500,000, 350,000, 100,000, 100,000 and 100,000 Shares to Messrs. Lauren, Newman,
Idol, Isham and Ms. Sterling Udell, respectively.

     In addition, pursuant to the Newman Agreement, Mr. Newman was awarded 76,923 restricted shares under the 1997 Stock Incentive Plan simultaneous with the commencement of the Offerings.

     After giving effect to the grant of options and restricted shares described above, in the future the Stock Plan Committee would be authorized to grant an aggregate of approximately 5,714,894 Shares in the form of awards permitted under the 1997 Stock Incentive Plan.

1997 NON-EMPLOYEE DIRECTOR OPTION PLAN

     Prior to the Offerings, the Company's 1997 Stock Option Plan for Non-Employee Directors (the "1997 Non-Employee Director Option Plan") was adopted by action of the Company's Board of Directors. A maximum of 500,000 shares of Class A Common Stock, subject to adjustment to avoid dilution or enlargement of intended benefits in the event of certain significant corporate events, has been reserved by the Company for issuance pursuant to options under the 1997 Non-Employee Director Option Plan. The principal provisions of the 1997 Non-Employee Director Option Plan are summarized below. This summary, however, does not purport to be complete and is qualified in its entirety by the terms of the 1997 Non-Employee Director Option Plan which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.

     Eligible persons under the plan are directors of the Company who are not employees of the Company or any affiliate of the Company ("Outside Directors"). As of the date of the Plan's adoption, there were no Outside Directors. However, the Company expects that the three directors appointed following the completion of the Offerings will be Outside Directors. The 1997 Non-Employee Director Option Plan is intended to be a largely self-governing formula plan. To the extent, if any, that questions of administration arise, these shall be resolved by the Board of Directors of the Company.

     After the completion of the Offerings, each person who is an Outside Director as of April 1 of each calendar year during the term of the 1997 Non-Employee Director Option Plan and who first became a Director prior to October 1 of the preceding year will receive an option to purchase 3,000 shares of Class A Common Stock as of such date; and (ii) each Person who first becomes an elected director after the effective date of the Offerings will receive an option to purchase 7,500 shares of Class A Common Stock on the date of their initial election. All options granted under the

1997 Non-Employee Director Option Plan will be "nonqualified" stock options subject to the provisions of section 83 of the Code.

     Options will vest and become exercisable with respect to 50% of the shares initially subject to the options on each of the first and second anniversaries of the date of grant subject to an outside Director's continued service as a Director of the Company, and will terminate on the earliest of the following:
(a) the expiration of ten years from the date of grant; and (b) the expiration of two years from the date the optionee's service as an Outside Director terminates for any reason.

     The exercise price per share of Class A Common Stock purchasable under all options granted under the 1997 Non-Employee Director Option Plan will be the Fair Market Value (as defined in the 1997 Non-Employee Director Option Plan) of a share of Class A Common Stock on the date the option is granted. Payment in respect of the exercise of an option granted under the 1997 Non-Employee Director Option Plan may be made in cash, or its equivalent (or if so determined by the Board of Directors, with the proceeds of a loan advanced by the Company for the purposes of paying the exercise price) or (i) by exchanging shares owned by the Outside Director (which are not the subject of any pledge or other security interest and which have been owned by such Outside Director for at least six months) or (ii) subject to such rules as may be established by the Board of Directors, through delivery of irrevocable instructions to a broker to sell the shares being acquired upon exercise of the option and to deliver promptly to the Company an amount equal to the aggregate exercise price, or by a combination of the foregoing, provided that the combined value of all cash and cash equivalents and the fair market value of such shares so tendered to the Company as of the date of such tender is at least equal to the aggregate exercise price of the option.

     The Company's Board may amend, suspend or discontinue the 1997 Non-Employee Director Option Plan at any time except that (i) any such amendment will comply with all applicable laws and stock exchange listing requirements, (ii) any amendment for which stockholder approval is required by law or in order to maintain continued qualification of the 1997 Non-Employee Director Option Plan under any applicable tax or regulatory requirement will not be effective until such approval has been obtained and (iii) no amendment may adversely affect the rights of any optionee with respect to options previously awarded under the 1997 Non-Employee Director Option Plan without his or her consent.

     Awards may be transferred by a grantee only by will or by the laws of descent and distribution, and options may be exercised during the optionee's lifetime only by the optionee.

EXECUTIVE INCENTIVE PLAN

     The Company's executive incentive plan (the "Executive Incentive Plan") is designed to motivate officers and other key employees of the Company to achieve and exceed the Company's annual strategic goals. Approximately 125 employees are currently eligible to receive a bonus award pursuant to the Executive Incentive Plan.

     Under the Executive Incentive Plan, each participant is eligible to receive three levels of incentive bonus (each expressed as a percent of such participant's annual base salary) according to his or her position in the Company, if pre-established pre-tax net income objectives of the Company and/or of the participant's operating division are met. In fiscal 1997, the bonus award of the Company's Group Presidents and Design Senior Vice Presidents pursuant to the Executive Incentive Plan was based 50% on the satisfaction of pre-tax income objectives for the Company as a whole and 50% on the satisfaction of pre-tax income objectives for each such participant's operating division. The bonus awards of most other participants working in the Company's operating divisions were based 30% on the satisfaction of pre-tax income objectives for the Company as a whole and 70% on the satisfaction of pre-tax income objectives for the participant's operating division. In addition, designated participants working in centralized Company positions had their bonus determined entirely according to overall Company performance. In addition to net income goals, each operating division and centralized group sets three to four other quantitative performance goals aimed at strengthening fundamental aspects of the business of the Company. Accomplishment of these objectives can increase the incentive payout of participants. No payments will be made under the Executive Incentive Plan in any fiscal year in which the Company is not profitable, regardless of the performance of any particular division.

     In fiscal 1997 the maximum bonus payable under the Executive Incentive Plan as a percent of salary was 100% for the Group Presidents and Design Senior Vice Presidents, 60% for the Company's Senior Vice Presidents and Divisional Presidents and 40% or less for all other participants.

PENSION PLANS

     POLO RALPH LAUREN PROFIT SHARING RETIREMENT SAVINGS PLAN. The Company maintains and administers separate employee contribution/profit sharing plans with substantially identical terms for salaried and hourly employees of the Company, which are designed to be tax deferred in accordance with the provisions of Section 401(k) of the Code (the "401K Plan").

     All of the Company's employees with at least one year of service are eligible to participate in the 401K Plan. The 401K Plan provides that each participant may defer up to 10% of his or her total compensation, subject to statutory limits. However, "highly compensated employees" may only defer up to 6% of their total compensation, subject to statutory limits. The Company is obligated to make a matching contribution to the 401K Plan for each participant equal to $.50 for each $1.00 deferred by the participant, except that no matching contribution will be made with respect to a participant's contribution in excess of 6% of his or her compensation. The Company may also make discretionary contributions to the 401K Plan, allocated among all eligible employees in proportion to their compensation.

     Participants are always 100% vested in their own contributions, and any investment gains or losses thereon. Company contributions, and any investment gains or losses thereon, vest 20% following the participant's third year of service and an additional 20% annually thereafter; provided, however, that the participant will become 100% vested if he or she dies, becomes disabled or reaches his or her retirement age. Subject to certain restrictions and tax consequences, a participant can receive the vested value of his or her 401K Plan account as a distribution upon leaving the employ of the company, retiring, becoming disabled or upon his or her death.

     DEFERRED COMPENSATION WEALTH ACCUMULATION PLAN. Key employees of the Company are eligible to participate in the Company's Wealth Accumulation Plan (the "Wealth Plan"). With respect to each plan year during which the Company reports a profit on a consolidated basis, the Company will credit a contribution to each participant's Wealth Plan account equal to 5% of his or her cash compensation for such plan year, provided that such participant is either employed by the Company on the last day of such plan year, or has terminated employment by reason of death, retirement or disability during such plan year. Generally, the Wealth Plan provides that interest will be credited to each participant's account at 120% of the average of Moody's Long Term Composite Corporate Bond Index. However, if a participant suffers a disability or in the event that the Wealth Plan is terminated by the Company, such participant's account will be credited with 100% of Moody's Long Term Composite Corporate Bond Index rate.

     All amounts credited to a participant's Wealth Plan account will vest at the rate of 10% after the first year of participation, an additional 15% after two years of participation, an additional 20% after three years of participation, an additional 25% after four years of participation, and an additional 30% after the completion of five years of participation. In addition, each participant will be 100% vested upon attainment of age 60, at his or her death if prior to termination of employment or upon the occurrence of a disability. If the Wealth Plan is terminated within five years following a "change of control" of the Company (as defined in the Wealth Plan), each participant's account will become 100% vested. Moreover, in the event that a participant is involuntarily terminated within five years of a change of control of the Company, except for "cause," such participant will be 100% vested and may receive distributions as if the Wealth Plan had been terminated. Participants are eligible to receive distributions of the vested amounts in their Wealth Plan accounts upon retirement or in certain predesignated years. In addition, participants may receive distributions in case of termination of employment, death, disability or termination by the Company of the Wealth Plan.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

FORMATION OF PARTNERSHIPS AND REORGANIZATION

     In October 1994, in connection with the formation of Enterprises and Polo LP, the GS Group purchased an aggregate 28.5% limited partnership interest in Enterprises and an aggregate 0.3986% limited partnership interest in Polo LP for a purchase price of $128 million. Mr. Lauren, a corporation wholly owned by Mr. Lauren, and a business associate of Mr. Lauren (collectively, the "RL Partners") received an aggregate 70.5% limited partnership interest and a 1.0% general partnership interest in Enterprises and a 1.0% general partnership interest in Polo LP in October 1994. Effective April 1995, Mr. Lauren acquired his business associate's interests in Enterprises and a predecessor corporate entity. In October 1995, the GS Group purchased a 0.3986% limited partnership interest in Womenswear LP. In addition, Mr. Lauren purchased indirectly, through PRLW, a 1.0% general partnership interest in Womenswear LP in October 1995. The GS Group received aggregate partner distributions of $1.7 million, $18.8 million and $19.3 million from the Operating Partnerships in fiscal 1995, fiscal 1996 and fiscal 1997, respectively. The RL Partners and PRLW received aggregate distributions of $134.1 million (including distributions from a predecessor corporate entity), $41.1 million and $47.3 million from the Operating Partnerships in fiscal 1995, fiscal 1996 and fiscal 1997, respectively.

     In May 1997, a corporation wholly owned by Mr. Lauren through which he held certain interests in Enterprises and Polo LP merged into the Company, a newly formed entity also wholly owned by Mr. Lauren, in exchange for shares of Class B Common Stock. Prior to the commencement of the Offerings, the GS Group will contribute their remaining interests in the Operating Partnerships to the Company either directly or indirectly by merger into the Company in exchange for 24,920,979 shares of Class C Common Stock and the Reorganization Notes. Simultaneous with such contribution by the GS Group, Mr. Lauren, Family LP and Holding LP will contribute their remaining interests, as applicable, in the Operating Partnerships, RL Fragrances and PRLW in exchange for 19,408,079 shares of Class B Common Stock (not including 44,670,942 shares of Class B Common Stock owned prior to the Reorganization) and the Reorganization Notes. See "Reorganization and Related Transactions".

     At the time of the formation of Enterprises and Polo LP, each of the GS Group and the RL Partners entered into a formation agreement and partnership agreements governing the terms of the Operating Partnerships. Upon completion of the Reorganization, those agreements will no longer be effective because Enterprises LP and Polo LP will dissolve by operation of law. Similarly, in October 1995, the GS Group, Enterprises and PRLW entered into a partnership agreement governing Womenswear LP. Upon completion of the Reorganization, that agreement will be substantially amended and restated as Womenswear LP will become wholly owned, directly or indirectly, by the Company upon completion of the Reorganization. In addition, at the time of the formation of Enterprises and Polo LP, each of the GS Group and Mr. Lauren made loans to Enterprises in the aggregate principal amount of $7 million and $17 million, respectively. The Company believes the Subordinated Notes are on terms as favorable as could have been obtained from disinterested third parties. The Subordinated Notes bear interest at the prime rate, and interest is payable quarterly. The Subordinated Notes mature on March 1, 2001. The Company will use a portion of the net proceeds of the Offerings to prepay the Subordinated Notes. See "Use of Proceeds".

POLO RETAIL CORPORATION

     On March 21, 1997, the Company and its subsidiary, Polo Ralph Lauren Retail Corp ("PRL Retail") entered into negotiated, arms-length purchase agreements with Mr. David Hare, who has since become an executive officer of the Company, Mr. William G. Merriken (an employee of PRC) and Franklin Retail Corporation for the acquisition of the 50% interest in PRC not already owned by PRL Retail. The aggregate consideration to be paid is $10.0 million, of which $8.3 million was paid in cash on April 3, 1997, $1.0 million was paid in cash on May 15, 1997 and $0.3 million was paid in cash on June 3, 1997. The remaining $0.4 million will be paid concurrent with the closing of the Offerings in 15,385 shares of Class A Common Stock.

     Also on March 21, 1997, the Company and PRL Retail entered into a negotiated arms-length purchase agreement and three assignment and assumption agreements with third parties including Mr. John Slater (an employee of a subsidiary of PRC), to acquire a minority interest and three limited partnership interests in Perkins Shearer Polo Ltd. and San Francisco Polo Ltd., respectively, both of which are subsidiaries of PRC that will now be wholly owned. The aggregate consideration for such acquisitions is $0.4 million, of which $0.1 million was paid in cash on April 3, 1997. The remaining $0.3 million will be paid concurrently with the closing of the Offerings in 11,538 shares of Class A Common Stock.

REGISTRATION RIGHTS AGREEMENTS

     Certain of the Lauren Family Members, the GS Group and the Company will enter into a Registration Rights Agreement (the "Registration Rights Agreement") prior to the consummation of the Offerings, pursuant to which each of the Lauren Family Members and GS Group will be granted certain demand registration rights in respect of shares of Class A Common Stock (including Class A Common Stock issued upon conversion of Class B Common Stock and Class C Common Stock, as the case may be, held by them). With respect to the demand rights of the Lauren Family Members, the Lauren Family Members may make a demand once every nine months. With respect to the demand rights of the GS Group, the GS Group may make a demand once every nine months so long as the GS Group owns at least 10% of the Common Stock outstanding. Once its ownership of the Common Stock is less than 10% of the outstanding shares of Common Stock, the GS Group may make one additional demand; provided, however, that if the sale of Class A Common Stock pursuant to such demand registration does not result in the GS Group owning less than 5% of the Common Stock due to a cutback in the number of shares that it may include in such registration, such demand will not count as its one demand. In the case of each demand registration, at least $20 million of Class A Common Stock must be requested to be registered. The Lauren Family Members and the GS Group also will have an unlimited number of piggyback registration rights in respect of their shares. The piggyback registration rights will allow the holders to include all or a portion of the shares of Class A Common Stock issuable upon conversion of their shares of Class B Common Stock and Class C Common Stock, as the case may be, under any registration statement filed by the Company, subject to certain limitations. The Offerings do not constitute a demand under the Registration Rights Agreement.

     The Company will pay all expenses (other than underwriting discounts and commissions of the selling stockholders and taxes payable by the selling stockholders) in connection with any demand registration, as well as any registration pursuant to the exercise of piggyback rights. The Company also will agree to indemnify such persons and any underwriters against certain liabilities, including liabilities arising under the Securities Act. The Lauren Family Members and the GS Group have agreed not to exercise their registration rights without the prior written consent of Goldman, Sachs & Co. on behalf of the Underwriters for a period of 180 days following the date of this Prospectus.

TRADEMARK ACQUISITION

     Simultaneous with the closing of the Reorganization, the Company will acquire certain assets from Family LP pursuant to the Trademark Acquisition. See "Reorganization and Related Transactions -- Trademark Acquisition". Mr. Lauren is the sole general partner of Family LP. The terms of the Trademark Acquisition were negotiated on an arms-length basis between the parties, including the partners of the Operating Partnerships, and the Company believes that the terms of the Trademark Acquisition were as favorable as could have been obtained from unaffiliated third parties.

OTHER AGREEMENTS, TRANSACTIONS AND RELATIONSHIPS

     In connection with the Reorganization, the stockholders of the Company and the Company will enter into a stockholders' agreement (the "Stockholders' Agreement") which will set forth certain voting and other agreements for the period prior to completion of the Offerings. All of the provisions of the Stockholders' Agreement will terminate upon completion of the Offerings except for certain provisions relating to certain tax matters with respect to the Operating Partnerships, certain restrictions on transfers of shares of Common Stock and indemnification and exculpation provisions.

     Shortly following completion of the Offerings, the Company expects to enter into indemnification agreements with each of its directors and executive officers. The indemnification agreements will require, among other things, that the Company indemnify its directors and executive officers against certain liabilities and associated expenses arising from their service as directors and executive officers of the Company and reimburse certain related legal and other expenses. In the event of a change of control (as defined therein), the Company will, upon request by an indemnitee under the agreements, create and fund a trust for the benefit of such indemnitee sufficient to satisfy reasonably anticipated claims for indemnification.

     Pursuant to his employment agreement with the Company, for security purposes, Mr. Lauren and his family members are required to use the Company's or other acceptable private aircraft for any travel. Mr. Lauren reimburses the Company for personal use at swap rates charged to owners of airplanes, which rates are set by an independent aircraft management company. The Company believes that swap rates generally are lower than commercial charter rates for flights to similar destinations. Amounts reimbursed to the Company by Mr. Lauren for personal use of the Company's airplane in fiscal 1995, fiscal 1996 and fiscal 1997 were approximately $296,000, $356,000 and $398,000, respectively. In addition, five employees of the Company perform services for Mr. Lauren which are non-Company related; four employees carry out domestic activities in Mr. Lauren's household and one employee works in an administrative assistant capacity. Mr. Lauren reimburses the Company for the full amount of the salary, benefits and other expenses relating to such employees. Pursuant to his employment agreement with the Company, Mr. Lauren will continue to be entitled to have such employees perform such services provided he reimburses the Company for the full amount of salary, benefits and other expenses relating to such employees. Amounts reimbursed to the Company by Mr. Lauren for his use of Company employees for non-Company related services in fiscal 1995, fiscal 1996 and fiscal 1997 were approximately $377,000, $326,000 and $321,000, respectively. In connection with the adoption of the "RRL" trademarks by the Company, pursuant to an agreement with the Company, Mr. Lauren retained the royalty-free right to use as trademarks "Ralph Lauren", "Double RL" and "RRL" in perpetuity in connection with, among other things, beef and living animals. The trademarks "Double RL" and "RRL" are currently used by the Double RL Company, an entity wholly owned by Mr. Lauren. In addition, Mr. Lauren engages in personal projects involving non-Company related film or theatrical productions through RRL Productions, Inc., a Company wholly owned by Mr. Lauren. The Company pays the premiums on split-dollar life insurance policies on the lives of Mr. Lauren and his spouse. See "Management -- Executive Compensation -- Summary Compensation Table".

     Mr. John Idol's brother-in-law owns 25% of RJS Scientific, Inc., which is one of the Company's Home Collection licensing partners. The Company believes the terms of its license agreement with RJS Scientific, Inc. are no less favorable to the Company than could be obtained from unaffiliated parties. See "Business -- Operations -- Home Collection".

     In March 1994, the Company loaned Ms. Cheryl Sterling Udell the sum of $250,000 at an annual interest rate of prime plus 0.5% for a use unrelated to the Company. The loan was repaid in full in February 1997. The Company believes that the terms of this loan were more favorable than Ms. Sterling Udell might have obtained from disinterested third parties.

     Mr. David Hare is one of three partners of Action Leasing and Development -- Cherry Creek, a Colorado general partnership ("Action Leasing") which owns a building and property located in Denver, Colorado which it previously leased to Perkins Shearer of Colorado, Inc., a subsidiary of PRC. Perkins Shearer of Colorado, Inc. is the guarantor of lease payments by the current tenant of such building to Action Leasing and is obligated to purchase the building and property from Action Leasing for approximately $900,000 on July 1, 2001.

     Mr. Jerome Lauren, the Executive Vice President of Menswear Design of the Company, is Mr. Ralph Lauren's brother.

     The GS Group owns (on a fully diluted basis) 34.7% of Koret, Inc., the parent of New Campaign, Inc., the Company's licensing partner for small leather goods and accessories. The Company believes that the terms of its arrangements with New Campaign, Inc. are no less favorable to the Company than could be obtained from unaffiliated parties.

     On August 4, 1995, the Company entered into a forward foreign exchange contract with Goldman, Sachs & Co. as a hedge relating to foreign licensing revenue to deliver 593 million yen on April 17, 1996 in exchange for approximately $6,719,000. On April 24, 1996, the Company entered into forward foreign exchange contracts with Goldman, Sachs & Co. as hedges relating to foreign licensing revenue to deliver 800 million yen on October 15, 1996 in exchange for $7,661,000, and to deliver 825 million yen on April 15, 1997 in exchange for approximately $8,083,000. On May 16, 1997, the Company entered into two forward foreign exchange contracts with Goldman, Sachs & Co. as a hedge relating to foreign licensing revenue to deliver 900 million yen on October 15, 1997 and 1.0 billion yen on April 15, 1998 in exchange for approximately $7,951,000 and approximately $9,070,000, respectively. Goldman, Sachs & Co. received customary fees for each of these forward foreign exchange contracts.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth, giving effect to the Reorganization and the Trademark Acquisition, the total number of shares of Common Stock of the Company beneficially owned, and the percent so owned, by (i) each stockholder who is known by the Company to beneficially own in excess of five percent of any class of the Company's voting securities, (ii) each director, (iii) each of the Named Executive Officers and (iv) all directors and executive officers as a group. Except as otherwise indicated, each stockholder listed below has sole voting and investment power with respect to shares beneficially owned by such person. As described in the notes to the table, voting power with respect to certain shares of Class A Common Stock is shared by the named individuals. Consequently, such shares are shown as beneficially owned by more than one person.

                                                                                                  CLASS B COMMON STOCK
                                                                                      --------------------------------------------
                                                    CLASS A COMMON STOCK(1)                            TO BE SOLD
                                           -----------------------------------------                     IN THE
                                                                                                       OFFERINGS
                                             OWNED PRIOR    TO BE SOLD  TO BE OWNED     OWNED PRIOR    AS CLASS A    TO BE OWNED
                                               TO THE         IN THE     AFTER THE        TO THE         COMMON       AFTER THE
                                              OFFERINGS     OFFERINGS    OFFERINGS       OFFERINGS      STOCK(2)      OFFERINGS
      DIRECTORS, EXECUTIVE OFFICERS        ---------------  ----------  ------------  ---------------  ----------  ---------------
           AND 5% STOCKHOLDERS               NUMBER     %     NUMBER    NUMBER    %     NUMBER     %     NUMBER      NUMBER     %
------------------------------------------ ----------  ---  ----------  -------  ---  ----------  ---  ----------  ----------  ---
Mr. Ralph Lauren(3)(4).................... 13,500,000   98  13,500,000  500,000    *  50,335,021  100   4,400,000  45,935,021  100
Robert F. Greenhill, as trustee(4)........ 13,500,000   98  13,500,000       --   --          --   --          --          --   --
RL Holding, L.P.(5).......................         --   --          --       --   --  13,383,482  26.6         --  13,383,482  29.1
The Goldman Sachs Group, L.P.(6)..........         --   --          --       --   --          --   --          --          --   --
Michael J. Newman(7)......................         --   --          --   85,106    *          --   --          --          --   --
John D. Idol(8)...........................         --   --          --       --   --          --   --          --          --   --
F. Lance Isham(8).........................         --   --          --       --   --          --   --          --          --   --
Cheryl L. Sterling Udell(8)...............         --   --          --       --   --          --   --          --          --   --
Richard A. Friedman(9)....................         --   --          --       --   --          --   --          --          --   --
All directors and executive officers as a
 group (11 persons)(3)(7)(8)(9)........... 13,500,000   98  13,500,000  585,106   --  50,335,021  100   4,400,000  45,935,021  100

                                                        CLASS C COMMON STOCK
                                            --------------------------------------------   TOTAL
                                                               TO BE                      COMMON
                                                               SOLD                        STOCK
                                                              IN THE                     ---------
                                                             OFFERINGS
                                                             AS CLASS                     VOTING
                                              OWNED PRIOR        A        TO BE OWNED      POWER
                                                TO THE        COMMON       AFTER THE     AFTER THE
                                               OFFERINGS     STOCK(2)      OFFERINGS     OFFERINGS
      DIRECTORS, EXECUTIVE OFFICERS         ---------------  ---------  ---------------- ---------
           AND 5% STOCKHOLDERS                NUMBER     %    NUMBER      NUMBER     %       %
------------------------------------------  ----------  ---  ---------  ----------- ---- ---------
Mr. Ralph Lauren(3)(4)....................          --   --         --           --   --    89.8
Robert F. Greenhill, as trustee(4)........          --   --         --           --   --      --
RL Holding, L.P.(5).......................          --   --         --           --   --    26.1
The Goldman Sachs Group, L.P.(6)..........  24,920,979  100  2,200,000   22,720,979  100     4.4
Michael J. Newman(7)......................          --   --         --           --   --       *
John D. Idol(8)...........................          --   --         --           --   --      --
F. Lance Isham(8).........................          --   --         --           --   --      --
Cheryl L. Sterling Udell(8)...............          --   --         --           --   --      --
Richard A. Friedman(9)....................          --   --         --           --   --      --
All directors and executive officers as a
 group (11 persons)(3)(7)(8)(9)...........          --   --         --           --   --    89.8

---------------

 * Less than 1.0%

(1) Each share of Class B Common Stock and Class C Common Stock is convertible at the option of the holder into one share of Class A Common Stock. The number of shares of Class A Common Stock and percentages contained under this heading do not account for such conversion rights. See "Description of Capital Stock".

(2) Immediately prior to the Offerings, such shares of Class B Common Stock and Class C Common Stock will be converted into an equal number of shares of Class A Common Stock for sale in the Offerings.

(3) Includes 1,557,503 shares of Class B Common Stock owned by RL Family, L.P., a partnership of which Mr. Lauren is the sole general partner and 13,383,482 shares of Class B Common Stock owned by RL Holding, L.P., a partnership controlled by RL Holding Group, Inc, a corporation wholly owned by Mr. Lauren. If the Underwriters' overallotment options are exercised in full, Mr. Lauren will sell an additional 2,655,000 shares of Class A Common Stock that will be issued to him upon his conversion of an equal number of shares of Class B Common Stock and will own 43,280,021 shares of Class B Common Stock (100%) and have 84.6% of the total voting power of the Common Stock after the Offerings. Includes options to be granted simultaneous with the Offerings to Mr. Lauren under the 1997 Stock Incentive Plan representing the right to acquire 500,000 shares of Class A Common Stock, which options vest immediately upon the grant thereof. The address of Mr. Lauren is 650 Madison Avenue, New York, New York, 10022.

(4) Mr. Lauren and Robert F. Greenhill act as trustees of the Ralph Lauren 1997 Charitable Remainder Unitrust under an agreement dated June 1, 1997 (the "Trust Agreement"), and as such possess joint voting control over the 13,500,000 shares of Class A Common Stock owned by the trust prior to the Offerings. However, pursuant to the terms of the Trust Agreement, Mr. Greenhill, as independent trustee, has the sole right to sell such shares. The address of Mr. Greenhill is 31 West 52nd Street, New York, New York, 10101.

(5) RL Holding, L.P. is a partnership controlled by RL Holding Group, Inc., a corporation wholly owned by Mr. Lauren.

(6) Represents 24,920,979 shares owned by certain investment funds affiliated with The Goldman Sachs Group, L.P. ("Goldman Sachs"). Includes 23,536,494 shares beneficially owned by GS Capital Partners, L.P.; 708,174 shares beneficially owned by Bridge Street Fund 1994, L.P.; and 676,311 shares beneficially owned by Stone Street Fund 1994, L.P. Goldman Sachs disclaims beneficial ownership of the shares owned by such investment funds to the extent attributable to equity interests therein held by persons other than Goldman Sachs and its affiliates. Each of such funds shares voting and investment power with certain of its respective affiliates. The address of Goldman Sachs is 85 Broad Street, New York, New York 10004.

(7) Does not include options representing the right to acquire 350,000 shares of Class A Common Stock to be granted upon commencement of the Offerings to Mr. Newman under the 1997 Stock Incentive Plan. Includes 76,923 restricted shares granted upon commencement of the Offerings to Mr. Newman under the 1997 Stock Incentive Plan. Mr. Newman's restricted shares will vest immediately with respect to one third of his shares, and will vest ratably with respect to the remaining shares on each of the second and third anniversaries of the commencement of the Offerings. All of Mr. Newman's options will vest ratably over three years on each of the first three anniversaries of the date of the grant.

(8) Does not include options to be granted simultaneous with the Offerings to Ms. Sterling Udell, and Messrs. Idol and Isham and to all directors and executive officers as a group under the 1997 Stock Incentive Plan and the 1997 Non-Employee Director Option Plan representing the right to acquire 100,000, 100,000, 100,000 and 1,437,000 shares of Class A Common Stock, respectively.

(9) Mr. Friedman, who is a Managing Director of Goldman, Sachs & Co., disclaims beneficial ownership of the shares owned by the GS Group, except to the extent of his pecuniary interest therein.

                          DESCRIPTION OF CAPITAL STOCK

     As of the date of this Prospectus, the authorized capital stock of the Company consists of 500,000,000 shares of Class A Common Stock, 100,000,000 shares of Class B Common Stock, 70,000,000 shares of Class C Common Stock and 30,000,000 shares of Preferred Stock, par value $.01 per share (the "Preferred Stock"). As of the date of this Prospectus, there are 50,335,021 shares of Class B Common Stock outstanding, all of which are held of record by the Lauren Family Members and 24,920,979 shares of Class C Common Stock outstanding, all of which are held by the GS Group. See "Reorganization and Related Transactions" and "Principal and Selling Stockholders". The following description is a summary and is subject to and qualified in its entirety by reference to the provisions of the Amended and Restated Certificate of Incorporation of the Company, the form of which has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

COMMON STOCK

     The shares of Class A Common Stock, Class B Common Stock and Class C Common Stock are identical in all respects, except for voting rights and certain conversion rights, transfer restrictions in respect of the shares of the Class B Common Stock and Class C Common Stock and the right of the holders of Class B Common Stock and Class C Common Stock to receive the Second Dividend, if any, as described below. The number of authorized shares of any class or classes of capital stock of the Company may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the stock of the Company entitled to vote generally in the election of directors irrespective of the provisions of
Section 242(b)(2) of the General Corporation Law of the State of Delaware (the "Delaware Law") or any corresponding provision hereinafter enacted.

     VOTING RIGHTS. The holders of Class A Common Stock and Class C Common Stock are entitled to one vote per share. Holders of Class B Common Stock are entitled to ten votes per share. Holders of all classes of Common Stock entitled to vote will vote together as a single class on all matters presented to the stockholders for their vote or approval except for the election and the removal of directors as described below and as otherwise required by applicable law. With respect to the election of directors, the Company's Amended and Restated Certificate of Incorporation provides that the Company's Board of Directors will have between six and 20 members plus any directors which are entitled to be elected by any series of Preferred Stock pursuant to the terms thereof (such directors, the "Preferred Directors"). Initially, the Company's Board of Directors will have six members (including the three directors to be added after completion of the Offerings). After this initial selection, four of the directors will be Class B Directors, one of the directors will be the Class C Director and one of the directors will be the Class A Director. While shares of Class A Common Stock, Class B Common Stock and Class C Common Stock are outstanding and while on the record date of any meeting of stockholders of the Company, the number of outstanding shares of Class B Common Stock is at least 10% of the number of shares of all classes of Common Stock outstanding immediately upon the consummation of the Offerings (subject to appropriate adjustment for stock splits, reverse stock splits, stock dividends and similar transactions), if the size of the Board (exclusive of Preferred Directors) is increased, all additional members entitled to be elected by the holders of Common Stock will be Class B Directors with the following exceptions: (i) an additional Class A Director will be added if the Board (exclusive of Preferred Directors) is increased to ten members and again if the Board (exclusive of Preferred Directors) is increased to 19 members; and (ii) an additional Class C Director will be added if the Board (exclusive of Preferred Directors) is increased to 13 members. Under all circumstances, so long as on the record date of any meeting of stockholders of the Company the number of outstanding shares of Class C Common Stock is equal to or greater than 10% of the aggregate number of shares of Common Stock outstanding immediately upon the consummation of the Offerings (subject to appropriate adjustment for stock splits, reverse stock splits, stock dividends and similar transactions), then the holders of the Class C Common Stock, voting as a separate class, shall be entitled to elect one Class C Director if the Board (exclusive of Preferred Directors) consists of less than 13 directors and two Class C Directors if the Board (exclusive of Preferred Directors) consists of 13 or more directors. Accordingly, while the number of outstanding shares of Class B Common Stock on the record date of any meeting of stockholders of the Company is at least 10% of the aggregate number of shares of Common Stock outstanding immediately upon the consummation of the Offerings (subject to appropriate adjustment for stock splits, reverse stock splits, stock dividends and similar transactions), the holders of Class B Common Stock will elect at least two-thirds of the members of the Board of Directors entitled to be elected by the holders of Common Stock. If on the record date for any meeting of stockholders of the Company the number of outstanding shares of Class B Common Stock is less than 10% of the aggregate number of shares of Common Stock outstanding immediately upon the consummation of the Offerings (subject to appropriate adjustment for stock splits, reverse stock splits, stock dividends and similar transactions) directors that would have been elected by a separate vote of that class will instead be elected by the holders of Class A Common Stock and the holders of Class B Common Stock, voting together, with holders of Class A Common Stock having one vote per share and holders of Class B Common Stock having ten votes per share. If on the record date for any meeting of stockholders of the Company the number of outstanding shares of Class C Common Stock is less than 10% of the aggregate number of shares of Common Stock outstanding immediately upon the consummation of the Offerings (subject to appropriate adjustment for stock splits, reverse stock splits, stock dividends and similar transactions), the Class C Common Stock is automatically converted into Class A Common Stock and the director or directors that would have been elected by the holders of the Class C Common Stock will instead be elected by the holders of Class A Common Stock, voting as a separate class, or, if on the record date for any meeting of stockholders of the Company the amount of Class B Common Stock is less than 10% of the aggregate number of shares of Common Stock outstanding immediately upon the consummation of the Offerings (subject to appropriate adjustment for stock splits, reverse stock splits, stock dividends and similar transactions), by the holders of Class A Common Stock and Class B Common Stock, voting together, with the holders of Class A Common Stock having one vote per share and the holders of Class B Common Stock having ten votes per share. Because of the disproportionate voting rights of the Class B Common Stock, in certain instances holders of Class B Common Stock will still be able to elect a majority of the Board of Directors entitled to be elected by the holders of Common Stock when the number of outstanding shares of Class B Common Stock is less than 10% of the number of shares of all classes of Common Stock outstanding immediately upon the consummation of the Offerings (subject to appropriate adjustment for stock splits, reverse stock splits, stock dividends and similar transactions).See "Risk Factors--Control by Lauren Family Members and Anti-Takeover Effect of Multiple Classes of Stock".

     Directors may be removed, with or without cause, only by the holders of the class or classes of Common Stock or series of Preferred Stock that, as of the date such removal is effected, would be entitled to elect such director at the next annual meeting of stockholders. Vacancies in a directorship may be filled only by (a) the remaining directors elected by holders of each class of Common Stock or series of Preferred Stock that (x) elected such director and (y) as of the date such vacancy is filled, would be entitled to elect such director at the next annual meeting of the stockholders or, (b) if there are no such remaining directors, then by the vote of the holders of the class or classes of Common Stock or series of Preferred Stock that, as of the date such vacancy is filled, would be entitled to elect such director at the next annual meeting of stockholders, voting as a separate class at a meeting, special or otherwise, of the holders of Common Stock of such class or classes or series of Preferred Stock.

     As used in this Prospectus, the term "Lauren Family Members" includes only the following persons: (i) Ralph Lauren and his estate, guardian, conservator or committee; (ii) the spouse of Ralph Lauren and her estate, guardian, conservator or committee; (iii) each descendant of Ralph Lauren (a "Lauren Descendant") and their respective estates, guardians, conservators or commit-tees; (iv) each Family Controlled Entity (as defined below); and (v) the trustees, in their respective capacities as such, of each Lauren Family Trust (as defined below). The term "Family Controlled Entity" means (i) any not-for-profit corporation if at least a majority of its board of directors is composed of Ralph Lauren, Mr. Lauren's spouse and/or Lauren Descendants; (ii) any other corporation if at least a majority of the value of its outstanding equity is owned by Lauren Family Members; (iii) any partnership if at least a majority of the economic interest of its partnership interests are owned by Lauren Family Members; and (iv) any limited liability or similar company if at least a majority of the economic interest of the Company is owned by Lauren Family Members. The term "Lauren Family Trust" includes trusts the primary beneficiaries of which are Mr. Lauren, Mr. Lauren's spouse, Lauren Descendants, Mr. Lauren's siblings, spouses of Lauren Descendants and their respective estates, guardians, conservator or committees and/or charitable organizations, provided that if the trust is a wholly charitable trust, at least a majority of the trustees of such trust consist of Mr. Lauren, the spouse of Mr. Lauren and/or Lauren Family Members.

     DIVIDENDS. Holders of Class A Common Stock, Class B Common Stock and Class C Common Stock are entitled to receive dividends at the same rate if, as and when such dividends are declared by the Board out of assets legally available therefor after payment of dividends required to be paid on shares of Preferred Stock, if any. The Company may not make any dividend or distribution to any holder of any class of Common Stock unless simultaneously with such dividend or distribution the Company makes the same dividend or distribution with respect to each outstanding share of Common Stock regardless of class. In the case of a dividend or other distribution payable in shares of a class of Common Stock, including distributions pursuant to stock splits or divisions of Common Stock, only shares of Class A Common Stock may be distributed with respect to Class A Common Stock, only shares of Class B Common Stock may be distributed with respect to Class B Common Stock and only shares of Class C Common Stock may be distributed with respect to Class C Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of the Common Stock, is payable in shares of a class of Common Stock, the number of shares of each class of Common Stock payable per share of such class of Common Stock shall be equal in number. In the case of dividends or other distributions consisting of other voting securities of the Company or of voting securities of any corporation which is a wholly-owned subsidiary of the Company, the Company shall declare and pay such dividends in three separate classes of such voting securities, identical in all respects except that (i) the voting rights of each such security issued to the holders of Class A Common Stock and Class C Common Stock shall be one-tenth of the voting rights of each such security issued to holders of Class B Common Stock, (ii) such security issued to holders of Class B Common Stock shall convert into the security issued to the holders of Class A Common Stock upon the same terms and conditions applicable to the conversion of Class B Common Stock into Class A Common Stock and shall have the same restrictions on transfer and ownership applicable to the transfer and ownership of the Class B Common Stock, (iii) such security issued to the holders of Class C Common Stock shall convert into the security issued to holders of Class A Common Stock upon the same terms and conditions applicable to the conversion of Class C Common Stock into Class A Common Stock and shall have the same restrictions on transfer and ownership applicable to the transfer and ownership of the Class C Common Stock, and (iv) with respect only to dividends or other distributions of voting securities of any corporation which is a wholly owned subsidiary of the Company, the respective voting rights of each such security issued to holders of Class A Common Stock, Class B Common Stock and Class C Common Stock with respect to election of directors shall otherwise be as comparable as is practicable to those of the Class A Common Stock, Class B Common Stock and Class C Common Stock, respectively. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of the Company or of voting securities of any corporation which is a wholly owned subsidiary of the Company, the Company shall provide that such convertible or exchangeable securities and the underlying securities be identical in all respects (including, without limitation, the conversion or exchange rate) except that the underlying securities may have the same differences as they would have if the Company issued voting securities of the

Company or of a wholly owned subsidiary rather than issuing securities convertible into, or exchangeable for, such securities. Notwithstanding the foregoing, holders of Class B Common Stock and Class C Common Stock will be entitled to receive the Second Dividend, if necessary, in the amount of the difference between the actual amount of undistributed taxable income of the Operating Partnerships through the closing of the Reorganization and the amount of the Dividend and the Reorganization Notes. See "Reorganization and Related Transactions".

     RESTRICTIONS ON ADDITIONAL ISSUANCES AND TRANSFER. The Company may not issue or sell (x) any shares of Class B Common Stock or any securities (including, without limitation, any rights, options, warrants or other securities) convertible into, or exchangeable or exercisable for, shares of Class B Common Stock to any person who is not a Lauren Family Member and (y) any shares of Class C Common Stock or any securities (including, without limitation, any rights, options, warrants or other securities) convertible into, or exchangeable or exercisable for, shares of Class C Common Stock to any person who is not a member of the GS Group or, until April 15, 2002, any successor thereof. Additionally, shares of Class B Common Stock may not be transferred, whether by sale, assignment, gift, bequest, appointment or otherwise, to a person other than a Lauren Family Member. Shares of Class C Common Stock may not be transferred to a person other than a member of the GS Group or, until April 15, 2002, any successor thereof. Notwithstanding the foregoing (i) any Lauren Family Member may pledge his, her or its shares of Class B Common Stock to a financial institution pursuant to a bona fide pledge of such shares as collateral security for indebtedness due to the pledgee provided that such shares remain subject to the transfer restrictions and that, in the event of foreclosure or other similar action by the pledgee, such pledged shares of Class B Common Stock may only be transferred to a Lauren Family Member or converted into shares of Class A Common Stock, as the pledgee may elect and (ii) the foregoing transfer restrictions shall not apply in the case of a merger, consolidation or business combination of the Company with or into another corporation in which all of the outstanding shares of Common Stock and Preferred Stock of the Company regardless of class are purchased by the acquiror.

     CONVERSION. Class A Common Stock has no conversion rights. Shares of Class B Common Stock and Class C Common Stock are convertible into Class A Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of Class A Common Stock for each share of Class B Common Stock or Class C Common Stock converted. Each share of Class C Common Stock will also automatically convert into one share of Class A Common Stock if, on the record date for any meeting of the stockholders of the Company, the number of shares of Class C Common Stock then outstanding is less than 10% of the aggregate number of shares of Common Stock outstanding immediately upon the consummation of the Offerings (subject to appropriate adjustment for stock splits, reverse stock splits, stock dividends and similar transactions). Additionally, at such time as a person ceases to be a (i) Lauren Family Member, any share of Class B Common Stock held by such person at such time shall automatically convert into a share of Class A Common Stock, or (ii) a member of the GS Group (or, until April 15, 2002, any successor thereof), any share of Class C Common Stock held by such person at such time shall automatically convert into a share of Class A Common Stock. The Company covenants that (i) it will at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, such number of shares of Class A Common Stock issuable upon the conversion of all outstanding shares of Class B Common Stock and Class C Common Stock, (ii) it will cause any shares of Class A Common Stock issuable upon conversion of a share of Class B Common Stock or Class C Common Stock that require registration with or approval of any governmental authority under federal or state law before such shares may be issued upon conversion to be so registered or approved and (iii) it will use its best efforts to list the shares of Class A Common Stock required to be delivered upon conversion prior to such delivery upon such national securities exchange upon which the outstanding Class A Common Stock is listed at the time of such delivery.

     RECLASSIFICATION AND MERGER. In the event of a reclassification or other similar transaction as a result of which the shares of Class A Common Stock are converted into another security, then a holder of Class B Common Stock or Class C Common Stock will be entitled to receive upon conversion the amount of such other security that the holder would have received if the conversion occurred immediately prior to the record date of such reclassification or other similar transaction. No adjustments in respect of dividends will be made upon the conversion of any share of Class B Common Stock or Class C Common Stock; except if a share is converted subsequent to the record date for the payment of a dividend or other distribution on shares of Class B Common Stock or Class C Common Stock but prior to such payment, then the registered holder of such share at the close of business on such record date will be entitled to receive the dividend or other distribution payable on such date regardless of the conversion thereof or the Company's default in payment of the dividend due on such date.

     In the event the Company enters into any consolidation, merger, combination or other transaction in which shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then, and in such event, the shares of each class of Common Stock will be exchanged for or changed into either (1) the same amount of stock, securities, cash and/or any other property, as the case may be, into which or for which each share of any other class of Common Stock is exchanged or changed; provided, however, that if shares of Common Stock are exchanged for or changed into shares of capital stock, such shares so exchanged for or changed into may differ to the extent and only to the extent that the Class A Common Stock, the Class B Common Stock and the Class C Common Stock differ as provided in the Company's Amended and Restated Certificate of Incorporation or (2) if holders of each class of Common Stock are to receive different distributions of stock, securities, cash and/or any other property, an amount of stock, securities, cash and/or property per share having a value, as determined by an independent investment banking firm of national reputation selected by the Board of Directors, equal to the value per share into which or for which each share of any other class of Common Stock is exchanged or changed.

     LIQUIDATION. In the event of liquidation of the Company, after payment of the debts and other liabilities of the Company and after making provision for the holders of Preferred Stock, if any, the remaining assets of the Company will be distributable ratably among the holders of the Class A Common Stock, Class B Common Stock and Class C Common Stock treated as a single class.

     OTHER PROVISIONS. Except as described below, the holders of the Class A Common Stock, Class B Common Stock and Class C Common Stock are not entitled to preemptive rights. None of the Class A Common Stock, Class B Common Stock or Class C Common Stock may be subdivided or combined in any manner unless the other classes are subdivided or combined in the same proportion. The Company may not make any offering of options, rights or warrants to subscribe for shares of Class B Common Stock or Class C Common Stock. If the Company makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than Class B Common Stock or Class C Common Stock) to all holders of a class of Common Stock, then the Company is required to simultaneously make an identical offering to all holders of the other classes of Common Stock other than to any class the holders of which, voting as a separate class, agrees that such offering need not be made to such class. All such options, rights or warrants offerings shall offer the respective holders of Class A Common Stock, Class B Common Stock and Class C Common Stock the right to subscribe at the same rate per share.

     TRANSFER AGENT AND REGISTRAR. The Transfer Agent and Registrar for the Class A Common Stock will be The Bank of New York.

     LISTING. The Class A Common Stock has been approved for listing, subject to notice of issuance, on the NYSE under the trading symbol "RL".

PREFERRED STOCK

     The Board of Directors is authorized, subject to any limitations prescribed by Delaware Law or the rules of the NYSE or other organizations on whose systems capital stock of the Company may be quoted or listed, to issue shares of Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, powers, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of such series, without any further vote or action by the stockholders of the Company. The approval of the holders of at least 75% of the outstanding shares of Class B Common Stock, however, is required for the issuance of shares of Preferred Stock that have the right to vote for the election of directors under ordinary circumstances or to elect 50% or more of the directors under any circumstances. In no event will a series of Preferred Stock be entitled to vote together with any class of Common Stock with respect to the election of directors entitled to be elected by such class of Common Stock. Depending upon the terms of any series of Preferred Stock established by the Board of Directors, any or all series of Preferred Stock could have preference over the Common Stock with respect to dividends and other distributions and upon liquidation of the Company or could have voting or conversion rights that could adversely affect the holders of the outstanding Common Stock. In addition, the Preferred Stock could delay, defer or prevent a change of control of the Company.

OTHER CHARTER AND BY-LAW PROVISIONS

     Special meetings of stockholders of the Company may be called by the Board, the Chairman of the Board of Directors or the Chief Executive Officer. Except as otherwise required by law, stockholders, in their capacity as such, are not entitled to request or call a special meeting of stockholders of the Company, except that meetings of stockholders of any class of Common Stock may be called by stockholders holding a majority of the shares of that class with respect to any matter as to which the class of Common Stock is entitled to vote as a separate class. Except with respect to any matter as to which a class of Common Stock is entitled to vote as a separate class, the Company's stockholders may not take any action on any matter by written consent. Certain provisions of the Company's Amended and Restated Certificate of Incorporation relating to the issuance of preferred stock, action by stockholders, calling of special stockholder meetings and such amendment provision may be amended only with the approval of 75% of the outstanding voting power of the Common Stock voting as a single class in addition to any voting requirements under Delaware law. Additionally, the provisions of the Amended and Restated Certificate of Incorporation relating to certain terms of the Common Stock and the provision prohibiting preferred stockholders from voting together with any class of Common Stock for the election of directors entitled to be elected by such class of Common Stock may not be amended in any respect with respect to any affected class of Common Stock without the approval of such class of Common Stock voting as a separate class. The Board may from time to time adopt, amend or repeal the By-laws except that any By-laws adopted or amended by the Board may be amended or repealed, and any By-laws may be adopted, by the stockholders of the Company by vote of a majority of the holders of shares of stock of the Company entitled to vote in the election of directors of the Company.

ADVANCE NOTICE PROVISIONS FOR STOCKHOLDER NOMINATIONS AND STOCKHOLDER PROPOSALS

     The Company's By-laws establish an advance notice procedure for stockholders to make nominations of candidates for election as director, or to bring other business before an annual meeting of stockholders of the Company (the "Stockholder Notice Procedure").

     The Stockholder Notice Procedure provides that, subject to the rights of any holders of Preferred Stock, only persons who are nominated by, or at the direction of, the Board, or by a stockholder who has given timely written notice to the Secretary of the Company prior to the meeting at which directors are to be elected, will be eligible for election as directors of the Company. The Stockholder Notice Procedure provides that at an annual meeting only such business may be conducted as has been brought before the meeting by, or at the direction of, the Board or by a stockholder who has given timely written notice to the Secretary of the Company of such stockholder's intention to bring such business before such meeting. Under the Stockholder Notice Procedure, to be timely, notice of stockholder nominations or proposals to be made at an annual or special meeting must be received by the Company not less than 60 days nor more than 90 days prior to the scheduled date of the meeting (or, if less than 70 days' notice or prior public disclosure of the date of the meeting is given, the 10th day following the earlier of (i) the day such notice was mailed or (ii) the day such public disclosure was made).

     Under the Stockholder Notice Procedure, a stockholder's notice to the Company proposing to nominate a person for election as a director must contain certain information about the nominating stockholder and the proposed nominee. Under the Stockholder Notice Procedure, a stockholder's notice relating to the conduct of business other than the nomination of directors must contain certain information about such business and about the proposing stockholder. If the Chairman of the Board or other officer presiding at a meeting determines that a person was not nominated, or other business was not brought before the meeting, in accordance with the Stockholder Notice Procedure, such person will not be eligible for election as a director, or such business will not be conducted at such meeting, as the case may be.

     By requiring advance notice of nominations by stockholders, the Stockholder Notice Procedure affords the Board an opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by the Board, to inform stockholders about such qualifications. By requiring advance notice of other proposed business, the Stockholder Notice Procedure also provides a more orderly procedure for conducting annual meetings of stockholders and, to the extent deemed necessary or desirable by the Board, provides the Board with an opportunity to inform stockholders, prior to such meetings, of any business proposed to be conducted at such meetings, together with any recommendations as to the Board's position regarding action to be taken with respect to such business, so that stockholders can better decide whether to attend such a meeting or to grant a proxy regarding the disposition of any such business.

     Although the By-laws of the Company do not give the Board any power to approve or disapprove stockholder nominations for the election of directors or proposals for action, the foregoing provisions may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to the Company and its stockholders.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

     The Company is subject to the provisions of Section 203 of Delaware Law ("Section 203"). Under Section 203, certain "business combinations" between a Delaware corporation whose stock generally is publicly traded or held of record by more than 2,000 stockholders and an "interested stockholder" are prohibited for a three-year period following the date that such a stockholder became an interested stockholder, unless (i) the corporation has elected in its original certificate of incorporation not to be governed by Section 203 (the Company did not make such an election), (ii) the business combination was approved by the Board of Directors of the corporation before the other party to the business combination became an interested stockholder, (iii) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan) or (iv) the business combination was approved by the Board of Directors of the corporation and ratified by two-thirds of the voting stock which the interested stockholder did not own. The three-year prohibition also does not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of the majority of the corporation's directors. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an "interested stockholder", transactions with an "interested stockholder" involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholders percentage ownership of stock. The term "interested stockholder" is defined generally as a stockholder who, together with affiliates and associates, owns (or, within three years prior, did own) 15% or more of a Delaware corporation's voting stock. Section 203 could prohibit or delay a merger, takeover or other change in control of the Company and therefore could discourage attempts to acquire the Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to the Offerings there has been no market for the shares of the Class A Common Stock. The Company can make no predictions as to the effect, if any, that sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of the Class A Common Stock in the public market, or the perception that such sales may occur, may adversely affect prevailing market prices. See "Risk Factors--Shares Eligible for Future Sale; Potential Adverse Effect on Stock Price; Registration Rights".

     In general, under Rule 144, if a period of at least one year has elapsed since the later of the date the "restricted securities" were acquired from the Company and the date they were acquired from an Affiliate, then the holder of such restricted securities (including an Affiliate) is entitled to sell a number of shares within any three-month period that does not exceed the greater of 1% of the then outstanding shares of the Class A Common Stock (approximately 295,000 shares immediately after the Offerings) or the average weekly reported volume of trading of the Class A Common Stock on the NYSE during the four calendar weeks preceding such sale. The holder may only sell such shares through unsolicited brokers' transactions. Sales under Rule 144 are also subject to certain requirements pertaining to the manner of such sales, notices of such sales and the availability of current public information concerning the Company. Affiliates may sell shares not constituting restricted shares in accordance with the foregoing volume limitations and other requirements but without regard to the one year holding period. Under Rule 144(k), if a period of at least two years has elapsed between the later of the date restricted securities were acquired from the Company and the date they were acquired from an Affiliate, as applicable, a holder of such restricted securities who is not an Affiliate at the time of the sale and has not been an Affiliate for at least three months prior to the sale would be entitled to sell the shares immediately without regard to the volume limitations and other conditions described above.

     Upon completion of the Offerings, the Company will have outstanding a total of 29,847,846 shares of Class A Common Stock, 45,935,021 shares of Class B Common Stock and 22,720,979 shares of Class C Common Stock. Of such shares, the 29,500,000 shares of Class A Common Stock being sold in the Offerings (together with any shares sold upon exercise of the Underwriters' over-allotment options) will be immediately eligible for sale in the public market without restriction, except for shares purchased by or issued to any Affiliate of the Company. All 45,935,021 shares of Class B Common Stock (which may be converted into Class A Common Stock at any time) will be owned by the Lauren Family Members and all 22,720,979 shares of Class C Common Stock (which may be converted into Class A Common Stock at any time) will be owned by the GS Group. So long as any stockholder remains an Affiliate of the Company, any shares of Class A Common Stock (including any shares issued upon conversion of other classes of Common Stock) held by such person will only be available for public sale if such shares are registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as Rule 144, subject to the restrictions discussed above. The Company, Lauren Family Members that own shares of Common

Stock, the GS Group and the executive officers and directors of the Company have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Class A Common Stock or any securities of the Company that are substantially similar to the Class A Common Stock, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, Class A Common Stock or any such substantially similar securities (other than pursuant to employee or director stock or stock option plans existing on the date of this Prospectus or in connection with the PRC Acquisition) for a period of 180 days after the date of this Prospectus without the prior written consent of Goldman, Sachs & Co., as representative of the Underwriters, except for the shares of Class A Common Stock offered in connection with the Offerings. In addition, certain restrictions on transfers of shares of Common Stock by the stockholders of the Company are contained in the Stockholders' Agreement. See "Certain Relationships and Related
Transactions -- Reorganization Transactions".

     The Company intends to file as soon as practicable after the commencement of the Offerings a registration statement on Form S-8 under the Securities Act to register approximately 10,000,000 and 500,000 shares of Class A Common Stock reserved for issuance under the 1997 Stock Incentive Plan and the 1997 Non-Employee Director Option Plan, respectively, including, in some cases, shares for which an exemption under Rule 144 would also be available, thus permitting the resale of shares issued under such plans by non-Affiliates in the public market without restriction under the Securities Act. Such registration statement is expected to become effective immediately upon filing, whereupon shares registered thereunder will become eligible for sale in the public market, subject to vesting and, in certain cases, subject to the lock-up agreement described above. Upon completion of the Offerings, options to purchase an aggregate of approximately 4,200,000 shares of Class A Common Stock will be outstanding under the 1997 Stock Incentive Plan and the 1997 Non-Employee Director Option Plan.

     Certain Lauren Family Members and the GS Group are entitled to certain registration rights with respect to their shares of Common Stock. See "Certain Relationships and Related Transactions--Registration Rights Agreement".

                                 LEGAL MATTERS

     The legality of the Class A Common Stock offered hereby and certain tax and other legal matters will be passed upon for the Company by Paul, Weiss, Rifkind, Wharton & Garrison. Certain legal matters will be passed upon for the Underwriters by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York.

                                    EXPERTS

     The combined financial statements and schedules of Polo Ralph Lauren Corporation as of March 30, 1996 and for each of the two years in the period ended March 30, 1996 included in this Prospectus have been audited by Mahoney, Cohen, Rashba & Pokart, CPA, PC, independent auditors, as set forth in their reports thereon included elsewhere herein and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

     The combined financial statements of Polo Ralph Lauren Corporation as of March 29, 1997 and for the year then ended, included in the Prospectus and the related financial statement schedule included elsewhere in the Registration Statement of which this Prospectus is a part have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     In December 1996, the Company appointed Deloitte & Touche LLP as its independent public accountants to replace Mahoney Cohen Rashba & Pokart, CPA, PC. The former accountant's report on the financial statements for the years ended March 30, 1996 and April 1, 1995 did not contain an adverse opinion, disclaimer opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles. In addition, there were no disagreements between the Company and its former accountants during the preceding two fiscal years or during any subsequent interim period preceding their replacement on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures during the two most recent fiscal years in the period ended March 30, 1996 and any subsequent interim period preceding such dismissal. The decision to change accountants was approved by the general partner of Enterprises.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act with respect to the Class A Common Stock offered hereby. This Prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain items of which are omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Class A Common Stock offered hereby, reference is made to the Registration Statement and to the financial statements, schedules, and exhibits filed as a part thereof. The Registration Statement, including all schedules and exhibits thereto, may be inspected without charge at the public reference facilities maintained by the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. and at the Commission's regional offices at 7 World Trade Center, 13th floor, New York, New York and 500 West Madison Street, Suite 1400, Chicago, Illinois. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

     The Company is aware of a website on the internet at http://www.ralphlaurenfragrance.com which was created and is maintained solely by Cosmair, Inc., one of the Company's independent licensing partners. Cosmair, Inc. is the author of all information on such website and is solely responsible for its contents. The Company neither drafts nor approves the contents of any material on Cosmair, Inc.'s website.

     Statements contained in this Prospectus concerning the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or otherwise with the Commission, each such statement being qualified in all respects by such reference.

     The Company will be subject to the periodic reporting and other informational requirements of the Exchange Act. The Company will fulfill its obligations with respect to such requirements by filing periodic reports with the Commission. In addition, the Company intends to furnish its stockholders with annual reports containing financial statements audited by independent certified accountants.

                         POLO RALPH LAUREN CORPORATION

                     INDEX TO COMBINED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Independent Auditors' Report........................................................    F-2
Independent Auditor's Report........................................................    F-3
Combined Balance Sheets as of March 30, 1996 and March 29, 1997.....................    F-4
Combined Statements of Income for the years ended April 1, 1995, March 30, 1996 and
  March 29, 1997....................................................................    F-5
Combined Statements of Stockholders' Equity and Partners' Capital for the years
  ended April 1, 1995, March 30, 1996 and March 29, 1997............................    F-6
Combined Statements of Cash Flows for the years ended April 1, 1995, March 30, 1996
  and March 29, 1997................................................................    F-7
Notes to Combined Financial Statements..............................................    F-8

The financial statements of Polo Ralph Lauren Corporation have not been included because the registrant is a newly-formed shell company into which the operating partnerships will be reorganized.

                          INDEPENDENT AUDITORS' REPORT

To the Partners of
Polo Ralph Lauren Enterprises, L.P.
New York, New York

We have audited the accompanying combined balance sheet of Polo Ralph Lauren Corporation (the "Company" as defined in Note 1(a)) as of March 29, 1997, and the related combined statements of income, partners capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of March 29, 1997, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

/s/ DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP
New York, New York
May 15, 1997
(June 9, 1997 as to Note 7)

                          INDEPENDENT AUDITOR'S REPORT

The Partners
Polo Ralph Lauren Enterprises, L.P.

     We have audited the accompanying combined balance sheet of Polo Ralph Lauren Corporation (the "Company" as defined in note 1(a)) as of March 30, 1996, and the related combined statements of income, partners' capital, and cash flows for each of the two years in the period ended March 30, 1996. These combined financial statements are the responsibility of management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Polo Ralph Lauren Corporation as of March 30, 1996, and the results of its operations and its cash flows for each of the two years in the period ended March 30, 1996 in conformity with generally accepted accounting principles.

/s/ Mahoney Cohen Rashba & Pokart, CPA, PC

MAHONEY COHEN RASHBA & POKART, CPA, PC
New York, New York
June 21, 1996,
except as to Note 1(a)
dated March 14, 1997

                         POLO RALPH LAUREN CORPORATION

                            COMBINED BALANCE SHEETS
                                 (IN THOUSANDS)





                                                                                     PRO FORMA
                                                          MARCH 30,      MARCH 29,   MARCH 29,
                                                            1996         1997          1997
                                                          --------     ---------     ---------
                                                                                     (UNAUDITED)
                                            ASSETS
Current assets
  Cash and cash equivalents.............................  $ 13,568     $  29,599
  Accounts receivable, net of allowances of $11,054 and
     $12,845, respectively..............................   144,999       144,303
  Inventories...........................................   269,113       222,147
  Prepaid expenses and other............................    31,886        40,290
                                                          --------      --------
          Total current assets..........................   459,566       436,339

Property and equipment, net.............................    48,980        83,240
Investment in and advances to affiliate.................    21,710        17,977
Other assets............................................    33,417        39,187
                                                          --------      --------
                                                          $563,673     $ 576,743
                                                          ========      ========
                              LIABILITIES AND PARTNERS' CAPITAL
Current liabilities
  Notes and acceptances payable -- banks................  $ 73,731     $  26,777
  Current portion of long-term debt.....................    11,765        22,248
  Current portion of subordinated notes.................        --        20,000
  Dividend and Reorganization Notes payable.............        --            --     $  85,792
  Accounts payable......................................    74,244        89,417
  Accrued expenses and other............................    36,982        65,525
                                                          --------      --------
          Total current liabilities.....................   196,722       223,967

Long-term debt..........................................    70,149        47,875
Other noncurrent liabilities............................    15,149        20,216
Subordinated notes......................................    44,000        24,000
Commitments and contingent liabilities (Note 12)........        --            --

Partners' capital/stockholders' equity
  Common Stock
     Class A, par value $.01 per share; 500,000,000
       shares authorized; 13,744,000 shares issued and
       outstanding, pro forma...........................                                   137
     Class B, par value $.01 per share; 100,000,000
       shares authorized; 50,335,021 shares issued and
       outstanding, pro forma...........................                                   504
     Class C, par value $.01 per share; 70,000,000
       shares authorized; 24,920,979 issued and
       outstanding, pro forma...........................                                   249
  Additional paid-in-capital............................                               199,435
  Partners' capital/stockholders' equity................   237,541       260,837            --
  Cumulative translation adjustment.....................       112          (152)           --
                                                          --------      --------      --------
          Total partners' capital/stockholders'
            equity......................................   237,653       260,685     $ 200,325
                                                          --------     ---------     ---------
                                                                                     ---------
                                                          $563,673     $ 576,743
                                                          ========      ========

            See accompanying notes to combined financial statements.

                         POLO RALPH LAUREN CORPORATION

                         COMBINED STATEMENTS OF INCOME
                                 (IN THOUSANDS)

                                                                 FISCAL YEAR ENDED
                                                       --------------------------------------
                                                       APRIL 1,     MARCH 30,      MARCH 29,
                                                         1995          1996           1997
                                                       --------     ----------     ----------
Net sales............................................  $746,595     $  909,720     $1,043,330
Licensing revenue....................................   100,040        110,153        137,113
                                                       --------       --------     ----------
  Net revenues.......................................   846,635      1,019,873      1,180,443
Cost of goods sold...................................   474,999        583,546        648,597
                                                       --------       --------     ----------
  Gross profit.......................................   371,636        436,327        531,846
Selling, general and administrative expenses.........   261,506        309,207        374,483
                                                       --------       --------     ----------
  Income from operations.............................   110,130        127,120        157,363
Interest expense.....................................    16,450         16,287         13,660
Equity in net loss of affiliate......................       262          1,101          3,599
                                                       --------       --------     ----------
  Income before income taxes.........................    93,418        109,732        140,104
Provision for income taxes...........................    13,244         10,925         22,804
                                                       --------       --------     ----------
  Net income.........................................  $ 80,174     $   98,807     $  117,300
                                                       ========       ========     ==========
PRO FORMA (NOTE 1)--(UNAUDITED)
Historical income before income taxes................                              $  140,104
Pro forma provision for income taxes.................                                  58,844
                                                                                   ----------
Pro forma net income.................................                              $   81,260
                                                                                   ==========
Pro forma net income per share.......................                              $     0.88
                                                                                   ==========
Pro forma common shares outstanding..................                              92,672,565
                                                                                   ==========

            See accompanying notes to combined financial statements.

                         POLO RALPH LAUREN CORPORATION

       COMBINED STATEMENTS OF STOCKHOLDERS' EQUITY AND PARTNERS' CAPITAL
                                 (IN THOUSANDS)

                                                                  RETAINED
                                                  ADDITIONAL    EARNINGS AND     CUMULATIVE
                                        COMMON      PAID IN       PARTNERS'     TRANSLATION
                                         STOCK      CAPITAL        CAPITAL       ADJUSTMENT      TOTAL
                                        -------   -----------   -------------   ------------   ---------
Balance at April 2, 1994..............   $  58       $  88        $ 117,580        $  311      $ 118,037

Net income............................                               80,174                       80,174
Capital contributions.................                              128,000                      128,000
Formation of partnership..............     (58)        (88)          (1,274)          (80)        (1,500)
Translation adjustment................                                               (287)          (287)
Distributions to stockholders and
  partners............................                             (135,845)                    (135,845)
                                           ---         ---         --------         -----       --------
  Balance at April 1, 1995............      --          --          188,635           (56)       188,579

Net income............................                               98,807                       98,807
Translation adjustment................                                                168            168
Capital contributions.................                               10,000                       10,000
Distributions to partners.............                              (59,901)                     (59,901)
                                           ---         ---         --------         -----       --------
  Balance at March 30, 1996...........      --          --          237,541           112        237,653

Net income............................                              117,300                      117,300
Translation adjustment................                                               (264)          (264)
Distributions to partners.............                              (94,004)                     (94,004)
                                           ---         ---         --------         -----       --------
  Balance at March 29, 1997...........      --          --        $ 260,837        $ (152)     $ 260,685
                                           ===         ===         ========         =====       ========

            See accompanying notes to combined financial statements.

                         POLO RALPH LAUREN CORPORATION

                       COMBINED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                           FISCAL YEAR ENDED
                                                                  ------------------------------------
                                                                                 MARCH
                                                                  APRIL 1,        30,        MARCH 29,
                                                                    1995          1996         1997
                                                                  ---------     --------     ---------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income....................................................... $  80,174     $ 98,807     $ 117,300
  Adjustments to reconcile net income to net cash provided by operating activities:
  Equity in net loss of affiliate................................       262        1,101         3,599
  Depreciation and amortization..................................     9,938        9,743        13,755
  Provision for losses on accounts receivable....................     2,700        1,122           833
  Other..........................................................     1,244       (2,596)          (42)
  Changes in assets and liabilities, net of acquisition
    Accounts receivable..........................................    15,276      (34,155)         (137)
    Inventories..................................................   (61,680)      21,811        46,702
    Prepaid expenses and other...................................    10,075      (10,428)       (9,223)
    Other assets.................................................    (1,740)      (6,733)       (4,323)
    Accounts payable.............................................    (1,172)       9,798        15,173
    Accrued expenses and other...................................     1,134        2,855        19,943
                                                                  ---------     ---------    ---------
Net cash provided by operating activities........................    56,211       91,325       203,580
                                                                  ---------     ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Acquisition....................................................        --      (39,726)           --
  Purchases of property and equipment............................    (4,939)      (5,575)      (35,330)
  Cash surrender value -- officers' life insurance...............    (3,473)      (3,685)       (3,230)
                                                                  ---------     ---------    ---------
Net cash used in investing activities............................    (8,412)     (48,986)      (38,560)
                                                                  ---------     ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from (repayments of) short-term borrowings, net.......   (98,408)      14,109       (46,954)
  Repayments of long-term debt...................................   (51,555)     (11,719)      (11,791)
  Proceeds from long-term debt...................................   106,290       10,000            --
  Distributions paid to stockholders and partners................  (134,308)     (56,284)      (90,284)
  Capital contributions..........................................   128,000       10,000            --
                                                                  ---------     ---------    ---------
Net cash used in financing activities............................   (49,981)     (33,894)     (149,029)
                                                                  ---------     ---------    ---------
Net (decrease) increase in cash and cash equivalents.............    (2,182)       8,445        15,991
Effect of exchange rate changes on cash and cash equivalents.....        --          (26)           40
Cash and cash equivalents at beginning of period.................     7,331        5,149        13,568
                                                                  ---------     ---------    ---------
Cash and cash equivalents at end of period....................... $   5,149     $ 13,568     $  29,599
                                                                  =========     =========    =========
SUPPLEMENTAL CASH FLOW INFORMATION
  Cash paid for interest......................................... $  15,457     $ 17,189     $  16,005
                                                                  =========     =========    =========
  Cash paid for income taxes..................................... $  10,592     $ 11,602     $  22,280
                                                                  =========     =========    =========
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING
  ACTIVITIES
  Foreign tax credits distributed to stockholders/partners....... $   1,537     $  3,617     $   3,720
                                                                  =========     =========    =========
  Capital obligations for completed shop-within-shop boutiques...                            $   8,600
                                                                                             =========
  Fair value of assets acquired, excluding cash..................               $ 40,260
  Cash paid......................................................                (39,726)
                                                                                ---------
  Payable to seller..............................................               $    534
                                                                                =========

            See accompanying notes to combined financial statements.

                         POLO RALPH LAUREN CORPORATION

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT WHERE OTHERWISE INDICATED)

1. BASIS OF PRESENTATION AND ORGANIZATION

  (a) Basis of Presentation

     The accompanying combined financial statements include the accounts of Polo Ralph Lauren Enterprises, L.P. ("Enterprises"), Polo Ralph Lauren, L.P. and subsidiaries ("Polo Partnership"), The Ralph Lauren Womenswear Company, L.P. and subsidiary ("Womenswear") and an investment in Polo Retail Corporation and subsidiaries ("PRC"), a 50% joint venture with a nonaffiliated partner, accounted for under the equity method (collectively the "Company"). The controlling interests of the Company are held by Mr. Ralph Lauren, with a 28.5% interest held by certain investment funds affiliated with The Goldman Sachs Group, L.P. (collectively, the "GS Group").

     On October 31, 1994, Enterprises and the Polo Partnership were formed pursuant to limited partnership agreements to own and operate the businesses previously conducted by Mr. Lauren. Mr. Lauren contributed his ownership interests in these businesses for an effective 71.5% ownership interest and the GS Group made a capital cash contribution of $128.0 million for an effective ownership interest of 28.5%.

     The combined financial statements for the year ended April 1, 1995 include the businesses previously conducted by Mr. Lauren and have been prepared as if the entities had operated as a single consolidated group since their respective dates of organization. The financial statements are being presented on a combined basis because of their common ownership. All significant intercompany balances and transactions have been eliminated.

  (b) Acquisition

     On October 16, 1995, Womenswear acquired the assets of Ralph Lauren Womenswear, Inc. ("RLW"), a nonaffiliated licensee, at book value which approximated fair value, consisting principally of inventories ($19.7 million) and accounts receivable ($18.2 million) for $40.3 million in cash. This acquisition was accounted for as a purchase.

  (c) Business

     The Company, which operates in one business segment, designs, licenses, contracts for the manufacture of, markets and distributes men's and women's apparel, accessories, fragrances, skin care products and home furnishings. The Company's sales are principally to major department and specialty stores located throughout the United States. Additionally, the Company also sells directly to consumers through Company-owned Polo stores, including flagship stores in New York, and outlet stores located throughout the United States. A substantial portion of the Company's net revenues and income from operations are derived from, and identifiable assets are located in, the United States.

     The Company is party to licensing agreements which grant the licensees exclusive rights to use the various trademarks owned by the Company in connection with the manufacture and sale of designated products in specified geographical areas. Additionally, the Company has granted royalty-free licenses to independent parties to operate Polo stores to promote the sale of merchandise of the Company and its licensees both domestically and internationally. The license agreements typically provide for designated terms with renewal options based on achievement of specified sales targets. The agreements also require that certain minimum amounts be spent on advertising for licensed products. Additionally, as part of the licensing arrangements, each licensee is typically required to enter into a design services agreement pursuant to which design and other creative

                         POLO RALPH LAUREN CORPORATION

                (IN THOUSANDS, EXCEPT WHERE OTHERWISE INDICATED)

services are provided. The license and design services agreements provide for payments based on specified percentages of net sales.

     A significant amount of the Company's products are produced in the Far East through arrangements with independent contractors. As a result, the Company's operations could be adversely affected by political instability resulting in the disruption of trade from the countries in which these contractors are located, or by the imposition of additional duties or regulations relating to imports or by the contractors' inability to meet the Company's production requirements.

  (d) Reorganization and Pro Forma Adjustments (Unaudited)

     In connection with the Company's contemplated initial public offerings of stock (the "Offerings"), the partners and certain of their affiliates are contributing to a newly formed entity, Polo Ralph Lauren Corporation ("Polo"), all of the outstanding stock of and partnership interests in the entities which comprise the Company, in exchange for various combinations of common stock (the "Reorganization"). In connection with the Reorganization, the Company will declare a dividend and issue reorganization notes to the stockholders representing estimated undistributed earnings of the Company through the closing of the Reorganization ("Dividend and Reorganization Notes").

     Concurrently with the Reorganization, the Company will acquire from an entity under common control the trademarks and rights under a licensing agreement associated with its U.S. fragrance business and the interests it does not already own in another related entity that holds the trademarks related to its international licensing business in exchange for shares of Class B Common Stock of Polo ("Trademark Acquisition").

     Concurrently with the Reorganization, the Company will become subject to additional Federal, state and local taxes. The pro forma combined statement of income data for the year ended March 29, 1997 reflects adjustments for income taxes based upon pro forma pre-tax income as if the Company had been subject to additional Federal, state and local income taxes as of March 31, 1996, based upon a pro forma effective tax rate of 42%. No other pro forma adjustments have been reflected herein as their effects are not material to the results of operations.

     The pro forma combined balance sheet of the Company at March 29, 1997 is adjusted for: (i) the declaration of Dividend and the issuance of the Reorganization Notes to the stockholders of Polo, which through March 29, 1997 approximated $85.8 million; and (ii) the recording of a net deferred tax asset of $25.4 million, in addition to approximately $2.8 million of certain Federal, state and local deferred tax assets previously recorded, which Polo will record concurrently with the termination of the Company's partnership status. The pro forma deferred income taxes reflect the net tax effect of temporary differences, primarily uniform inventory capitalization, depreciation, allowance for doubtful accounts and other accruals, between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes.

  (e) Pro forma net income per share (Unaudited)

     Pro forma net income per share is based upon (i) 89,000,000 shares of Common Stock outstanding as a result of the Reorganization and the Trademark Acquisition; increased by (ii) the sale of 3,568,719 shares of Class A Common Stock by the Company at an offering price of $26.00 per share ($24.04 net of expenses), the proceeds of which would be necessary to pay approximately $85,792 in satisfaction of the Dividend and Reorganization Notes; (iii) 26,923 shares of Class A Common Stock expected to be issued in connection with the PRC Acquisition and

                         POLO RALPH LAUREN CORPORATION

                (IN THOUSANDS, EXCEPT WHERE OTHERWISE INDICATED)

(iv) 76,923 shares of Class A Common Stock which the Company will award to an executive officer simultaneous with the commencement of the Offerings.

     Supplementary pro forma net income per share of $0.83 is based upon the average number of shares of Common Stock used in the calculation of pro forma net income per Common Stock increased by (i) the sale of 998,336 shares of Class A Common Stock by the Company at an initial offering price of $26.00 ($24.04, net of expenses), the proceeds of which would be necessary to repay approximately $24,000 outstanding under the Subordinated Notes (as defined) and
(ii) the sale of 4,832,196 shares of Class A Common Stock by the Company, at an offering price of $26.00 ($24.04, net of expenses), the proceeds of which would be necessary to repay approximately $116,166 of the Company's outstanding indebtedness.

2.  SIGNIFICANT ACCOUNTING POLICIES

  Fiscal Year

     The Company's fiscal year ends on the Saturday nearest to March 31. All references herein to "1995," "1996" and "1997" represent the 52 week fiscal years ended April 1, 1995, March 30, 1996 and March 29, 1997, respectively.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Cash and Cash Equivalents

     Cash and cash equivalents include all highly liquid investments with an original maturity of three months or less.

  Inventories

     Wholesale inventories are valued at the lower of cost (first-in, first-out method) or market. Retail inventories are valued using the retail method.

  Property, Equipment, Depreciation and Amortization

     Property and equipment are stated at cost. Depreciation of furniture and fixtures and machinery and equipment is calculated using the straight-line method over estimated average useful lives of approximately five years. Leasehold improvements are amortized using the straight-line method over the lesser of the term of the related lease or the estimated useful life. Major additions and betterments are capitalized, and repairs and maintenance are charged to operations in the period incurred. Additionally, the Company capitalizes its share of the cost of constructing shop-within-shop boutiques under agreements with retailers and amortizes such costs using the straight-line method over the lesser of their estimated useful lives or the life of the underlying agreement.

                         POLO RALPH LAUREN CORPORATION

                (IN THOUSANDS, EXCEPT WHERE OTHERWISE INDICATED)

  Officers' Life Insurance

     The Company maintains key man life insurance policies on several of its senior executives and other related parties, certain of which contain split dollar arrangements. The Company is not the beneficiary under most of these policies. The key man policies are recorded at their cash surrender value while the policies with split dollar arrangements are recorded at the lesser of their cash surrender value or premiums paid. Such policies amounted to $21,734 and $24,964, net of loans of $5,608 and $5,757 at March 30, 1996 and March 29, 1997,
respectively, and are included in other assets in the accompanying combined balance sheets.

  Store Preopening Costs

     Costs associated with the opening of a new store are deferred (included in prepaid expenses and other) and amortized within one year commencing from the date of the store opening.

  Impairment of Long-Lived and Intangible Assets

     In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. In evaluating the fair value and future benefits of long-lived assets, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets and reduces their carrying value by the excess, if any, of the result of such calculation. The Company adopted SFAS No. 121 effective March 31, 1996. There were no adjustments to the carrying amount of long-lived assets resulting from the Company's evaluation.

  Revenues

     Sales are recognized upon shipment of products to customers and, in the case of sales by Company-owned outlet and retail stores, when goods are sold to customers. Allowances for estimated uncollectible accounts and discounts are provided when sales are recorded. Licensing revenue is recognized as earned.

  Concentration of Credit Risk

     The Company sells its merchandise primarily to major upscale department stores across the United States and extends credit based on an evaluation of the customer's financial condition, usually without requiring collateral. Credit risk is driven by conditions or occurrences within the economy and the retail industry and is principally dependent on each customer's financial condition. A decision by the controlling owner of a group of stores or any substantial customer to decrease the amount of merchandise purchased from the Company or to cease carrying its products could materially adversely affect the Company. The Company had three customers who in aggregate constituted 36% and 48% of trade accounts receivable outstanding at March 30, 1996 and March 29, 1997, respectively. Additionally, the Company had three licensees who in aggregate constituted approximately 45%, 43% and 39% of licensing revenue in fiscal 1995, 1996 and 1997, respectively.

     The Company had one significant customer that accounted for approximately 11% of net sales in fiscal 1995, 1996 and 1997, respectively.

                         POLO RALPH LAUREN CORPORATION

                (IN THOUSANDS, EXCEPT WHERE OTHERWISE INDICATED)

     The Company monitors credit levels and the financial condition of its customers on a continuing basis to minimize credit risk. The Company believes that adequate provision for credit loss has been made in the accompanying combined financial statements.

     The Company is also subject to concentrations of credit risk with respect to its cash and cash equivalents which it minimizes by placing these funds with high-quality institutions.

  Advertising

     The Company expenses the production costs of advertising, marketing and public relations expenses upon the first showing of the related advertisement. These expenses amounted to $34,028, $44,488 and $55,498 in fiscal 1995, 1996 and 1997, respectively.

  Income Taxes

     The entities in the combined group include principally a Subchapter S Corporation in fiscal 1995 and partnerships in fiscal 1996 and 1997 which are not subject to Federal or certain state income taxes. Therefore, no provision has been made in the accompanying combined financial statements as taxes are the liability of the partners. However, Federal, state and local taxes have been provided on the income of all domestic C corporations in the combined group. Foreign income taxes have also been provided on the income of the foreign companies in the combined group.

     The Company has recorded its provision for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Under SFAS No. 109, the deferred tax provision is determined under the liability method which requires the recognition of deferred tax assets and liabilities based on differences between financial statement and tax bases of assets and liabilities using presently enacted tax rates.

  Financial Instruments

     The Company uses derivative financial instruments to reduce its exposures to changes in interest rates and foreign exchange rates. The Company does not hold or issue financial instruments for trading or speculative purposes. While these instruments are subject to risk of loss from changes in exchange and interest rates, those losses would generally be offset by gains on the related exposures.

  Foreign Currency Translation

     The financial position and results of operations of a foreign subsidiary of the Company is measured using the local currency as the functional currency. Assets and liabilities are translated at the exchange rate in effect at each year end. Results of operations are translated at the average rate of exchange prevailing throughout the period. Translation adjustments arising from differences in exchange rates from period to period are included in the cumulative translation adjustment account under partners' capital. Gains and losses from foreign currency transactions are included in operating results and were not material.

  Stock Options

     In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, Accounting for Stock-Based Compensation. This Statement will be effective in fiscal 1998 upon the establishment of the Stock Incentive Plan by the Company in connection with the Offerings. The Company will adopt only the disclosure provision of SFAS No. 123 and account for stock-based compensation in

                         POLO RALPH LAUREN CORPORATION

                (IN THOUSANDS, EXCEPT WHERE OTHERWISE INDICATED)

accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, which recognizes compensation cost based on the intrinsic value of the equity instrument awarded.

3. INVENTORIES

                                                                   MARCH 30,     MARCH 29,
                                                                     1996          1997
                                                                   ---------     ---------
    Raw materials..............................................    $  52,993     $  32,781
    Work-in-process............................................       13,302         5,788
    Finished goods.............................................      202,818       183,578
                                                                    --------      --------
                                                                   $ 269,113     $ 222,147
                                                                    ========      ========

     Inventories of $83,243 and $93,874 at March 30, 1996 and March 29, 1997, respectively, were valued utilizing the retail method and are included in finished goods.

4. PROPERTY AND EQUIPMENT

                                                                   MARCH 30,     MARCH 29,
                                                                     1996          1997
                                                                   ---------     ---------
    Land.......................................................    $     656     $     656
    Furniture and fixtures.....................................       25,050        54,415
    Machinery and equipment....................................       18,451        18,567
    Leasehold improvements.....................................       63,233        78,554
                                                                     -------       -------
                                                                     107,390       152,192
    Less: accumulated depreciation and amortization............       58,410        68,952
                                                                     -------       -------
                                                                   $  48,980     $  83,240
                                                                     =======       =======

5. INVESTMENT IN AND ADVANCES TO AFFILIATE

     Investment in and advances to affiliate reflects the Company's 50% interest in PRC which was formed in February 1993 to operate Polo stores located throughout the United States. The Company has guaranteed up to $2.0 million of PRC's working capital facility. (See Note 13).

     Sales by the Company to PRC were $27,313, $38,879 and $40,317 in fiscal 1995, 1996 and 1997, respectively. Purchases by the Company from PRC amounted to $6,633, $5,715 and $6,709 in fiscal 1995, 1996 and 1997, respectively. At March
30, 1996 and March 29, 1997, the Company had $12,716 and $20,292 due from PRC which is included in prepaid expenses and other in the accompanying combined balance sheets.

                         POLO RALPH LAUREN CORPORATION

                (IN THOUSANDS, EXCEPT WHERE OTHERWISE INDICATED)

6. ACCRUED EXPENSES AND OTHER

                                                                     MARCH 30,     MARCH 29,
                                                                       1996          1997
                                                                     ---------     ---------
    Accrued operating expenses...................................     $19,798       $26,637
    Accrued payroll and benefits.................................      11,279        25,318
    Accrued shop-within-shop boutique costs......................       3,016         9,737
    Accrued income taxes.........................................       1,469         2,417
    Accrued interest.............................................       1,420         1,416
                                                                      -------       -------
                                                                      $36,982       $65,525
                                                                      =======       =======

7. FINANCING AGREEMENTS

     Long-term debt consists of the following:

                                                                     MARCH 30,     MARCH 29,
                                                                       1996          1997
                                                                     ---------     ---------
    Polo Partnership term loans....................................   $70,000       $60,000
    Womenswear term loan...........................................    10,000         9,000
    Other..........................................................     1,914         1,123
                                                                      -------       -------
                                                                       81,914        70,123
    Less: current portion..........................................    11,765        22,248
                                                                      -------       -------
                                                                      $70,149       $47,875
                                                                      =======       =======

     On October 31, 1994, the Polo Partnership entered into a six year financing arrangement with commercial banks providing for a $125.0 million revolving credit facility and $80.0 million in term loans. The revolving credit facility is available for the issuance of letters of credit, acceptances or direct borrowings and is limited to a borrowing base calculated on eligible accounts receivable, certain inventory and letters of credit. Any unused portion of the available credit line ($48,224 and $103,171 at March 30, 1996 and March 29, 1997, respectively) is subject to a 3/8% commitment fee. Notes and acceptances payable under this facility amounted to $58,086 and $4,658 at March 30, 1996 and March 29, 1997, respectively, and bore interest based on either the prime rate or LIBOR plus 1.75%, as permitted by the agreement (ranging from 5.75% to 8.25% at March 30, 1996 and from 5.5% to 6.25% at March 29, 1997). The credit facility and term loans are collateralized by trade wholesale accounts receivable, retail inventories and assignments of licensing revenue and certain trademarks.

     In fiscal 1996, Womenswear entered into a five year financing arrangement with a financial institution providing for a $30.0 million revolving credit facility and a $10.0 million term loan. The revolving credit facility is available for the issuance of letters of credit, acceptances or direct borrowings and is limited to a borrowing base calculated on eligible accounts receivable, inventory and accrued royalties. Any unused portion of the available credit line ($8,218 and $11,163 at March 30, 1996 and March 29, 1997,
respectively) is subject to a 3/8% commitment fee. Notes and acceptances payable under this facility amounted to $15,645 and $22,119 at March 30, 1996 and March 29, 1997, respectively, and bore interest at the institution's reference rate (8.25% at March 30, 1996 and March 29, 1997). The credit facility is collateralized by substantially all of the assets of Womenswear. In February 1997, Womenswear amended its credit facility to increase its revolving credit facility to $40.0 million.

                         POLO RALPH LAUREN CORPORATION

                (IN THOUSANDS, EXCEPT WHERE OTHERWISE INDICATED)

     The financing agreements contain certain restrictive covenants which, among other things, require the maintenance of certain financial ratios and set various limitations on capital expenditures and distributions to partners. The weighted average interest rate on borrowings under revolving credit facilities was 8.3%, 8.4% and 7.7% in fiscal 1995, 1996 and 1997, respectively.

     The Polo Partnership term loans are repayable semi-annually in April and October in equal installments of $10.0 million through October 1999 and bear interest primarily at LIBOR plus 1.75% (ranging from 7.0% to 7.25% at March 30, 1996 and from 6.9% to 8.25% at March 29, 1997).

     The Womenswear term loan is repayable quarterly in installments ranging from $250 to $750 through July 1, 2000, with a final payment due of $1,250 on September 30, 2000 and bears interest at the institution's reference rate plus 0.5% (8.75% at March 30, 1996 and March 29, 1997).

     In connection with the Womenswear credit facility, an entity wholly owned by Mr. Lauren is required to contribute up to $3.0 million to Womenswear if Womenswear does not maintain a specified cash flow ratio. Additionally, this related entity guarantees Womenswear's debt up to $3.0 million under certain circumstances, inclusive of any payments required under the above cash flow provision.

     At March 29, 1997, maturities of long-term debt were as follows:

                                   FISCAL YEAR
                                      ENDING
        ------------------------------------------------------------------
          1998............................................................  $22,248
          1999............................................................   22,875
          2000............................................................   23,000
          2001............................................................    2,000
                                                                            -------
                                                                            $70,123
                                                                            =======

     On June 9, 1997, the Company entered into a new financing arrangement (the "New Credit Facility") providing for $375.0 million of revolving credit. The proceeds from the New Credit Facility were used to refinance the Polo Partnership credit facility and to repay in full approximately $56.6 million of aggregate borrowings outstanding under the Womenswear credit facility and the PRC credit facility (see Note 13). If within 30 days of the Reorganization, the Company successfully completes the Offerings, the New Credit Facility will be reduced to a $225.0 million revolving credit facility; otherwise, it will provide for a $225.0 million revolving credit facility and $150.0 million in term loans. The term loans will be repayable in semi-annual installments ranging from $10.0 million to $20.0 million. Interest is payable, at the Company's option, at the lender's Base Rate (as defined) or at the London Interbank Offered Rate plus an interest margin, as permitted by the agreement. The New Credit Facility is collateralized by trade accounts receivable and requires, among other things, the maintenance of restrictive covenants including net worth and leverage ratios, and sets limitations on indebtedness and incurrences of liens, and restrictions on sales of assets and transactions with affiliates.

8.  SUBORDINATED NOTES

     The subordinated notes are payable to Mr. Lauren on April 30, 1997 in the amount of $20.0 million and to Mr. Lauren and the GS Group on March 1, 2001 in the aggregate amount of $24.0 million. These notes bear interest at the prime rate (8.25% and 8.5% at March 30, 1996 and March 29, 1997, respectively) and are subordinated to the Polo Partnership's credit facility and term

                         POLO RALPH LAUREN CORPORATION

                (IN THOUSANDS, EXCEPT WHERE OTHERWISE INDICATED)

notes. Interest expense on the subordinated notes amounted to $2,514, $3,791 and $3,632 in fiscal 1995, 1996, and 1997 respectively.

9.  INCOME TAXES

     The components of the provision for income taxes were as follows:

                                                                  FISCAL YEAR ENDED
                                                         -----------------------------------
                                                          APRIL
                                                           1,        MARCH 30,     MARCH 29,
                                                          1995         1996          1997
                                                         -------     ---------     ---------
    Current:
      Federal..........................................  $ 6,761      $ 7,644       $16,649
      State and local..................................    5,235        3,123         6,633
      Foreign..........................................      252          392           460
    Deferred...........................................      996         (234)         (938)
                                                          ------      -------       -------
                                                         $13,244      $10,925       $22,804
                                                          ======      =======       =======

     The foreign and domestic components of income before income taxes were as follows:

                                                                 FISCAL YEAR ENDED
                                                          -------------------------------
                                                           APRIL       MARCH      MARCH
                                                            1,          30,        29,
                                                           1995         1996       1997
                                                          -------     --------   --------
    Domestic..........................................    $66,432     $ 78,445   $113,188
    Foreign...........................................     26,986       31,287     26,916
                                                          -------      -------   --------
                                                          $93,418     $109,732   $140,104
                                                          =======      =======   ========

     The provision for income taxes differs from the amounts computed by applying the statutory Federal income tax rate to income before income taxes mainly due to the inclusion of entities not subject to Federal income tax in the combined group. The effective tax rate was 14.2%, 10.0% and 16.3% in fiscal 1995, 1996 and 1997, respectively. The decline in the effective tax rate from fiscal 1995 to fiscal 1996 is mainly due to the full year benefit of the fiscal 1995 reorganization and formation of limited partnerships. The increase in the effective tax rate from fiscal 1996 to fiscal 1997 is primarily attributable to the increase in pre-tax income of C Corporations in relation to total pre-tax income included in the combined group and subject to Federal and state taxes.

     The provision for income taxes differs from the amounts computed by applying the statutory Federal income tax rate to income before income taxes due to the following:

                                                               FISCAL YEAR ENDED
                                                      -----------------------------------
                                                                    MARCH
                                                      APRIL 1,       30,        MARCH 29,
                                                        1995         1996         1997
                                                      --------     --------     ---------
    Provision for income taxes at statutory Federal
      rate..........................................  $ 32,696     $ 38,406     $  49,036
    Increase (decrease) due to:
      Subchapter S and unincorporated entities......   (24,232)     (28,575)      (29,433)
      Foreign income................................    (1,122)      (1,009)       (2,210)
      State and local income taxes, net of Federal
      benefit.......................................     5,637        2,072         4,126
      Other.........................................       265           31         1,285
                                                      --------     --------      --------
                                                      $ 13,244     $ 10,925     $  22,804
                                                      ========     ========      ========

                         POLO RALPH LAUREN CORPORATION

                (IN THOUSANDS, EXCEPT WHERE OTHERWISE INDICATED)

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. The net deferred tax asset at March 30, 1996 and March 29, 1997 amounted to $2,075 and $2,719, respectively, and consisted primarily of uniform inventory capitalization. Net deferred tax assets are included in prepaid expenses and other in the accompanying combined balance sheets.

10.  FINANCIAL INSTRUMENTS

     During fiscal 1995, the Company entered into an interest rate swap agreement with a commercial bank which expires on October 14, 1999 to hedge against interest rate fluctuations. The swap agreement effectively converts the outstanding balance of the Polo Partnership's term loans from variable rate borrowings to fixed rate obligations. Under the terms of this agreement, the Company makes payments at a fixed rate of 6.955% and receives payments from the counterparty based on the notional amount ($60.0 million at March 29, 1997), adjusted for scheduled loan repayments, based on LIBOR. The net interest paid or received on this arrangement is included in interest expense. The fair value of this agreement, based on the estimated amount that the Company would pay to terminate the agreement was $1,559 and $562 at March 30, 1996 and March 29, 1997, respectively. The fair value information has been obtained from a financial institution.

     The Company from time to time enters into forward foreign exchange contracts as hedges relating to identifiable currency positions to reduce the risk from exchange rate fluctuations. Gains and losses on these contracts are deferred and recognized as adjustments to the bases of those assets. Such gains and losses were not material.

     At March 30, 1996, the Company had a forward foreign exchange contract outstanding with Goldman, Sachs & Co. (GS & Co.) to deliver 593 million yen on April 17, 1996. At March 29, 1997, the Company had a forward foreign exchange contract outstanding with GS & Co. to deliver 825 million yen on April 15, 1997 in exchange for $8,083. These contracts are hedges relating to foreign licensing revenues. The fair value of these contracts approximated carrying value due to their short-term maturities.

     The Company is exposed to credit losses in the event of nonperformance by the counterparties to the interest rate swap agreement and forward foreign exchange contract, but it does not expect any counterparties to fail to meet their obligation given their high-credit rating.

     The carrying amounts of financial instruments reported on the combined balance sheet at March 30, 1996 and March 29, 1997 approximated their estimated fair values primarily due to either the short-term maturity of the instruments or their adjustable market rate of interest. Considerable judgment is required in interpreting certain market data to develop estimated fair values for certain financial instruments. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

11.  EMPLOYEE BENEFITS

  Profit Sharing Retirement Savings Plans

     The Company sponsors two defined contribution benefit plans covering substantially all eligible non-union U.S. employees which include a savings plan feature under Section 401(k) of the Internal Revenue Code. The Company makes discretionary contributions to the plans and contributes an amount equal to 50% of the first 6% of an employee's contribution. Under the terms of the plans, a participant is 100% vested in the Company's matching and discretionary contributions after seven

                         POLO RALPH LAUREN CORPORATION

                (IN THOUSANDS, EXCEPT WHERE OTHERWISE INDICATED)

years of credited service. Contributions under these plans approximated $4,041, $4,557 and $4,990 in fiscal 1995, 1996 and 1997, respectively.

  Union Pension

     Womenswear participates in a multi-employer pension plan and is required to make contributions to the International Ladies Garment Workers' Union (the "Union") for dues based on wages paid to union employees. A portion of such dues are allocated by the Union to a Retirement Fund which provides defined benefits to substantially all unionized workers. Womenswear does not participate in the management of the plan and has not been furnished with any information with respect to the type of benefits provided, vested and nonvested benefits or plan assets. Union expense amounted to $186 and $638 in fiscal 1996 and 1997, respectively.

     Under the Employee Retirement Income Security Act of 1974, as amended, an employer, upon withdrawal from or termination of a multi-employer plan, is required to continue funding its proportionate share of the plan's unfunded vested benefits. Such withdrawal liability was assumed in conjunction with the acquisition of certain assets from RLW (see Note 1). Womenswear has no current intention of withdrawing from the plan.

  Deferred Compensation

     The Company has deferred compensation arrangements for certain key executives which generally provide for payments upon retirement or death. The amounts accrued under these plans were $7,469 and $10,532 at March 30, 1996 and March 29, 1997, respectively. Total compensation expense recorded was $1,402, $2,094 and $3,229 in fiscal 1995, 1996 and 1997, respectively. The Company funds these obligations through the issuance of officers' life insurance policies and the establishment of trust accounts on behalf of the executives participating in the plans. The cash surrender value of the life insurance policies and trust accounts are reflected in other assets in the accompanying combined balance sheets.

12.  COMMITMENTS AND CONTINGENCIES

  Leases

     The Company leases office, warehouse and retail space and office equipment under operating leases which expire through 2021. As of March 29, 1997, aggregate minimum annual rental payments under noncancelable operating leases were as follows:

                               FISCAL YEAR ENDING
        -----------------------------------------------------------------
          1998...........................................................  $ 45,884
          1999...........................................................    43,658
          2000...........................................................    37,047
          2001...........................................................    33,644
          2002...........................................................    29,012
          Thereafter.....................................................   185,299
                                                                           --------
                                                                           $374,544
                                                                           ========

     Rent expense charged to operations was $28,393, $34,483 and $37,091, net of sublease income of $2,129, $2,091 and $2,146, respectively, in fiscal 1995, 1996 and 1997, respectively. Substantially all outlet and retail store leases provide for contingent rentals based upon sales and require the Company to pay taxes, insurance and occupancy costs. Certain rentals are based solely

                         POLO RALPH LAUREN CORPORATION

                (IN THOUSANDS, EXCEPT WHERE OTHERWISE INDICATED)

on a percentage of sales and one significant lease requires a fair market value adjustment at January 1, 2004. Contingent rental charges included in rent expense were $2,828, $3,160 and $3,707 in fiscal 1995, 1996 and 1997, respectively.

  Letters of Credit

     At March 29, 1997, the Company is contingently liable for unexpired bank letters of credit of $17,260 related to commitments for the purchase of inventories and in connection with its leases.

  Employment Agreements

     The Company is party to employment agreements with certain executives which provide for compensation and certain other benefits. The agreements also provide for severance payments under certain circumstances.

  Legal Matters

     The Company is from time to time involved in routine legal claims, involving trademark and intellectual property, licensing, employee relations and other matters incidental to its business. Currently, the Company is a party to an arbitration proceeding which it initiated in San Francisco to resolve a dispute with an independent freestanding retail licensee which operates a Polo store in Beverly Hills, California. This licensee had previously claimed that the Company breached its license agreement when the Company refused last year to authorize the opening of a free-standing Polo concession at Los Angeles International Airport by the licensee. The Company believes it was acting within its contractual rights when it rejected the licensee's proposal. The Company initiated the arbitration proceeding in November 1996 under the rules of the American Arbitration Association in accordance with the terms of its licensing agreement for a declaration of rights under such agreement. The licensee in a counterclaim has sought compensatory and punitive damages in excess of $5.0 million. In the opinion of the Company's management, the resolution of any matter currently pending will not have a material effect on its financial condition or results of operations.

13.  SUBSEQUENT EVENT

     On March 21, 1997, the Company entered into purchase agreements with certain third parties to acquire the remaining 50% interest in PRC, effective April 3, 1997, for consideration aggregating approximately $10.4 million ("PRC Acquisition"), which will be completed simultaneously with the Offerings. The PRC Acquisition will be accounted for as a purchase and the Company will consolidate the operations of PRC from the effective date of the acquisition.

     Effective March 31, 1997, the Company entered into a joint venture agreement with a nonaffiliated partner to acquire real property in New York City. The Company and its partners expect to own and operate a concept store and a restaurant in New York City and are discussing other possible concepts at the location. Concurrent with the signing of the agreement, the Company made an initial contribution for its 50% interest in the joint venture in the amount of $5.0 million. The Company will account for its 50% interest in the joint venture under the equity method from the effective date of the agreement.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Company and the Selling Stockholders have agreed to sell to each of the U.S. Underwriters named below, and each of such U.S. Underwriters, for whom Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated are acting as representatives, has severally agreed to purchase from the Company and the Selling Stockholders the respective number of shares of Class A Common Stock set forth opposite its name below:

                                                                  NUMBER OF SHARES OF
                              UNDERWRITER                         CLASS A COMMON STOCK
        --------------------------------------------------------  --------------------
        Goldman, Sachs & Co. ...................................        4,701,334
        Merrill Lynch, Pierce, Fenner & Smith
                     Incorporated...............................        4,701,333
        Morgan Stanley & Co. Incorporated.......................        4,701,333
        Advest, Inc. ...........................................          261,000
        Robert W. Baird & Co. Incorporated......................          261,000
        Bear, Stearns & Co. Inc. ...............................          333,000
        William Blair & Company, L.L.C. ........................          261,000
        Blaylock & Partners, L.P. ..............................          117,000
        The Buckingham Research Group, Incorporated.............          333,000
        Chase Securities Inc. ..................................          333,000
        Dain Bosworth Incorporated..............................          261,000
        Dillon, Read & Co. Inc. ................................          333,000
        Donaldson, Lufkin & Jenrette Securities Corporation.....          333,000
        A.G. Edwards & Sons, Inc. ..............................          333,000
        EVEREN Securities, Inc. ................................          333,000
        Furman Selz LLC.........................................          333,000
        Gerard Klauer Mattison & Co., Inc. .....................          117,000
        J.J.B. Hilliard, W.L. Lyons, Inc. ......................          117,000
        Interstate/Johnson Lane Corporation.....................          117,000
        Edward D. Jones & Co., L.P. ............................          261,000
        Lazard Freres & Co. LLC.................................          333,000
        Legg Mason Wood Walker Incorporated.....................          261,000
        Montgomery Securities...................................          333,000
        J.P. Morgan Securities, Inc. ...........................          333,000
        Principal Financial Securities, Inc. ...................          261,000
        Prudential Securities Incorporated......................          333,000
        Rauscher Pierce Refsnes, Inc. ..........................          261,000
        Robertson, Stephens & Company LLC.......................          333,000
        Roney & Co., LLC........................................          117,000
        Salomon Brothers Inc. ..................................          333,000
        Charles Schwab & Co., Inc. .............................          261,000
        Scott & Stringfellow, Inc. .............................          117,000
        Muriel Siebert & Co., Inc. .............................          117,000
        Smith Barney Inc. ......................................          333,000
        Stephens Inc. ..........................................          261,000
        Stifel, Nicolaus & Company, Incorporated................          117,000
        Sutro & Co. Incorporated................................          261,000
        Tucker Anthony Incorporated.............................          261,000
        Wasserstein Perella Securities, Inc. ...................          333,000
                                                                          -------
                  Total.........................................       23,500,000
                                                                          =======

     Under the terms and conditions of the Underwriting Agreement, the U.S. Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken. Pursuant to the Underwriting Agreement, the representatives of the U.S. Underwriters will purchase, on an equal basis, the shares offered on behalf of the GS Group in the U.S. Offering immediately following the execution of the Underwriting Agreement, in exchange for notes of the representatives of the U.S. Underwriters. The notes to be issued to the GS Group will be payable on the earlier of the closing of the Offerings and 15 days from the date of this Prospectus. The number of shares each respective

U.S. Underwriter is severally obligated to purchase, as set forth above, will not be affected by the foregoing arrangements. The representatives of the U.S. Underwriters will also purchase the shares offered on behalf of the GS Group in the International Offering under similar arrangements. Each member of the GS Group has granted to the representatives of the U.S. Underwriters the right to require such member to purchase, in the event that the Offerings are not consummated, the shares being purchased by the representatives of the U.S. Underwriters from such member in the Offerings, for a purchase price consisting of the assumption of all of the obligations of the U.S. Underwriters under the note issued to such member.

     The U.S. Underwriters propose to offer the shares of Class A Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such price less a concession of $0.85 per share. The U.S. Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain brokers and dealers. After the shares of the Class A Common Stock are released for sale to the public, the offering price and the other selling terms may from time to time be varied by the representatives.

     The Company and the Selling Stockholders have entered into an underwriting agreement (the "International Underwriting Agreement") with the underwriters of the International Offering (the "International Underwriters") providing for the concurrent offer and sale of shares of Class A Common Stock in an international offering outside the United States. The offering price and aggregate underwriting discounts and commissions per share for the two offerings are identical. The closing of the offering made hereby is a condition to the closing of the International Offering, and vice versa. The representatives of the International Underwriters are Goldman Sachs International, Merrill Lynch International and Morgan Stanley & Co. International Limited.

     Pursuant to an agreement between the U.S. and International Underwriting Syndicates (the "Agreement Between") relating to the two offerings, each of the U.S. Underwriters named herein has agreed that, as a part of the distribution of the shares offered hereby and subject to certain exceptions, it will offer, sell or deliver the shares of Class A Common Stock, directly or indirectly, only in the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (the "United States") and to U.S. persons, which term shall mean, for purposes of this paragraph: (a) any individual who is a resident of the United States or (b) any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof and whose office most directly involved with the purchase is located in the United States. Each of the International Underwriters has agreed pursuant to the Agreement Between that, as a part of the distribution of the shares offered as a part of the International Offering, and subject to certain exceptions, it will
(i) not, directly or indirectly, offer, sell or deliver shares of Class A Common Stock (a) in the United States or to any U.S. persons or (b) to any person who it believes intends to reoffer, resell or deliver the shares in the United States or to any U.S. persons, and (ii) cause any dealer to whom it may sell such shares at any concession to agree to observe a similar restriction.

     Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Class A Common Stock as may be mutually agreed. The price of any shares so sold shall be the initial public offering price, less an amount not greater than the selling concession.

     The Company and Mr. Lauren have granted the U.S. Underwriters options exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 3,525,000 additional shares of Class A Common Stock solely to cover overallotments, if any. If the U.S. Underwriters exercise their over-allotment options, the U.S. Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 23,500,000 shares of Class A Common Stock offered. The Company and Mr. Lauren have granted the International Underwriters similar options to purchase up to an aggregate of 900,000 additional shares of Class A Common Stock. If the Underwriters exercise their options but not in full, the shares to be sold by Mr. Lauren pursuant to such options will be purchased by the Underwriters prior to any shares to be sold by the Company pursuant to such options.

     The Company, its executive officers and directors and all other holders of Common Stock, including the Selling Stockholders, have agreed that, during the period beginning from the date of the Underwriting Agreement and continuing to and including the date 180 days after the date of this Prospectus, they will not offer, sell, contract to sell or otherwise dispose of any shares of Class A Common Stock or any securities of the Company that are substantially similar to the Class A Common Stock, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, Class A Common Stock or any such substantially similar securities (other than pursuant to employee or director stock or stock option plans existing on the date of this Prospectus or in connection with the PRC Acquisition) without the prior written consent of Goldman, Sachs & Co., as representative of the Underwriters, except for the shares of Class A Common Stock offered in connection with the concurrent U.S. Offering and International Offering.

     The Underwriters have reserved for sale at the initial public offering price up to 2,950,000 shares which may be sold to the Company's management employees, customers and suppliers and other persons associated with the Company or affiliated with any director, officer or management employee of the Company. The number of shares available for sale to the general public will be reduced to the extent any reserved shares are purchased. Any reserved shares not so purchased will be offered by the Underwriters on the same basis as the other shares offered hereby.

     Prior to the Offerings, there has been no public market for the shares. The initial public offering price was negotiated among the Company, the Selling Stockholders and the representatives of the U.S. Underwriters and the International Underwriters. Among the factors considered in determining the initial public offering price of the Class A Common Stock, in addition to prevailing market conditions, were the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

     During and after the Offerings, the Underwriters may purchase and sell the Class A Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the Offerings. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Class A Common Stock; and syndicate short positions involve the sale by the Underwriters of a greater number of shares of Class A Common Stock than they are required to purchase from the Company and the Selling Stockholders in the Offerings. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the Class A Common Stock sold in the offering for their account may be reclaimed by the syndicate if such Class A Common Stock is repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Class A Common Stock, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

     The Company's Class A Common Stock has been approved for listing, subject to notice of issuance, on the NYSE under the symbol "RL". In order to meet one of the requirements for listing the Class A Common Stock on the NYSE, the Underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

     The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

     This Prospectus may be used by Underwriters and dealers in connection with offers and sales of Class A Common Stock, including shares initially sold in the International Offering to persons located in the United States.

     Under Rule 2720 of the National Association of Securities Dealers, Inc. (the "NASD") the Company may be deemed an affiliate of Goldman, Sachs & Co. The Offerings are being conducted in accordance with Rule 2720, which provides that, among other things, when an NASD member participates in the underwriting of an affiliate's equity securities, the initial public offering price can be no higher than that recommended by a "qualified independent underwriter" meeting certain standards. In accordance with this requirement, Morgan Stanley & Co. Incorporated, has served in such role and has recommended a price in compliance with the requirements of Rule 2720. In connection with the Offerings, Morgan Stanley & Co. Incorporated in its role as qualified independent underwriter has performed due diligence investigations and reviewed and participated in the preparation of the Prospectus and the Registration Statement of which this Prospectus forms a part. In addition, the Underwriters may not confirm sales to any discretionary account without the prior written approval of the customer.

     Mr. Richard A. Friedman, a Managing Director of Goldman, Sachs & Co., is a director of the Company.

     The Chase Manhattan Bank is the agent and a lender under the New Credit Facility and will receive part of the proceeds of the Offering by reason of the repayment of amounts due under the New Credit Facility. In addition, The Chase Manhattan Bank from time to time performs general financing and banking services for the Company and receives customary compensation in connection with such services. Chase Securities Inc., an affiliate of The Chase Manhattan Bank, is one of the Underwriters of the U.S. Offering. See "Use of Proceeds".

         [POLO PLAYER ASTRIDE A HORSE LOGO FOLLOWED BY A LIST OF THE
                      COMPANY'S BRANDS AND TRADE NAMES]